<u>**Dated 15 December 2004 and as amended**</u>
<u>**and restated on   December 2005**</u>

AL MARROUNA INC., AL AREESH INC.
and AL DAAYEN INC.   **(1)**
as joint and several Borrowers

CALYON   **(2)**
as Arranger

CALYON   **(3)**
as Facility Agent

CALYON
as Security Trustee   **(4)**

THE EXPORT-IMPORT BANK OF KOREA   **(5)**
as loan provider

THE BANKS AND FINANCIAL INSTITUTIONS   **(6)**
whose names are set out in Schedule 1
as Commercial Lenders

LOAN AGREEMENT
relating to a $468,108,023 loan to finance three LNG Tankers to be time chartered to Ras Laffan Liquefied Natural Gas Company Limited II

Contents

THIS AGREEMENT is dated 15 December 2004 and is amended and restated on   December 2005 and made **BETWEEN**:

    (1)   **AL MARROUNA INC.** (formerly DSME HULL NO. 2238 INC.), **AL AREESH INC.** (formerly DSME HULL NO. 2239 INC.) and **AL DAAYEN INC.** (formerly DSME HULL NO. 2240 INC.) as joint and several Borrowers;

    (2)   **CALYON** as Arranger;

    (3)   **CALYON** as Facility Agent;

    (4)   **CALYON** as Security Trustee;

    (5)   **THE EXPORT-IMPORT BANK OF KOREA**; and

    (6)   **THE BANKS AND FINANCIAL INSTITUTIONS** whose names and addresses are set out in Part 1 of Schedule 1.

IT IS AGREED as follows:

1 Purpose and definitions

1.1 Purpose

This Agreement sets out the terms and conditions upon and subject to which the Lenders agree to make available to the Borrowers jointly and severally a loan of up to an aggregate amount of four hundred and sixty eight million, one hundred and eight thousand and twenty three Dollars ($468,108,023), in two Loan Tranches, three Ship Tranches and in multiple Advances, each to be used for the purpose of financing the Deposit Payments to be held with the Deposit Bank in connection with the letter of credit security to be procured by the Lessee in favour of the Lessor in respect of the acquisition and the leasing of the Ships by the Lessor to the Lessee .

1.2 Definitions

In this Agreement, unless the context otherwise requires:

"**2238 Borrower**" means Al Marrouna Inc. (formerly DSME Hull No. 2238 Inc.) of Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 and includes its successors in title;

"**2238 Deposit Agreement**" means the deposit agreement and charge in respect of the financing arrangements of the 2238 Ship executed or (as the context may require) to be executed by the 2238 Borrower and the Deposit Bank;

"**2238 Deposit Payment**" means each deposit payment which is to be placed by the 2238 Borrower with the Deposit Bank in connection with the financing arrangements for the 2238 Ship in accordance with the provisions of the 2238 Deposit Agreement and "**2238 Deposit Payments**" means any or all of them;

"**2238 Lease**" means the lease agreement in respect of the 2238 Ship executed or (as the context may require) to be executed by the Lessor and the Lessee;

"**2238 Lessee Assignment**" means the deed of assignment executed or (as the context may require) to be executed by the Lessee in favour of the Security Trustee containing, inter alia, an assignment of the Lessee's right, interest and benefit in and to the 2238 Time Charter, the 2238 Lease, the 2238 Lessor Assignment and the Earnings, Insurances and Requisition Compensation in respect of the 2238 Ship;

"**2238 Lessor Assignment**" means the deed of assignment executed or (as the context may require) to be executed by the Lessor in favour of the Lessee containing, inter alia, an assignment of the Lessor's rights, interest and benefit in and to the 2238 Shipbuilding Contract, the 2238 Refund Guarantee and the Insurances and Requisition Compensation in respect of the 2238 Ship and a charge over the Lessor's rights, interest and benefit in and to the Lessor Proceeds Account;

"**2238 Lessor Parent Support Letter**" means the letter of support executed or (as the context may require) to be executed by the Lessor Parent in favour of the Security Trustee in respect of the Lessor's obligations under the Transaction Documents relating to the 2238 Ship;

"**2238 Mortgage**" means a first priority statutory mortgage of the 2238 Ship executed or (as the context may require) to be executed by the Lessor in favour of the Lessee and as transferred in favour of the Security Trustee pursuant to the 2238 Mortgage Transfer;

"**2238 Mortgage Transfer**" means the mortgage transfer in respect of the 2238 Mortgage executed or (as the context may require) to be executed by the Lessee in favour of the Security Trustee;

"**2238 Novation Agreement**" means the novation agreement in respect of the 2238 Ship executed or (as the context may require) to be executed by the Builder, the 2238 Borrower, the Replacement Purchaser and the Lessor pursuant to which the Lessor is to acquire the rights and obligations of the 2238 Borrower under the 2238 Original Shipbuilding Contract;

"**2238 Original Shipbuilding Contract**" means the contract dated 3 June 2004 between the Builder and the 2238 Borrower pursuant to which the Builder is to construct and sell, and the 2238 Borrower is to purchase, the 2238 Ship (and as amended by an addendum dated 1 December 2004 between the Borrowers and the Builder and as amended by and incorporating the rights and obligations under a memorandum of agreement dated 18 August 2005 entered into between the Teekay Guarantor and the Builder (pursuant to which the Builder agreed to procure and sell to the Teekay Guarantor certain depot spare parts for the Ships) as the same has been novated from the Teekay Guarantor in favour of the 2238 Borrower by a novation agreement to be entered into on or about the date hereof between the Builder, the Teekay Guarantor and the 2238 Borrower);

"**2238 Original Time Charter**" means the sub-time charter dated 1 July 2004 in respect of the 2238 Ship executed by the Teekay Charterer and the Time Charterer;

"**2238 Proceeds Deed**" means the proceeds deed in respect of the 2238 Ship executed or (as the context may require) to be executed by the Lessor, the Lessee, the Borrowers, the Replacement Purchaser, the Security Trustee, the Proceeds Account Bank, the Operating Account Bank, the Debt Swap Providers, the Lease Swap Provider, KEXIM and the Commercial Lenders;

"**2238 Refund Guarantee**" means the letter of guarantee issued by the Refund Guarantor in respect of the Builder's obligations to refund instalments paid by the Lessor under the 2238 Shipbuilding Contract and any replacement or additional guarantee(s) issued or to be issued by the Refund Guarantor in respect of such obligations that are acceptable to the Lenders and any extension or renewals to such guarantee(s);

"**2238 Share Pledge**" means the pledge of all of the issued shares of the 2238 Borrower executed or (as the context may require) to be executed by the Shareholder in favour of the Security Trustee;

"**2238 Ship**" means the vessel with Hull No. 2238 being constructed in Koje Island, Korea by the Builder and to be registered in the ownership of the Lessor through the Registry under the laws and flag of the Flag State and as more particularly described in the definition of "Ship" in the 2238 Proceeds Deed;

"**2238 Shipbuilding Contract**" means the 2238 Original Shipbuilding Contract as novated to the Lessor pursuant to the 2238 Novation Agreement and, where the context so requires, as further novated to the Replacement Purchaser pursuant to the 2238 Novation Agreement;

"**2238 Time Charter**" means the 2238 Original Time Charter as novated from the Teekay Charterer to the Lessee and thereafter amended pursuant to the 2238 Time Charter Novation Agreement together with its supplemental purchase option side letter dated on or about the date of the Supplemental Agreement from the Lessee to the Time Charterer;

"**2238 Time Charter Novation Agreement**" means the novation agreement in respect of the 2238 Ship executed or (as the context may require) to be executed by the Lessee, the Teekay Charterer and the Time Charterer pursuant to which the Lessee is to acquire the rights and the obligations of the Teekay Charterer under the 2238 Original Time Charter;

"**2239 Borrower**" means Al Areesh Inc. (formerly DSME Hull No. 2239 Inc.) of Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 and includes its successors in title;

"**2239 Deposit Agreement**" means the deposit agreement and charge in respect of the financing arrangements of the 2239 Ship executed or (as the context may require) to be executed by the 2239 Borrower and the Deposit Bank;

"**2239 Deposit Payment**" means each deposit payment which is to be placed by the 2239 Borrower with the Deposit Bank in connection with the financing arrangements for the 2239 Ship in accordance with the provisions of the 2239 Deposit Agreement and "**2239 Deposit Payments**" means any or all of them;

"**2239 Lease**" means the lease agreement in respect of the 2239 Ship executed or (as the context may require) to be executed by the Lessor and the Lessee;

"**2239 Lessee Assignment**" means the deed of assignment executed or (as the context may require) to be executed by the Lessee in favour of the Security Trustee containing, inter alia, an assignment of the Lessee's right, interest and benefit in and to the 2239 Time Charter, the 2239 Lease, the 2239 Lessor Assignment and the Earnings, Insurances and Requisition Compensation in respect of the 2239 Ship;

"**2239 Lessor Assignment**" means the deed of assignment executed or (as the context may require) to be executed by the Lessor in favour of the Lessee containing, inter alia, an assignment of the Lessor's rights, interest and benefit in and to the 2239 Shipbuilding Contract, the 2239 Refund Guarantee and the Insurances and Requisition Compensation in respect of the 2239 Ship and a charge over the Lessor's rights, interest and benefit in and to the Lessor Proceeds Account;

"**2239 Lessor Parent Support Letter**" means the letter of support executed or (as the context may require) to be executed by the Lessor Parent in favour of the Security Trustee in respect of the Lessor's obligations under the Transaction Documents relating to the 2239 Ship;

"**2239 Mortgage**" means a first priority statutory mortgage of the 2239 Ship executed or (as the context may require) to be executed by the Lessor in favour of the Lessee and as transferred in favour of the Security Trustee pursuant to the 2239 Mortgage Transfer;

"**2239 Mortgage Transfer**" means the mortgage transfer in respect of the 2239 Mortgage executed or (as the context may require) to be executed by the Lessee in favour of the Security Trustee;

"**2239 Novation Agreement**" means the novation agreement in respect of the 2239 Ship executed or (as the context may require) to be executed by the Builder, the 2239 Borrower, the Replacement Purchaser and the Lessor pursuant to which the Lessor is to acquire the rights and obligations of the 2239 Borrower under the 2239 Original Shipbuilding Contract;

"**2239 Original Shipbuilding Contract**" means the contract dated 3 June 2004 between the Builder and the 2239 Borrower pursuant to which the Builder is to construct and sell, and the 2239 Borrower is to purchase, the 2239 Ship (and as amended by an addendum dated 1 December 2004 between the Borrowers and the Builder);

"**2239 Original Time Charter**" means the sub-time charter dated 1 July 2004 in respect of the 2239 Ship executed by the Teekay Charterer and the Time Charterer;

"**2239 Proceeds Deed**" means the proceeds deed in respect of the 2239 Ship executed or (as the context may require) to be executed by the Lessor, the Lessee, the Borrowers, the Replacement Purchaser, the Security Trustee, the Proceeds Account Bank, the Operating Account Bank, the Debt Swap Providers, the Lease Swap Provider, KEXIM and the Commercial Lenders;

"**2239 Refund Guarantee**" means the letter of guarantee issued by the Refund Guarantor in respect of the Builder's obligations to refund instalments paid by the Lessor under the 2239 Shipbuilding Contract and any replacement or additional guarantee(s) issued or to be issued by the Refund Guarantor in respect of such obligations that are acceptable to the Lenders and any extension or renewals to such guarantee(s);

"**2239 Share Pledge**" means the pledge of all of the issued shares of the 2239 Borrower executed or (as the context may require) to be executed by the Shareholder in favour of the Security Trustee;

"**2239 Ship**" means the vessel with Hull No. 2239 being constructed in Koje Island, Korea by the Builder and to be registered in the ownership of the Lessor through the Registry under the laws and flag of the Flag State and as more particularly described in the definition of "Ship" in the 2239 Proceeds Deed;

"**2239 Shipbuilding Contract**" means the 2239 Original Shipbuilding Contract as novated to the Lessor pursuant to the 2239 Novation Agreement and, where the context so requires, as further novated to the Replacement Purchaser pursuant to the 2239 Novation Agreement;

"**2239 Time Charter**" means the 2239 Original Time Charter as novated from the Teekay Charterer to the Lessee and thereafter amended pursuant to the 2239 Time Charter Novation Agreement together with its supplemental purchase option side letter dated on or about the date of the Supplemental Agreement from the Lessee to the Time Charterer;

"**2239 Time Charter Novation Agreement**" means the novation agreement in respect of the 2239 Ship executed or (as the context may require) to be executed by the Lessee, the Teekay Charterer and the Time Charterer pursuant to which the Lessee is to acquire the rights and the obligations of the Teekay Charterer under the 2239 Original Time Charter;

"**2240 Borrower**" means Al Daayen Inc. (formerly DSME Hull No. 2240 Inc.) of Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH 96960 and includes its successors in title;

"**2240 Deposit Agreement**" means the deposit agreement and charge in respect of the financing arrangements of the 2240 Ship executed or (as the context may require) to be executed by the 2240 Borrower and the Deposit Bank;

"**2240 Deposit Payment**" means each deposit payment which is to be placed by the 2240 Borrower with the Deposit Bank in connection with the financing arrangements for the 2240 Ship in accordance with the provisions of the 2240 Deposit Agreement and "**2240 Deposit Payments**" means any or all of them;

"**2240 Lease**" means the lease agreement in respect of the 2240 Ship executed or (as the context may require) to be executed by the Lessor and the Lessee;

"**2240 Lessee Assignment**" means the deed of assignment executed or (as the context may require) to be executed by the Lessee in favour of the Security Trustee containing, inter alia, an assignment of the Lessee's right, interest and benefit in and to the 2240 Time Charter, the 2240 Lease, the 2240 Lessor Assignment and the Earnings, Insurances and Requisition Compensation in respect of the 2240 Ship;

"**2240 Lessor Assignment**" means the deed of assignment executed or (as the context may require) to be executed by the Lessor in favour of the Lessee containing, inter alia, an assignment of the Lessor's rights, interest and benefit in and to the 2240 Shipbuilding Contract, the 2240 Refund Guarantee and the Insurances and Requisition Compensation in respect of the 2240 Ship and a charge over the Lessor's rights, interest or benefit in and to the Lessor Proceeds Account;

"**2240 Lessor Parent Support Letter**" means the letter of support executed or (as the context may require) to be executed by the Lessor Parent in favour of the Security Trustee in respect of the Lessor's obligations under the Transaction Documents relating to the 2240 Ship;

"**2240 Mortgage**" means a first priority statutory mortgage of the 2240 Ship executed or (as the context may require) to be executed by the Lessor in favour of the Lessee and as transferred in favour of the Security Trustee pursuant to the 2240 Mortgage Transfer;

"**2240 Mortgage Transfer**" means the mortgage transfer in respect of the 2240 Mortgage executed or (as the context may require) to be executed by the Lessee in favour of the Security Trustee;

"**2240 Novation Agreement**" means the novation agreement in respect of the 2240 Ship executed or (as the context may require) to be executed by the Builder, the 2240 Borrower, the Replacement Purchaser and the Lessor pursuant to which the Lessor is to acquire the rights and obligations of the 2240 Borrower under the 2240 Original Shipbuilding Contract;

"**2240 Original Shipbuilding Contract**" means the contract dated 3 June 2004 between the Builder and the 2240 Borrower pursuant to which the Builder is to construct and sell, and the 2240 Borrower is to purchase, the 2240 Ship (and as amended by an addendum dated 1 December 2004 between the Borrowers and the Builder);

"**2240 Original Time Charter**" means the sub-time charter dated 1 July 2004 in respect of the 2240 Ship executed by the Teekay Charterer and the Time Charterer;

"**2240 Proceeds Deed**" means the proceeds deed in respect of the 2240 Ship executed or (as the context may require) to be executed by the Lessor, the Lessee, the Borrowers, the Replacement Purchaser, the Security Trustee, the Proceeds Account Bank, the Operating Account Bank, the Debt Swap Providers, the Lease Swap Provider, KEXIM and the Commercial Lenders;

"**2240 Refund Guarantee**" means the letter of guarantee issued by the Refund Guarantor in respect of the Builder's obligations to refund instalments paid by the Lessor under the 2240 Shipbuilding Contract and any replacement or additional guarantee(s) issued or to be issued by the Refund Guarantor in respect of such obligations that are acceptable to the Lenders and any extension or renewals to such guarantee(s);

"**2240 Share Pledge**" means the pledge of all of the issued shares of the 2240 Borrower executed or (as the context may require) to be executed by the Shareholder in favour of the Security Trustee;

"**2240 Ship**" means the vessel with Hull No. 2240 being constructed in Koje Island, Korea by the Builder and to be registered in the ownership of the Lessor through the Registry under the laws and flag of the Flag State and as more particularly described in the definition of "Ship" in the 2240 Proceeds Deed;

"**2240 Shipbuilding Contract**" means the 2240 Original Shipbuilding Contract as novated to the Lessor pursuant to the 2240 Novation Agreement and, where the context so requires, as further novated to the Replacement Purchaser pursuant to the 2240 Novation Agreement;

"**2240 Time Charter**" means the 2240 Original Time Charter as novated from the Teekay Charterer to the Lessee and thereafter amended pursuant to the 2240 Time Charter Novation Agreement together with its supplemental purchase option side letter dated on or about the date of the Supplemental Agreement from the Lessee to the Time Charterer;

"**2240 Time Charter Novation Agreement**" means the novation agreement in respect of the 2240 Ship executed or (as the context may require) to be executed by the Lessee, the Teekay Charterer and the Time Charterer pursuant to which the Lessee is to acquire the rights and the obligations of the Teekay Charterer under the 2240 Original Time Charter;

"**Account Pledge**" means the account pledge (*acte de nantissement de compte bancaire*) in respect of the Operating Account and the Collection Account executed or (as the context may require) to be executed by the Lessee in favour of the Security Trustee;

"**Advance**" means each borrowing or, as the context may require, proposed borrowing of a proportion of the Total Commitments by the Borrowers or (as the context may require) the principal amount of such borrowing and "**Advances**" means any or all of them;

"**Agency Agreement**" means the agency agreement dated 15 December 2004 between the Facility Agent, the other Finance Parties and the Borrowers as amended and restated pursuant to the Supplemental Agreement;

"**Agreement**" means this loan agreement as originally executed on 15 December 2004 and as amended and restated pursuant to the Supplemental Agreement;

"**Approved Brokers**" means Marsh & McLennan Companies or such other firm of insurance brokers, appointed by the Borrowers or the Lessee, as may from time to time be approved in writing by the Facility Agent;

"**Approved Management Agreement**" means a management agreement on terms previously approved in writing by the Facility Agent pursuant to clause 8.6.18 providing, inter alia, for the technical management of a Mortgaged Ship by a person other than any of the Borrowers or any member of the Teekay Guarantor Group;

"**Approved Shipbrokers**" means collectively, Poten & Partners, Clarkson/LNG Solutions, Fearnleys, Platou and Bassoe or any other independent firm of shipbrokers nominated by the Borrowers and approved by the Facility Agent (acting on the instructions of the Majority Lenders) and "**Approved Shipbroker**" means any of them;

"**Arranger**" means Calyon acting through its offices at 9 quai du Président Paul Doumer, 92920 Paris La Defense Cedex, France and includes its successors in title;

"**Available Commitment**" in relation to a Lender at any time, means the amount of its Commitment less the amount of its Contribution at that time;

"**Banking Day**" means a day (other than Saturday or Sunday) on which dealings in deposits in Dollars are carried on in the London Interbank Eurocurrency Market and on which banks are open for business in London, New York City, Paris, Doha and Seoul;

"**Borrowed Money**" means Indebtedness in respect of (a) money borrowed or raised and debit balances at banks, (b) any bond, note, loan stock, debenture or similar debt instrument, (c) acceptance or documentary credit facilities, (d) receivables sold or discounted (otherwise than on a non-recourse basis), (e) deferred payments for assets or services acquired, (f) finance leases and hire purchase contracts, (g) swaps, forward exchange contracts, futures and other derivatives (each calculated on a mark to market basis), (h) any other transaction (including without limitation forward sale or purchase agreements) having the commercial effect of a borrowing or raising of money and (i) guarantees in respect of Indebtedness of any person falling within any of (a) to (h) above;

"**Borrowers**" means the 2238 Borrower, the 2239 Borrower and the 2240 Borrower and "**Borrower**" means any of them;

"**Builder**" means Daewoo Shipbuilding & Marine Engineering Co., Ltd of 140 Da-Dong, Jung-gu, Seoul, 100-180 Korea;

"**Cancellation Fee**" means, in respect of any Time Charter, the fee payable by the Time Charterer to the Lessee under such Time Charter following the exercise by the Time Charterer of its cancellation rights under clause 2d of that Time Charter;

"**Casualty Amount**" means for any Mortgaged Ship, five million Dollars ($5,000,000) (or the equivalent in any other currency);

"**Classification**" means, in relation to each Ship, the classification required by the terms of the relevant Shipbuilding Contract and after the Delivery Date for each Ship, such classification or the highest classification available for such Ship with the Classification Society;

"**Classification Society**" means, in respect of each of the Ships, Lloyds Register of Shipping, American Bureau of Shipping, Det norske Veritas or such other classification society which the Majority Lenders shall, at the request of the relevant Borrower or the Lessee, have agreed in writing shall be treated as the Classification Society in relation to a Ship for the purposes of the Security Documents;

"**Collection Account**" means the Dollar account of the Lessee opened or (as the context may require) to be opened by the Lessee with the Operating Account Bank designated "Teekay Nakilat Limited - Collection Account" and with account number 00 224 913 318 and into which all Earnings in respect of the 2238 Ship, the 2239 Ship and the 2240 Ship are to be paid after an Event of Default has occurred which is continuing and unwaived and includes any sub-account thereof or time deposit account constituted by moneys originally held on the Collection Account and any other account designated by the Facility Agent to be the Collection Account for the purposes of this Agreement and the Security Documents;

"**Commercial Interest Reference Rate**" means four point eight nine per cent. (4.89%) per annum, being the commercial interest reference rate announced by the Organisation for Economic Co-operation and Development for the period between 15 May 2004 and 14 June 2004 for Dollar loans of over eight and a half (8.5) years duration;

"**Commercial Lenders**" means collectively the banks and financial institutions (other than KEXIM) whose names and addresses are listed in Schedule 1 and includes their respective successors in title and New Lenders and "**Commercial Lender**" means any one of them individually;

"**Commercial Lenders Tranche**" means the aggregate of the Commitments of the Commercial Lenders or, if any part of such Commitments has been advanced, the aggregate of the remaining Commitments (if any) and the Contributions of the Commercial Lenders at any time;

"**Commercial Tranche Margin**" means zero point nine per cent. (0.90%) per annum;

"**Commitment**" means, in relation to a Lender at any relevant time, the amount set opposite its name in Part 2 of Schedule 1 and/or, in the case of a New Lender, the amount specified in the relevant Substitution Certificate, as reduced, in each case, by any relevant term of this Agreement and so that, if at such time the Total Commitments have been reduced to zero, references to a Lender's Commitment shall be construed as a reference to that Lender's Commitment immediately prior to such reduction to zero and "**Commitments**" means any or all of them;

"**Compulsory Acquisition**" in relation to a Ship, means the requisition for title or other compulsory acquisition, requisition, appropriation, expropriation, deprivation, forfeiture or confiscation for any reason of a Ship by any Government Entity or other competent authority, whether de jure or de facto, but shall exclude requisition for use or hire not involving a requisition of title;

"**Consent and Agreement**" means, in respect of each Ship, the consent and agreement executed or (as the context may require) to be executed between the Security Trustee, the Lessor, the Lessee and the Time Charterer pursuant to the terms of the relevant Time Charter and "**Consent and Agreements**" means any or all of them;

"**Contract Price**" means in relation to each Ship, the price payable by the Lessor to the Builder for the purchase of such Ship in accordance with the relevant Shipbuilding Contract;

"**Contribution**" means, in relation to a Lender, the principal amount of the Loan owing to such Lender at any relevant time;

"**Debt Swap Providers**" means Calyon, Fortis Bank N.V./S.A. and DnB NOR Bank ASA;

"**Default**" means any Event of Default or any event or circumstance which with the giving of notice by the Facility Agent or lapse of time or the satisfaction of any other condition (or any combination thereof) would constitute an Event of Default;

"**Delivery**" means, in relation to a Ship:

(a) the delivery of that Ship to, and the acceptance of such Ship by, the Lessor from the Builder pursuant to the relevant Shipbuilding Contract;

(b) the delivery of that Ship to, and the acceptance of such Ship by, the Lessee from the Lessor pursuant to the relevant Lease; and

(c) the delivery of that Ship to, and the acceptance of such Ship by, the Time Charterer from the Lessee pursuant to the relevant Time Charter;

"**Delivery Advance**" means, in relation to each Ship and each Ship Tranche, the Advance requested by the Borrowers in connection with the relevant Deposit Payment required to be made at or around the time of payment of the Delivery Instalment for such Ship;

"**Delivery Date**" means, in relation to each Ship, the date on which the Delivery of such Ship to the Lessor pursuant to the Shipbuilding Contract for such Ship, to the Lessee pursuant to the Lease for such Ship and to the Time Charterer pursuant to the Time Charter for such Ship, takes place and "**Delivery Dates**" means any or all of them;

"**Delivery Instalment**" means, in relation to each Shipbuilding Contract, the fifth instalment of the relevant Contract Price payable by the Lessor to the Builder on the delivery of the relevant Ship under Article 2.3 of such Shipbuilding Contract and described therein as the "Fifth (Final) Instalment";

"**Deposit Agreement**" means:

(a) in relation to the 2238 Ship, the 2238 Deposit Agreement; or

(b) in relation to the 2239 Ship, the 2239 Deposit Agreement; or

(c) in relation to the 2240 Ship, the 2240 Deposit Agreement,

and "**Deposit Agreements**" means any or all of them;

"**Deposit Bank**" means Calyon, London branch acting through its office at Broadwalk House, 5 Appold Street, London EC2A 2DA;

"**Deposit Payments**" means any or all of the 2238 Deposit Payments, the 2239 Deposit Payments and the 2240 Deposit Payments;

"**Disposal Reduction Date**" has the meaning given to it in clause 4.4.3;

"**DOC**" means a document of compliance issued to an Operator in accordance with rule 13 of the ISM Code;

"**Dollars**" and "**$**" mean the lawful currency of the United States of America and in respect of all payments to be made under any of the Security Documents mean funds which are for same day settlement in the New York Clearing House Interbank Payments System (or such other U.S. dollar funds as may at the relevant time be customary for the same day settlement of international banking transactions denominated in U.S. dollars);

"**Drawdown Date**" means, in relation to each Advance, the Banking Day falling within the Drawdown Period for the Ship Tranche to which such Advance relates, on which such Advance is, or is to be, drawn down;

"**Drawdown Notice**" means, in relation to each Advance, a notice substantially in the form set out in Schedule 3 in respect of such Advance;

"**Drawdown Period**" means, in relation to each Ship Tranche, the period from the date of this Agreement and ending on whichever is the earliest of (a) the Termination Date for that Ship Tranche or (b) the date on which the aggregate amount of the Advances in respect of such Ship Tranche is equal to the Commitments of all the Lenders in respect of such Ship Tranche or (c) the date on which the Borrowers cancel the whole of the undrawn Commitments in respect of such Ship Tranche pursuant to clause 4.8;

"**Earnings**" means, in relation to any Mortgaged Ship, all moneys whatsoever from time to time due or payable to the Lessee during the Security Period arising out of the use or operation of such Mortgaged Ship including (but without limiting the generality of the foregoing) all freight, hire and passage moneys, income arising out of pooling arrangements, compensation payable to the Lessee in the event of requisition of such Mortgaged Ship for hire, remuneration for salvage or towage services, demurrage and detention moneys and damages for breach (or payments for variation or termination) of any charterparty or other contract for the employment of such Mortgaged Ship and any sums recoverable under any loss of earnings insurance;

"**Encumbrance**" means any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, trust arrangement or security interest or other encumbrance of any kind securing any obligation of any person or any type of preferential arrangement (including without limitation title transfer and/or retention arrangements having a similar effect);

"**End of Funding Date**" means, in the case of each Ship, the following dates:

2238 Ship: 28 June 2007;

2239 Ship: 7 September 2007; and

2240 Ship: 26 December 2007;

"**Environmental Affiliate**" in respect of any Borrower or the Lessee, means any agent or employee or any Related Company of that Borrower or the Lessee (as the case may be) and, in respect of any Relevant Ship, means the Security Party (or the Related Company of a Security Party) which is the owner or charterer of, or person responsible for crewing, that Relevant Ship and the manager (if any) of that Relevant Ship and any agent or employee of each such person;

"**Environmental Approval**" means any consent, authorisation, licence or approval of any governmental or public body or authorities or courts applicable to any Relevant Ship or its operation or the carriage of cargo and/or passengers thereon and/or the provision of goods and/or services on or from such Relevant Ship required under any Environmental Laws;

"**Environmental Claim**" means any and all enforcement, clean-up, removal or other governmental or regulatory actions or orders instituted or completed pursuant to any Environmental Laws or any Environmental Approval together with claims made by any third party relating to damage, contribution, loss or injury, resulting from any actual emission, spill, release or discharge of a Pollutant from any Relevant Ship;

"**Environmental Laws**" means all national, international and state laws, rules, regulations, treaties and conventions applicable to any Relevant Ship pertaining to the pollution or protection of human health or the environment including, without limitation, the carriage of Pollutants and actual or threatened emissions, spills, releases or discharges of Pollutants;

"**Event of Default**" means any of the events or circumstances described in clause 10.1;

"**Existing Lender**" has the meaning ascribed to it in clause 15.3.1;

"**Facility Agent**" means Calyon acting through its offices at 9 quai du Président Paul Doumer, 92920 Paris La Defense Cedex, France (or of such other address as may last have been notified to the other parties to this Agreement pursuant to clause 17.1.3) and its successor in title or such other person as may be appointed facility agent for the Finance Parties pursuant to the Agency Agreement;

"**Fee Letters**" means collectively the letters addressed to each of KEXIM and each of the Commercial Lenders by the Facility Agent dated on or about the date of this Agreement and the letters addressed to the Facility Agent or the Arranger by the Borrowers dated on or about the date of this Agreement, and which set out fees that are payable by the Borrowers in connection with the facilities provided pursuant to this Agreement and the services provided or to be provided by any of the Finance Parties;

"**Final Maturity Date**" means, in respect of each Ship (and subject to clause 6.3), the date which is the twelfth anniversary of the Delivery Date for that Ship;

"**Finance Parties**" means each of the Commercial Lenders, KEXIM, the Facility Agent, the Security Trustee, the Arranger, the Proceeds Account Bank and the Operating Account Bank;

"**First Advance**" means, in respect of each Ship Tranche, the first Advance in respect of that Ship Tranche made available under this Agreement;

"**First Instalment**" means, in relation to each Shipbuilding Contract (and ignoring for this purpose the payment arrangements in respect of the Initial Instalment under the Novation Agreement for that Shipbuilding Contract), the first instalment of the relevant Contract Price payable by the Lessor to the Builder under Article 2.3 of such Shipbuilding Contract and described therein as the "First Instalment";

"**First Ship**" means the Ship which is first in time to be delivered;

"**Flag State**" means the Bahamas or such other state or territory designated in writing by the Lenders, at the request of the Borrowers, as being the "**Flag State**" of a Ship for the purposes of the Security Documents;

"**Fourth Instalment**" means, in relation to each Shipbuilding Contract, the fourth instalment of the relevant Contract Price payable by the Lessor to the Builder under Article 2.3 of such Shipbuilding Contract and described therein as the "Fourth Instalment";

"**Government Entity**" means and includes (whether having a distinct legal personality or not) any national or local government authority, board, commission, department, division, organ, instrumentality, court or agency and any association, organisation or institution of which any of the foregoing is a member or to whose jurisdiction any of the foregoing is subject or in whose activities any of the foregoing is a participant;

"**Guarantees**" means (a) the Teekay Guarantee and (b) the QGTC Guarantee and "**Guarantee**" means either of them;

"**Guarantors**" means (a) the Teekay Guarantor and (b) QGTC and "**Guarantor**" means either of them;

"**Guarantors' Groups**" means both of the Teekay Guarantor Group and the QGTC Group and "**Guarantor Group**" means either of them;

"**Indebtedness**" means any obligation for the payment or repayment of money, whether as principal or as surety and whether present or future, actual or contingent;

"**Initial Instalment**" means in relation to each Ship, the instalment of the Contract Price for that Ship payable by the Lessor to the Builder under clause 4 of the Novation Agreement for that Ship;

"**Insurances**" in relation to any Mortgaged Ship, means all policies and contracts of insurance (which expression includes all entries of such Mortgaged Ship in a protection and indemnity or war risks association) which are from time to time during the Security Period in place or taken out or entered into (or, as the context may permit, which are required to be in place or taken out or entered into) in respect of such Mortgaged Ship or otherwise howsoever in connection with such Mortgaged Ship and all benefits thereof (including claims of whatsoever nature and return of premiums);

"**Interest Payment Date**" means, in relation to each Interest Period, the last day of that Interest Period save in respect of any Interest Period of six (6) months, in which case, there shall also be an Interest Payment Date on the date falling three (3) months after the first day of such Interest Period;

"**Interest Period**" means each period for the calculation of interest in respect of an Advance, a Ship Tranche or the Loan determined in accordance with clause 3.2;

"**Interim Disposition**" has the meaning given to that expression in the Proceeds Deeds;

"**Intra-Group Transactions**" means transactions and dealings between two or more Security Parties who are members of the Teekay Guarantor Group and, for the purposes of the use of this defined term in clauses 8.3.7 and 8.3.10 only, Teekay LNG Partners L.P. shall be regarded as a Security Party who is a member of the Teekay Guarantor Group;

"**ISM Code**" means the International Management Code for the Safe Operation of Ships and for Pollution Prevention constituted pursuant to Resolution A. 741 (18) of the International Maritime Organisation and incorporated into the Safety of Life at Sea Convention and includes any amendments or extensions thereto and any regulation issued pursuant thereto;

"**ISPS Code**" means the International Ship and Port Facility Security Code of the International Maritime Organisation and includes any amendments or extensions thereto and any regulation issued pursuant thereto;

"**KEXIM**" means The Export-Import Bank of Korea whose registered office is at 16-1, Yoido-dong, Youngdeungpo-gu, Seoul, Korea;

"**KEXIM Post-Delivery Tranche Margin**" means zero point five per cent. (0.50%) per annum;

"**KEXIM Pre-Delivery Tranche Margin**" means one point zero five per cent. (1.05%) per annum;

"**KEXIM Rate**" means:

    (a) in respect of each Interest Period for each Ship Tranche for each Ship during the Security Period up to the Delivery Date for such Ship (but subject to clause 3.2.3(d)), the rate per annum that is the aggregate of (i) the KEXIM Pre-Delivery Tranche Margin and (ii) LIBOR for each such Interest Period; and

    (b) in respect of each Interest Period for each Ship Tranche for each Ship during the Security Period on and from the Delivery Date of the relevant Ship, five point three nine per cent. (5.39%) per annum (being the aggregate of the Commercial Interest Reference Rate and the KEXIM Post-Delivery Tranche Margin);

"**KEXIM Tranche**" means the aggregate of the Commitments of KEXIM or, if any part of its Commitments have been made, the aggregate of its remaining Commitments (if any) and the Contributions made by KEXIM at any time;

"**Lease**" means:

    (a) in relation to the 2238 Ship, the 2238 Lease; or

    (b) in relation to the 2239 Ship, the 2239 Lease; or

    (c) in relation to the 2240 Ship, the 2240 Lease,

and "**Leases**" means any or all of them;

"**Lease Event of Default**" has the meaning given to the expression "Termination Event" in any of the Leases;

"**Lease Protocol of Delivery and Acceptance**" means, in respect of each Ship, each protocol of delivery and acceptance to be signed by or on behalf of the Lessor and the Lessee evidencing the delivery and acceptance of that Ship pursuant to the relevant Lease, such protocol to be in a form satisfactory to the Facility Agent, acting reasonably;

"**Lease Swap Provider**" means Calyon, in its capacity as lease swap provider, acting through its office at 9 quai du Président Paul Doumer, 92920 Paris, La Defense Cedex, France;

"**Lenders**" means KEXIM and the Commercial Lenders and "**Lender**" means any of them;

"**Lending Office**" has the meaning given to it in clause 15.8;

"**Lessee**" means Teekay Nakilat (II) Limited, a company incorporated in England and Wales whose registered office is at 49 St. James's Street, London SW1A 1JT;

"**Lessee Assignment**" means:

(a) in relation to the 2238 Ship, the 2238 Lessee Assignment; or

(b) in relation to the 2239 Ship, the 2239 Lessee Assignment; or

(c) in relation to the 2240 Ship, the 2240 Lessee Assignment,

and "**Lessee Assignments**" means any or all of them;

"**Lessee Share Charge**" means the charge over all of the issues shares of the Lessee executed by the Shareholder in favour of the Security Trustee;

"**Lessor**" means SeaSpirit Leasing Limited, a company incorporated in England and Wales whose registered office is at PO Box 39900, Bishopsgate Exchange, 155 Bishopsgate, London EC2M 3YB;

"**Lessor Assignment**" means:

(a) in relation to the 2238 Ship, the 2238 Lessor Assignment; or

(b) in relation to the 2239 Ship, the 2239 Lessor Assignment; or

(c) in relation to the 2240 Ship, the 2240 Lessor Assignment,

and "**Lessor Assignments**" means any or all of them;

"**Lessor Parent**" means Halifax plc of Trinity Road, Halifax HX1 2RG;

"**Lessor Parent Support Letter**" means:

(a) in relation to the 2238 Lease, the 2238 Lessor Parent Support Letter; or

(b) in relation to the 2239 Lease, the 2239 Lessor Parent Support Letter; or

(c) in relation to the 2240 Lease, the 2240 Lessor Parent Support Letter,

and "**Lessor Parent Support Letters**" means any or all of them;

"**Lessor Proceeds Account**" means the Dollar account of the Lessor opened by the Lessor with the Proceeds Account Bank designated "SeaSpirit Leasing Limited - Lessor Proceeds Account" and with account number 01 034247 001 02 0 and includes any sub-account thereof or time deposit account constituted by moneys originally held on the Lessor Proceeds Account and any other account designated by the Facility Agent to be the Lessor Proceeds Account for the purposes of this Agreement and the Security Documents;

"**LIBOR**" means in relation to any amount and for any period the offered rate (if any) for deposits in Dollars for such amount and for such period which is:

(a) the rate, for such period, appearing on Reuters screen page "LIBOR01" or such other page as may replace such page "LIBOR01" on such system or on any other system of the information vendor for the time being designated by the British Bankers' Association to calculate the BBA Interest Settlement Rate (as defined in the British Bankers' Association's Recommended Terms and Conditions ("BBAIRS" terms) dated August 1995)), at or about 11:00 a.m. (London time) on the Quotation Date for such period; or

(b) if for any reason Reuters screen or other designated system is not operating at the relevant time, the rate per annum determined by the Facility Agent to be equal to the arithmetic mean (rounded upwards, if not already such a multiple, to the nearest whole multiple of one sixteenth of one percent) of the rates offered by no less than three (3) leading banks in the London interbank market selected by the Facility Agent to other prime banks in the London interbank market for deposits in Dollars in an amount approximately equal to such amount for a period equivalent to such period at or about 11:00 a.m. (London time) on the relevant Interest Payment Date;

"**Loan**" means the aggregate principal amount owing to the Lenders under this Agreement at any relevant time;

"**Loan Tranches**" means collectively the KEXIM Tranche and the Commercial Lenders Tranche and individually means either of them;

"**Majority Lenders**" means, at any relevant time, either (a) if there are only two Lenders, both Lenders or (b) if there are more than two Lenders, KEXIM and Calyon (provided in each case that it is still a Lender) together with the other Commercial Lenders (i) the aggregate of whose Contributions (when added to the Contributions of KEXIM and Calyon, provided in each case that it is still a Lender) exceeds seventy-five per cent. (75%) of the Loan or (ii) if no principal amounts are outstanding under this Agreement, the aggregate of whose Commitments (when added to the Commitments of KEXIM and Calyon, provided in each case that it is still a Lender) exceeds seventy-five per cent. (75%) of the Total Commitments;

"**Manager's Undertaking**" in relation to a Mortgaged Ship, means an undertaking executed or, as the context may require, to be executed by the manager (other than any manager which is a Subsidiary of the Teekay Guarantor) of such Mortgaged Ship under an Approved Management Agreement in favour of the Security Trustee in respect of the subordination of such manager's rights over such Mortgaged Ship in favour of the rights of the Finance Parties over such Mortgaged Ship in a form to be agreed between the Facility Agent (acting on the instructions of the Majority Lenders) and the Borrowers at the applicable time and "**Manager's Undertakings**" means any or all of them;

"**Material Adverse Effect**" means a material adverse effect, as determined by the Facility Agent (acting on the instructions of the Majority Lenders) on any or all of the following:

(a) the ability of any of the Security Parties to meet their respective obligations to the Finance Parties under the Security Documents to which they are a party;

(b) the value and effectiveness of the security provided to the Security Trustee under the Security Documents (including, without limitation, the Mortgages); and/or

(c) the business, assets, operations, property or financial condition of any of the Borrowers or the Guarantors;

"**Maximum Ship Tranche Amount**" means:

(a) in relation to the 2238 Ship, one hundred and fifty-five million, seven hundred and one thousand, eight hundred and sixty-five Dollars ($155,701,865); or

(b) in relation to the 2239 Ship, one hundred and fifty-six million, thirty three thousand, five hundred and fifty-three Dollars ($156,033,553); or

(c) in relation to the 2240 Ship, one hundred and fifty-six million, three hundred and seventy-two thousand, six hundred and six Dollars ($156,372,606);

"**Mortgage**" means:

(a) in relation to the 2238 Ship, the 2238 Mortgage; or

(b) in relation to the 2239 Ship, the 2239 Mortgage; or

(c) in relation to the 2240 Ship, the 2240 Mortgage,

and "**Mortgages**" means any or all of them;

"**Mortgaged Ship**" means, at any relevant time, any Ship which is at such time subject to a Mortgage and a Ship shall for the purposes of this Agreement be deemed to be a Mortgaged Ship as from the date that the Mortgage of that Ship shall have been executed and registered in accordance with this Agreement until whichever shall be the earlier of (a) the payment in full of the amount required to be paid pursuant to clause 4.4 following the sale or Total Loss of such Ship and (b) the date on which all moneys owing under the Security Documents have been repaid in full;

"**Mortgage Transfer**" means:

(a) in relation to the 2238 Ship, the 2238 Mortgage Transfer; or

(b) in relation to the 2239 Ship, the 2239 Mortgage Transfer; or

(c) in relation to the 2240 Ship, the 2240 Mortgage Transfer,

and "**Mortgage Transfers**" means any or all of them;

"**New Lender**" has the meaning ascribed to it in clause 15.3;

"**Novation Agreement**" means:

(a) in relation to the 2238 Ship, the 2238 Novation Agreement; or

(b) in relation to the 2239 Ship, the 2239 Novation Agreement; or

(c) in relation to the 2240 Ship, the 2240 Novation Agreement,

and "**Novation Agreements**" means any or all of them.

"**Operator**" means any person who is from time to time during the Security Period concerned in the operation of a Ship and falls within the definition of "**Company**" set out in rule 1.1.2 of the ISM Code;

"**Operating Account**" means the Dollar account of the Lessee opened or (as the context may require) to be opened by the Lessee with the Operating Account Bank designated "Teekay Nakilat Limited - Operating Account" and with account number 00 224 953 088 and into which all Earnings in respect of the 2238 Ship, the 2239 Ship and the 2240 Ship are to be paid and includes any sub-account thereof or time deposit account constituted by moneys originally held on the Operating Account and any other account designated by the Facility Agent to be the Operating Account for the purposes of this Agreement and the Security Documents;

"**OperatingAccount Bank**" means Calyon acting through its offices at 9 quai du Président Paul Doumer, 92920 Paris La Defense Cedex, France and includes any other bank designated in writing by the Facility Agent (at the request of the Borrowers and acting on the instructions of the Majority Lenders) to be an "Operating Account Bank" for the purposes of the Security Documents;

"**Original Date**" means 15 December 2004;

"**Original Time Charter**" means:

    (a) in relation to the 2238 Ship, the 2238 Original Time Charter; or

    (b) in relation to the 2239 Ship, the 2239 Original Time Charter; or

    (c) in relation to the 2240 Ship, the 2240 Original Time Charter,

and "**Original Time Charters**" means any or all of them;

"**Permitted Encumbrances**" means (a) any Encumbrance created pursuant to the Security Documents and (b) Permitted Liens;

"**Permitted Liens**" means any lien:

    (a) on a Ship (including, without limitation, for master's, officer's or crew's wages) outstanding in the ordinary course of trading for a period not exceeding forty five (45) days or, in the case of master's, officer's or crew's wages, thirty (30) days and the aggregate of any such liens are not to exceed at any time the Casualty Amount; or

    (b) for salvage and any ship repairer's or outfitter's possessory lien for a sum not (except with the prior written consent of the Facility Agent, acting on the instructions of the Majority Lenders) exceeding the Casualty Amount,

and which liens do not, in each such case in the reasonable opinion of the Facility Agent, involve the imminent likelihood of any arrest, forfeiture, seizure, sale or loss of the relevant Ship;

"**Pollutant**" means and includes pollutants, contaminants, toxic substances, oil as defined in the United States Oil Pollution Act of 1990 and all hazardous substances as defined in the United States Comprehensive Environmental Response, Compensation and Liability Act 1980;

"**Proceeds Account Bank**" means Calyon, London branch acting through its office at Broadwalk House, 5 Appold Street, London EC2A 2DA;

"**Proceeds Deed**" means:

    (a) in relation to the 2238 Ship, the 2238 Proceeds Deed; or

    (b) in relation to the 2239 Ship, the 2239 Proceeds Deed; or

    (c) in relation to the 2240 Ship, the 2240 Proceeds Deed,

and "**Proceeds Deeds**" means any or all of them;

"**QGTC**" means Qatar Gas Transport Company Limited (Nakilat) of the State of Qatar;

"**QGTC Group**" means QGTC and all its Subsidiaries;

"**QGTC Guarantee**" means the guarantee executed by QGTC in favour of the Security Trustee in respect of all of the obligations of the Borrowers to the Finance Parties under this Agreement and the Security Documents;

"**Quotation Date**" means, in relation to any period for which LIBOR is to be determined, the date which is two (2) Banking Days (in London) prior to the first day of the relevant period;

"**Refund Guarantee Notice and Acknowledgement**" means, in relation to each Ship, the notice of assignment in respect of the Refund Guarantee(s) for that Ship to be given by the Lessor, the Lessee and the Replacement Purchaser and the acknowledgement of and consent to such notice of assignment to be given by the Refund Guarantor in the form scheduled to the relevant Lessee Assignment and the Replacement Purchaser Assignment for that Ship;

"**Refund Guarantee**" means:

    (a) in relation to the 2238 Ship, the 2238 Refund Guarantee; or

    (b) in relation to the 2239 Ship, the 2239 Refund Guarantee; or

    (c) in relation to the 2240 Ship, the 2240 Refund Guarantee,

and "**Refund Guarantees**" means any or all of them;

"**Refund Guarantor**" means KEXIM and shall include its successors in title;

"**Registry**" means, in relation to a Ship, such registrar, commissioner or representative of the Flag State who is duly authorised and empowered to register the relevant Ship, the relevant Borrower's title to such Ship and the relevant Mortgage under the laws and the flag of the relevant Flag State;

"**Regulatory Agency**" means the Government Entity or other organisation in the Flag State which has been designated by the Government of the Flag State to implement and/or administer and/or enforce the provisions of the ISM Code or the ISPS Code;

"**Related Company**" of a person means any Subsidiary of such person, any company or other entity of which such person is a Subsidiary and any Subsidiary of any such company or entity;

"**Relevant Jurisdiction**" means, any jurisdiction in which or where any Security Party is incorporated, resident, domiciled, has a permanent establishment, carries on, or has a place of business or where any Mortgaged Ship is registered;

"**Relevant Insured Amount**" means, in relation to a Mortgaged Ship as at any relevant date, an amount in Dollars equal to the outstanding amount of the Ship Tranche associated with such Mortgaged Ship as at that date;

"**Relevant Ship**" means all or any of the Mortgaged Ships and any other vessel from time to time (whether before or after the date of this Agreement) owned, managed or crewed by, or chartered to, any Related Company of the Security Parties;

"**Repayment Date**" means, in respect of each Ship Tranche, subject to clause 6.3, each of the forty-eight (48) dates during the Security Period falling at three (3) monthly intervals after the Delivery Date for the Ship associated with that Ship Tranche;

"**Replacement Purchaser**" means Teekay Nakilat Replacement Purchaser L.L.C., a limited liability company formed in the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Islands, Majuro, Marshall Islands MH 96960;

"**Replacement Purchaser Assignment**" means in respect of each Ship, the deed of assignment executed or (as the context may require) to be executed by the Replacement Purchaser in favour of the Security Trustee in respect of the Shipbuilding Contract for that Ship as the same may be further novated by the Lessor in favour of the Replacement Purchaser pursuant to the Novation Agreement for that Ship and "**Replacement Purchaser Assignments**" means any or all of them;

"**Requisition Compensation**" means, in relation to a Mortgaged Ship, all sums of money or other compensation from time to time payable during the Security Period by reason of the Compulsory Acquisition of such Ship;

"**Retention Account**" means the Dollar account of the member of the Teekay Guarantor Group providing the cash collateral security referred to in clause 8.6.24 opened or, as the context may require, to be opened with the Operating Account Bank and with such account number and designation as the Operating Account Bank shall advise at the time such account is opened and includes any sub-account thereof or time deposit account constituted by moneys originally held on the Retention Account and any other account designated by the Facility Agent to be the Retention Account for the purposes of this Agreement;

"**Retention Account Pledge**" means the account pledge (*acte de nantissement de compte bancaire*) in respect of the Retention Account to be executed by the account holder of the Retention Account in favour of the Security Trustee in substantially the same form as the Account Pledge but having regard to the provisions of clause 8.6.24 dealing with the minimum cash balance that is required to be retained on the Retention Account;

"**RG Security Requirement**" means, in respect of all the Mortgaged Ships, the aggregate amount in Dollars (as certified by the Facility Agent whose certificate shall, in the absence of manifest error, be conclusive and binding on the Borrowers and the Finance Parties) which is:

  (a) during the period commencing on and from the Delivery Date of the First Ship and ending on the date falling immediately before the twenty-fourth (24th) Repayment Date after the Delivery Date of the First Ship, one hundred and ten per cent (110%) of either the aggregate amount of the outstanding Ship Tranches in respect of all the Mortgaged Ships or, following delivery of all of the Ships, the Loan; and

  (b) during the period commencing on and from the twenty-fourth (24th) Repayment Date after the Delivery Date of the First Ship and ending on the date falling on the last day of the Security Period, one hundred and twenty per cent (120%) of the Loan;

"**RG Security Value**" means, in respect of the Mortgaged Ships, the amount in Dollars (as certified by the Facility Agent whose certificate shall, in the absence of manifest error, be conclusive and binding on the Borrowers and the Finance Parties) which, at any relevant time, is the aggregate of (a) the aggregate market value of each of the Mortgaged Ships, (taking into account the value of the relevant Time Charter for each of the Mortgaged Ships) as most recently determined in accordance with clause 8.2.2 and (b) the market value of any additional security for the time being actually provided to the Lenders pursuant to clause 8.2, as most recently determined in accordance with clause 8.2.5;

"**RG Value Principles**" has the meaning given to it in clause 8.2.2;

"**Second Instalment**" means, in relation to each Shipbuilding Contract (and ignoring for this purpose the payment arrangements in respect of the Initial Instalment under the Novation Agreement for that Shipbuilding Contract), the second instalment of the relevant Contract Price payable by the Lessor to the Builder under Article 2.3 of such Shipbuilding Contract and described therein as the "Second Instalment";

"**Security Documents**" means this Agreement, the Supplemental Agreement, the Mortgages (including the Mortgage Transfers), the Lessor Assignments, the Lessee Assignments, the Account Pledge, the Retention Account Pledge, the Share Pledges, the Agency Agreement, the Guarantees, the Fee Letters, the Lessor Parent Support Letters, the Proceeds Deeds, each Refund Guarantee Notice and Acknowledgement, each Shipbuilding Contract Notice and Acknowledgement, the Consent and Agreements, any Manager's Undertakings, the Replacement Purchaser Assignments, any Standby Security Documents and any other documents as may have been or shall from time to time after the date of this Agreement be executed to guarantee and/or secure all or any part of the Loan, interest thereon and other moneys from time to time owing by the Borrowers pursuant to this Agreement (whether or not any such document also secures moneys from time to time owing pursuant to any other document or agreement);

"**Security Party**" means the Borrowers, the Guarantors, the Lessee, the Supervisor, the Shareholder, the Replacement Purchaser and any other person who may at any time be a party to any of the Security Documents (other than the Finance Parties, the Lessor, the Time Charterer, the Builder, the Refund Guarantor and any manager of a Mortgaged Ship who is not a member of the Teekay Guarantor Group);

"**Security Period**" means the period commencing on the date of this Agreement and terminating upon payment of all moneys payable under the Security Documents;

"**Security Requirement**" means, in respect of all the Mortgaged Ships, the aggregate amount in Dollars (as certified by the Facility Agent whose certificate shall, in the absence of manifest error, be conclusive and binding on the Borrowers and the Finance Parties) which is:

    (a) during the period commencing on and from the Delivery Date of the First Ship and ending on the date falling immediately before the twenty-fourth (24th) Repayment Date after the Delivery Date of the First Ship, one hundred and five per cent (105%) of either the aggregate amount of the outstanding Ship Tranches in respect of all the Mortgaged Ships or, following delivery of all of the Ships, the Loan; and

    (b) during the period commencing on and from the twenty-fourth (24th) Repayment Date after the Delivery Date of the First Ship and ending on the date falling on the last day of the Security Period, one hundred and ten per cent (110%) of the Loan;

"**Security Trustee**" means Calyon acting through its offices at 9 quai du Président Paul Doumer, 92920 Paris La Defense Cedex, France (or of such other address as may last have been notified to the other parties in this Agreement pursuant to clause 17.1.3) and its successor in title or such other person as may be appointed security agent and trustee for the Finance Parties pursuant to the Proceeds Deeds;

"**Security Value**" means, in respect of the Mortgaged Ships, the amount in Dollars (as certified by the Facility Agent whose certificate shall, in the absence of manifest error, be conclusive and binding on the Borrowers and the Finance Parties) which, at any relevant time, is the aggregate of (a) the aggregate market value of the Mortgaged Ships (but shall not take into account the value of the relevant Time Charter for each of the Mortgaged Ships) as most recently determined in accordance with clause 8.2.2 and (b) the market value of any additional security for the time being actually provided to the Lenders pursuant to clause 8.2, as most recently determined in accordance with clause 8.2.5;

"**Share Pledge**" means:

    (a) in relation to the 2238 Borrower, the 2238 Share Pledge; or

    (b) in relation to the 2239 Borrower, the 2239 Share Pledge; or

    (c) in relation to the 2240 Borrower, the 2240 Share Pledge; or

    (d) in relation to the Lessee, the Lessee Share Charge,

and "**Share Pledges**" means any or all of them;

"**Shareholder**" means Teekay Nakilat Corporation of Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH 96960 and includes its successors in title;

"**Shipbuilding Contract**" means:

    (a) in relation to the 2238 Ship, the 2238 Shipbuilding Contract; or

    (b) in relation to the 2239 Ship, the 2239 Shipbuilding Contract; or

    (c) in relation to the 2240 Ship, the 2240 Shipbuilding Contract,

and "**Shipbuilding Contracts**" mean all or any of them;

"**Shipbuilding Contract Notice and Acknowledgement**" means, in relation to each Ship, the notice of assignment in respect of the Shipbuilding Contract for that Ship to be given by the Lessor, the Lessee and the Replacement Purchaser and the acknowledgement of and consent to such notice of assignment to be given by the Builder in the form scheduled to the relevant Lessee Assignment and Replacement Purchaser Assignment for that Ship;

"**Shipbuilding ContractProtocol of Delivery and Acceptance**" means, in respect of each Ship, the protocol of delivery and acceptance to be signed by or on behalf of the Builder and the Lessor evidencing the delivery and acceptance of that Ship pursuant to the relevant Shipbuilding Contract, such protocol to be substantially in the form of Appendix B to that Shipbuilding Contract;

"**Ships**" means each of the ships listed in Schedule 2 and "**Ship**" means any of them;

"**Ship Tranche**" means, in relation to each Ship, the aggregate of the Commitments of the Lenders in respect of such Ship or, if any part of such Commitments have been advanced, the aggregate of the remaining Commitments (if any) and the Contributions made by the Lenders in respect of such Ship, being a maximum amount of the lower of: (a) the relevant Maximum Ship Tranche Amount for that Ship and (b) eighty per cent. (80%) of the Vessel Cost of that Ship (after having taken into account any agreed variations therein and any deductions from any Delivery Instalment for that Ship) or, as the context may require, the principal amount owing to the Lenders constituted by the Contributions made by the Lenders in respect of such Ship at any relevant time and "**Ship Tranches**" means all of such Ship Tranches collectively;

"**Ship Tranche Commitment**" means, in relation to a Ship Tranche, the aggregate of each Lender's Commitment for such Ship Tranche, in each case, as cancelled or reduced pursuant to any relevant term of this Agreement;

"**Ship Tranche Contribution**" means, in relation to a Ship Tranche, the aggregate of each Lender's Contribution to such Ship Tranche;

"**SMC**" means a safety management certificate issued in respect of a Ship in accordance with rule 13 of the ISM Code;

"**Standby Documents**" in relation to the Ships has the meaning given to it in the Proceeds Deeds;

"**Standby Mortgage**" in relation to the Ships has the meaning given to it in the Proceeds Deeds;

"**Standby Purchaser**" has the meaning given to that expression in the Proceeds Deeds;

"**Standby Security Documents**" in relation to the Ships has the meaning given to it in the Proceeds Deeds;

"**Subsequent Instalments**" means, in relation to each Shipbuilding Contract, the Second Instalment, the Third Instalment, the Fourth Instalment and the Delivery Instalment in respect of that Shipbuilding Contract and "**Subsequent Instalment**" means any of them;

"**Subsidiary**" of a person means any company or entity directly or indirectly controlled by such person, and for this purpose "**control**" means either the ownership of more than fifty per cent. (50%) of the voting share capital (or equivalent rights of ownership) of such company or entity or the power to direct its policies and management, whether by contract or otherwise but for the purposes of clause 10.1.5 only, Teekay LNG Partners L.P. shall not be considered a "Subsidiary" until it becomes a Security Party;

"**Substitution Certificate**" means a certificate substantially in the terms of Schedule 5 (or in such other form as the Lenders may approve or require);

"**Supervision Agreement**" means, in respect of each Ship, the supervision agreement in respect of the construction of that Ship executed or (as the context may require) to be executed by the Lessor and the Supervisor and "**Supervision Agreements**" means any or all of them;

"**Supervisor**" means Teekay Shipping Limited, a company incorporated in the Bahamas whose registered office is at TK House, Bayside Executive Park, West Bay Street and Blake Road, PO Box AP-54212, Nassau, The Bahamas;

"**Supplemental Agreement**" means the supplemental agreement dated [●] December 2005 and entered into between the Borrowers, the Arrangers, the Facility Agent, the Security Trustee, KEXIM and the Commercial Lenders;

"**Taxes**" includes all present and future taxes, levies, imposts, duties, fees or charges of whatever nature together with interest thereon and penalties in respect thereof and "**Taxation**" and "**Tax**" shall be construed accordingly;

"**Teekay Charterer**" means the Shareholder in its capacity as the original bareboat charterer in respect of the Ships;

"**Teekay Guarantee**" means the guarantee executed by the Teekay Guarantor in favour of the Security Trustee in respect of all of the obligations of the Borrowers to the Finance Parties under this Agreement and the Security Documents;

"**Teekay Guarantor**" means Teekay Shipping Corporation of Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960;

"**Teekay Guarantor Group**" means the Teekay Guarantor and all its Subsidiaries;

"**Termination Date**" means, in respect of each Ship Tranche, the earliest of (a) the date on which the Ship Tranche Commitments for such Ship Tranche are reduced to zero by any of the terms of this Agreement, (b) the date on which the Delivery Instalment under the relevant Shipbuilding Contract associated with such Ship Tranche is paid to the Builder, (c) the date on which the Shipbuilding Contract associated with such Ship Tranche is cancelled, rescinded or terminated by either party in accordance with its terms and (d) the relevant End of Funding Date for the Ship in respect of that Ship Tranche;

"**Third Instalment**" means, in relation to each Shipbuilding Contract, the third instalment of the relevant Contract Price payable by the Lessor to the Builder under Article 2.3 of such Shipbuilding Contract and described therein as the "Third Instalment";

"**Time Charter**" means:

(a)   in relation to the 2238 Ship, the 2238 Time Charter; or

(b)   in relation to the 2239 Ship, the 2239 Time Charter; or

(c)   in relation to the 2240 Ship, the 2240 Time Charter,

and "**Time Charters**" means any or all of them;

"**Time Charterer**" means Ras Laffan Liquefied Natural Gas Company Limited (II) of PO Box 24200, Al-Aad Street, Area No. 60, West Bay, Doha, State of Qatar;

"**Time Charter Novation Agreement**" means:

(a) in relation to the 2238 Ship, the 2238 Time Charter Novation Agreement; or

(b) in relation to the 2239 Ship, the 2239 Time Charter Novation Agreement; or

(c) in relation to the 2240 Ship, the 2240 Time Charter Novation Agreement,

and "**Time Charter Novation Agreements**" means any or all of them;

"**Time CharterProtocol of Delivery and Acceptance**" means, in respect of each Ship, each protocol of delivery and acceptance to be signed by or on behalf of the Lessee and the Time Charterer evidencing the delivery and acceptance of that Ship pursuant to the relevant Time Charter, such protocol to be substantially in the form of Schedule II to that Time Charter;

"**Total Commitments**" means, at any relevant time, the total of the Commitments of all the Lenders at such time;

"**Total Loss**" in relation to a Ship, means:

(a) an actual, constructive, compromised or arranged total loss of such Ship; or

(b) the Compulsory Acquisition of such Ship; or

(c) the hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation of such Ship (other than where the same amounts to the Compulsory Acquisition of such Ship) by any Government Entity, or by persons acting or purporting to act on behalf of any Government Entity, unless such Ship be released and restored to the Lessee or the Lessor from such hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation within sixty (60) days after the occurrence thereof; or

(d) the expiry of one (1) year (or such longer period as the Lessor, the Lessee and the Security Trustee may agree) after the Ship shall have been requisitioned for hire by a Government Entity or other competent authority, whether de jure or de facto;

"**Total Loss Reduction Date**" has the meaning given to it in clause 4.4.3;

"**Transaction Documents**" means, collectively, the Leases, the Lessor Assignments, the Security Documents, the Shipbuilding Contracts, the Novation Agreements, the Supervision Agreements, the Refund Guarantees, the Time Charters, the Time Charter Novation Agreements, the Deposit Agreements, any Approved Management Agreements and any Standby Documents; and

"**Vessel Cost**" means, in respect of each Ship, the aggregate of:

(a) the Contract Price for that Ship; and

(b) the additional costs incurred by the Lessor or, as the case may be, the Supervisor in relation to the construction of that Ship as are included in the list of qualifying expenditure forming the annex to the term sheet for the Loan addressed by the Facility Agent and KEXIM to and accepted by the Teekay Guarantor on 8 June 2004 together with such other additional costs, together with supporting invoices for such additional costs, as may be approved by the Facility Agent acting on the instructions of the Majority Lenders.

1.3 Headings

Clause headings and the table of contents are inserted for convenience of reference only and shall be ignored in the interpretation of this Agreement.

1.4 Construction of certain terms

In this Agreement, unless the context otherwise requires:

1.4.1 references to any person includes such person's successors in title and permitted assignees and transferees;

1.4.2 references to clauses and schedules are to be construed as references to clauses of, and schedules to, this Agreement and references to this Agreement include its schedules;

1.4.3 references to (or to any specified provision of) this Agreement or any other document shall be construed as references to this Agreement, that provision or that document as in force for the time being and as amended in accordance with terms thereof, or, as the case may be, with the agreement of the relevant parties;

1.4.4 references to a "**regulation**" include any present or future regulation, rule, directive, requirement, request or guideline (whether or not having the force of law) of any agency, authority, central bank or government department or any self-regulatory or other national or supra-national authority;

1.4.5 references to a "**month**" mean a period beginning in one calendar month and ending in the next calendar month on the day numerically corresponding to the day of the calendar month on which it started, provided that (a) if the period started on the last Banking Day in a calendar month or if there is no such numerically corresponding day, it shall end on the last Banking Day in such next calendar month, (b) if such numerically corresponding day is not a Banking Day, the period shall end on the next following Banking Day in the same calendar month but if there is no such Banking Day it shall end on the preceding Banking Day and "months" and "monthly" shall be construed accordingly and (c) references to a calendar shall be construed as references to the Gregorian calendar;

1.4.6 words importing the plural shall include the singular and vice versa;

1.4.7 references to a time of day are to Paris time unless otherwise specified;

1.4.8 references to a person shall be construed as references to an individual, firm, company, corporation, unincorporated body of persons or any Government Entity;

1.4.9 references to a "**guarantee**" include references to an indemnity or other assurance against financial loss including, without limitation, an obligation to purchase assets or services as a consequence of a default by any other person to pay any Indebtedness and "**guaranteed**" shall be construed accordingly;

1.4.10 references to "**assets**" include all or part of any business, undertaking, real property, personal property, uncalled capital and any rights (whether actual or contingent, present or future) to receive, or require delivery of, any of the foregoing;

1.4.11 references to a document being "**in the agreed form**" shall mean a document in a form agreed by (and for the purposes of identification initialled by and on behalf of) the Borrowers, each relevant Security Party which is a party thereto and the Facility Agent; and

1.4.12 references to any enactment shall be deemed to include references to such enactment as re-enacted, amended or extended.

1.5 Insurance terms

In this Agreement, unless the context otherwise requires:

(a) "**protection and indemnity risks**" means the usual risks (including oil pollution cover) covered by a protection and indemnity association of the International Group of Protection and Indemnity Associations (including, without limitation, the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation therein of Clause 8 of the Institute Time Clauses (Hulls) 1/11/95 or the Institute Amended Running Down Clause (1/10/71) or any equivalent provision); and

(b) "**war risks**" includes those risks covered by the standard form of English marine policy with Institute War and Strikes Clauses Hulls - Time (1/11/95) attached or similar cover.

1.6 Obligations several

The obligations of each Lender under this Agreement are several; the failure of any Lender to perform such obligations shall not relieve any other Finance Party or the Borrowers of any of their respective obligations or liabilities under this Agreement nor shall the Facility Agent or the Arranger be responsible for the obligations of any Lender (except for their own respective obligations, if any, as a Lender) nor shall any Lender be responsible for the obligations of any other Lender under this Agreement.

1.7 Interests several

Notwithstanding any other term of this Agreement (but without prejudice to the provisions of this Agreement relating to or requiring action by the Majority Lenders) the interests of the Finance Parties are several and the amount due to the Facility Agent or the Arranger (for its own account) and to each Lender is a separate and independent debt. Save as provided in the Proceeds Deed and the Agency Agreement, the Facility Agent, the Arranger and each Lender shall have the right to protect and enforce its rights arising out of this Agreement and it shall not be necessary for another Finance Party to be joined as an additional party in any proceedings for this purpose.

2 The Commitments and the Ship Tranches

2.1 Amount

The Lenders, relying upon each of the representations and warranties in clause 7 agree to lend to the Borrowers, jointly and severally, upon and subject to the terms of this Agreement the aggregate principal amount of up to the lesser of (a) four hundred and sixty-eight million, one hundred and eight thousand and twenty-three Dollars ($468,108,023) and (b) eighty per cent. (80%) of the aggregate of the Vessel Cost (after having taken into account any agreed variations therein and any deductions from any Delivery Instalment for each Ship) of each of the Ships. The obligation of each Lender under this Agreement shall, subject to clause 2.5, be to contribute that proportion of each Advance which, as at the Drawdown Date of such Advance, its Ship Tranche Commitment in the Ship Tranche in respect of which such Advance is to be made, bears to the Commitments to such Ship Tranche of all Lenders.

2.2 Drawdown

Subject to the terms and conditions of this Agreement, an Advance shall be made available to the Borrowers following receipt by the Facility Agent from the Borrowers of a Drawdown

Notice not later than 10:00 a.m. on the fourth (4th) Banking Day before the proposed Drawdown Date. A Drawdown Notice shall be effective on actual receipt by the Facility Agent and, once given, shall, subject as provided in clause 3.5.1, be irrevocable.

2.3 Ship Tranches

The Commitments of the Lenders are calculated, and limited, by reference to each Ship Tranche. There is a separate Ship Tranche for each Ship. Commitments to one Ship Tranche are unavailable for Advances in respect of any other Ship Tranche. Any Commitments to a Ship Tranche that are unused at the Termination Date for such Ship Tranche will become unavailable and deemed to be automatically cancelled.

2.4 Advances

Each Advance shall be made and exists as part of a Ship Tranche. Each Advance may only be made on a Banking Day falling within the relevant Drawdown Period for the Ship Tranche to which it relates. An Advance shall be requested solely for the purpose of funding the required Deposit Payment that is to be paid into the Deposit Account in connection with the security requirements of the Lessor under the relevant Lease in respect of the payment by the Lessor of the Initial Instalment or a Subsequent Instalment or, in the case of the Initial Instalment or a Subsequent Instalment that has been paid by the Lessor prior to the date of the first Drawdown Notice issued under this Agreement, in refinancing the relevant Borrower's funding of the required Deposit Payment or Deposit Payments made at or around the time of the relevant Initial Instalment or Subsequent Instalment.

2.5 Limitation on the number and amount of Advances; variations in proportion of funding by Lenders

No more than four (4) Advances may be requested in respect of each Ship Tranche. The aggregate amount of a Ship Tranche at any time shall not exceed the lesser of (a) eighty per cent. (80%) of the Vessel Cost for the relevant Ship and (b) the relevant Maximum Ship Tranche Amount but, subject to this principle:

2.5.1 each Advance (save for the Delivery Advances) in respect of each Ship Tranche shall not exceed the amount of the Subsequent Instalment in respect of which it is requested (or, in the case of any Initial Instalment, the amount of any Subsequent Instalment comprised within that Initial Instalment) and;

2.5.2 each Delivery Advance in respect of each Ship Tranche shall not exceed the aggregate sum of the amount of the Delivery Instalment in respect of which it is requested and any additional costs described in paragraph (b) of the definition of "**Vessel Cost**" as at the date of issue of the Drawdown Notice in respect of that Delivery Advance.

The Lenders shall contribute to each Advance in a proportion that reflects a contribution by KEXIM of sixty-four per cent. (64%) of the relevant Advance and a contribution by the Commercial Lenders of thirty-six per cent. (36%) of the relevant Advance, with the intention that upon the making of each such Advance each Lender shall have contributed to such Ship Tranche in the proportion that its Ship Tranche Commitment bears to the Commitments of all Lenders to such Ship Tranche.

An indicative schedule of the Advances to be made for each Ship Tranche based on the provisions of this clause 2.5 is set out in Schedule 7.

2.6 Availability

Upon receipt of a Drawdown Notice complying with the terms of this Agreement the Facility Agent shall notify each Lender thereof and of the date on which the relevant Advance is to be made and, subject to the provisions of clause 2.5 and clause 9, on the Drawdown Date for the relevant Advance each of the Lenders shall make available to the Facility Agent its proportion of such Advance for payment by the Facility Agent in accordance with clause 6.2.

2.7 KEXIM Tranche and the Commercial Lenders Tranche

The Commitments of KEXIM and all Contributions to Advances made by KEXIM shall constitute and form part of the KEXIM Tranche. The Commitments of the Commercial Lenders and all Contributions to Advances made by the Commercial Lenders shall constitute and form part of the Commercial Lenders Tranche. Each Ship Tranche shall comprise a KEXIM Tranche and a Commercial Lenders Tranche in the proportion sixty-four/thirty-six (64/36).

2.8 Application of proceeds

Without prejudice to the Borrowers' obligations under clause 8.1.3, none of the Finance Parties shall have any responsibility for the application of the proceeds of any Advance by the Borrowers.

3 Interest and interest periods

3.1 Normal interest rate

The Borrowers shall, subject to clause 6.3, pay interest on each Advance, Ship Tranche or the Loan in respect of each Interest Period relating thereto on each Interest Payment Date as follows:

3.1.1 as regards the part of each Advance, Ship Tranche or Loan that is part of the KEXIM Tranche, at the applicable KEXIM Rate; or

3.1.2 as regards the part of each Advance, Ship Tranche or Loan that is part of the Commercial Lenders Tranche, at the rate per annum that is the aggregate of (a) the Commercial Tranche Margin and (b) LIBOR for such Interest Period,

provided however that:

(a) if the Drawdown Notice(s) for the First Advance is not received by the Facility Agent in time to allow the Commercial Lenders to fix funds equal to their Contributions to the First Advance at LIBOR on the Quotation Date before the proposed Drawdown Date for such First Advance then LIBOR for the first Interest Period of such Advances shall be the weighted average of the rates quoted by the Commercial Lenders to the Facility Agent for such Interest Period; and

(b) in the case of any Interest Period of six (6) months, accrued interest on the relevant Advance, Ship Tranche or Loan for such Interest Period shall, subject to clause 6.3, be paid on the Interest Payment Date falling three (3) months after the commencement of that Interest Period as well as on the Interest Payment Date at the end of such Interest Period.

3.2 Determination of Interest Periods

3.2.1 The Borrowers may by notice received by the Facility Agent not later than 10.00 a.m. on the fourth (4th) Banking Day before the beginning of each Interest Period for the Loan or (as appropriate) in a Drawdown Notice relating to an Advance and in each case which is in respect of the Commercial Lenders Tranche, select a duration of three (3) or six (6) months for such Interest Period. The Interest Period in respect of the Loan or (as appropriate) an Advance which is in respect of the KEXIM Tranche shall, unless otherwise provided in clause 3.2.3, have a duration of three (3) months. Interest Periods shall be determined separately for each Ship Tranche and therefore while Interest Periods for separate Advances within a Ship Tranche shall be consolidated in accordance with this clause 3, Interest Periods for different Ship Tranches will not automatically be consolidated with each other.

3.2.2 In this clause 3.2.2, all references to a Ship Tranche shall be a reference to that part of such Ship Tranche which is constituted by part or, as the case may be, all of the Commercial Lenders Tranche.

Each Interest Period which is in respect of a Ship Tranche shall, subject to the provisions of clause 6.3, be of the duration selected by the Borrowers in accordance with clause 3.2.1 but so that:

    (a) the initial Interest Period in respect of the First Advance under that Ship Tranche shall commence on the relevant Drawdown Date for that First Advance and shall end on the expiry of the Interest Period selected by the Borrowers for that First Advance pursuant to clause 3.2.1;

    (b) the first Interest Period in respect of each Advance under that Ship Tranche (other than the First Advance under that Ship Tranche) shall commence on the Drawdown Date for such Advance and shall end on the last day of the Interest Period for the Ship Tranche which is applicable to that Advance and which is current on such Drawdown Date and, upon expiry of the Interest Period for such Advance, such Advance shall be consolidated into and shall form part of that Ship Tranche for the purpose of the selection or determination of all future Interest Periods;

    (c) each subsequent Interest Period for each Ship Tranche shall commence on the expiry of the previous Interest Period for that Ship Tranche;

    (d) if the Interest Period for a Ship Tranche does not end on, and shall fall after, the Delivery Date of the Ship associated with that Ship Tranche then:

        (i) the Interest Period for the Delivery Advance for that Ship Tranche shall, subject to clause 3.2.2(c), be of a duration referred to in clause 3.2.1;

        (ii) the Interest Period in respect of the balance of that Ship Tranche shall, following the expiry of the Interest Period for that Ship Tranche which was current at the said Delivery Date, commence on the expiry date of that current Interest Period and shall end on the expiry of the first Interest Period in respect of the said Delivery Advance referred to in sub-paragraph (i) above; and

        (iii) on the expiry of the first Interest Period for the Delivery Advance for that Ship Tranche, that Delivery Advance shall then be consolidated within that Ship Tranche and each future Interest Period for that Ship Tranche shall have a duration selected by the Borrowers pursuant to clause 3.2.1;

(e) if the Borrowers fail to select the duration of an Interest Period in accordance with the provisions of this clause 3.2, such Interest Period shall, subject to the other provisions of this clause 3.2.2, have a duration of three (3) months; and

(f) after the Delivery Date of a Ship and save as provided in clause 3.2.2(e)(ii), each Interest Period for the relevant Ship Tranche shall expire on a Repayment Date.

3.2.3 In this clause 3.2.3, all references to a Ship Tranche shall be a reference to that part of such Ship Tranche which is constituted by part or, as the case may be, all of the KEXIM Tranche.

Each Interest Period which is in respect of a Ship Tranche shall, subject to the provisions of clause 6.3, have the duration of three (3) months referred to in clause 3.2.1 but so that:

(a) the initial Interest Period in respect of the First Advance under that Ship Tranche shall commence on the relevant Drawdown Date for that First Advance and shall end on the expiry of the said three (3) month period referred to in clause 3.2.1;

(b) the first Interest Period in respect of each Advance under that Ship Tranche (other than the First Advance under that Ship Tranche) shall commence on the Drawdown Date for such Advance and shall end on the last day of the Interest Period for the Ship Tranche which is applicable to that Advance and which is current on such Drawdown Date and, upon expiry of that Interest Period, such Advance shall be consolidated into and shall form part of that Ship Tranche for the purpose of the selection or determination of all future Interest Periods;

(c) each subsequent Interest Period for each Ship Tranche shall commence on the expiry of the previous Interest Period for that Ship Tranche;

(d) if an Interest Period for a Ship Tranche does not end on, and would otherwise fall after, the Delivery Date of the Ship associated with that Ship Tranche (except otherwise pursuant to this sub-paragraph (e)) then:

(i) the Interest Period then current in respect of that Ship Tranche at the Delivery Date for that Ship shall end on the Delivery Date for that Ship;

(ii) the Interest Period for the Delivery Advance for that Ship Tranche shall, subject to clauses 3.2.3(c) and 3.2.3(f), be of a duration of three (3) months as determined pursuant to clause 3.2.1; and

(iii) on the Delivery Date for the Ship associated with that Ship Tranche the Delivery Advance shall be consolidated within that Ship Tranche and each future Interest Period for that Ship Tranche shall, subject to clause 3.2.3(f), have a duration of three (3) months as determined pursuant to clause 3.2.1; and

(e) after the Delivery Date of a Ship each Interest Period shall expire on a Repayment Date.

3.3 Default interest

If the Borrowers fail to pay any sum (including, without limitation, any sum payable pursuant to this clause 3.3) on its due date for payment under any of the Security Documents, the Borrowers shall pay interest on such sum on demand from the due date up to the date of actual payment (as well after as before judgement) at a rate determined by the Facility Agent pursuant to this clause 3.3. The period beginning on such due date and ending on such date of payment shall be divided into successive periods of not more than three (3) months as selected by the Facility Agent (after consultation with the Lenders so far as reasonably practicable in the circumstances) each of which (other than the first, which shall commence on such due date) shall commence on the last day of the preceding such period.

The rate of interest applicable to each unpaid sum and for each such period shall be the aggregate (as determined by the Facility Agent) of, as regards any such unpaid amount owing to the Commercial Lenders, the Facility Agent or the Arranger (a) two per cent. (2%) per annum, (b) the Commercial Tranche Margin and (c) LIBOR and as regards any such unpaid amount owing to KEXIM, (x) two per cent. (2%) per annum and (z) the applicable KEXIM Rate.

If the unpaid sum is an amount of principal which shall have become due and payable, by reason of a declaration by the Facility Agent under clause 10.2.2 or a prepayment obligation arising pursuant to clauses 4.3, 8.2 or 12.1, prior to the next succeeding Interest Payment Date relating thereto, the first period selected by the Facility Agent shall end on such Interest Payment Date and interest shall be payable on such unpaid sum during such period at a rate of two per cent. (2%) above the rate applicable thereto immediately before it shall have become so due and payable.

Interest under this clause 3.3 shall be due and payable on the last day of each period determined by the Facility Agent pursuant to this clause 3.3 or, if earlier, on the date on which the sum in respect of which such interest is accruing shall actually be paid. If, for the reasons specified in clause 3.5.1 the Facility Agent is unable to determine a rate in accordance with the foregoing provisions of this clause 3.3, each Lender shall promptly notify the Facility Agent of the cost of funds to such Lender and interest on any sum not paid on its due date for payment shall be calculated for each Lender at a rate determined by the Facility Agent to be two per cent. (2%) per annum above, in the case of a Commercial Lender, the aggregate of the Commercial Tranche Margin and the cost of funds to such Commercial Lender or, in the case of KEXIM, the KEXIM Rate.

3.4   Notification of Interest Periods and interest rate

The Facility Agent shall notify the Borrowers and the Lenders promptly of the duration of each Interest Period or other period for the calculation of interest (or, as the case may be, default interest) and of each rate of interest determined by it under this clause 3.

3.5   Market disruption; non-availability

3.5.1   If and whenever, at any time prior to the commencement of any Interest Period:

(a)   the Facility Agent shall have determined (which determination shall, in the absence of manifest error, be conclusive), that adequate and fair means do not exist for ascertaining LIBOR during such Interest Period; or

(b)   the Facility Agent shall have received notification from Commercial Lenders with Contributions aggregating not less than 66 2/3rds of the Contributions of all the Commercial Lenders (or prior to the first Drawdown Date, with Commitments aggregating not less than 66 2/3rds of the Commitments of all the Commercial Lenders) that deposits in Dollars are not available to such Commercial Lenders in the ordinary course of business in sufficient amounts to fund their Contributions for such Interest Period or that LIBOR does not accurately reflect the cost to such Commercial Lenders of obtaining such deposits, the Facility Agent shall forthwith give notice (a "**Determination Notice**") thereof to the Borrowers and to each of the Lenders. A Determination Notice shall contain particulars of the relevant circumstances giving rise to its issue. After the giving of any Determination Notice (and until the Facility Agent notifies the Borrowers that none of the circumstances specified in clause 3.5.1 continues to exist) the undrawn amount of the Commitments of the Commercial Lenders shall only be borrowed (and an Advance may only be requested) if a New Lender Basis has been agreed pursuant to clause 3.5.2.

3.5.2 During the period of ten (10) days after any Determination Notice has been given by the Facility Agent under clause 3.5.1, each Commercial Lender that has notified the Facility Agent thereunder, shall certify to the Facility Agent an alternative basis (the "**Alternative Basis**") for making available or, as the case may be, maintaining its Contribution. The Alternative Basis may (without limitation) include alternative interest periods, alternative currencies or alternative rates of interest but shall include a margin above the cost of funds to such Commercial Lender equivalent to the Commercial Tranche Margin. The Facility Agent shall calculate the arithmetic mean of each Alternative Basis provided by the Commercial Lenders (rounded upwards, if not already such a multiple, to the nearest whole multiple of one-sixteenth of one per cent) (the "**New Lender Basis**") and certify the same to the Borrowers and each of the Commercial Lenders. The New Lender Basis so certified shall be binding upon the Borrowers and the affected Commercial Lenders and shall take effect in accordance with its terms from the date specified in the Determination Notice until such time as the Facility Agent notifies the Borrowers that none of the circumstances specified in clause 3.5.1 continues to exist whereupon the normal interest rate fixing provisions for the Commercial Lenders Tranche shall apply.

4 Repayment and prepayment

4.1 Repayment

4.1.1 The Borrowers shall repay that part of each Ship Tranche that forms part of:

(a) the Commercial Lenders Tranche in one instalment, such instalment to be repaid on the date falling on the Final Maturity Date of the Ship associated with such Ship Tranche (and being the final Repayment Date for that Ship Tranche); and

(b) the KEXIM Tranche in forty-eight (48) equal instalments, one such instalment to be repaid on each Repayment Date, commencing with a first instalment on the first Repayment Date following the Delivery Date of the Ship associated with such Ship Tranche and ending with a final instalment on the forty-seventh Repayment Date thereafter.

Each instalment of that part of each Ship Tranche that forms part of the Commercial Lenders Tranche shall be such amount as appears in the column headed "Repayment Instalment - Commercial Lenders Tranche (Ship Tranche N°)" against the relevant Repayment Date as set out in Part A of Schedule 6. Each instalment of that part of each Ship Tranche that forms part of the KEXIM Tranche shall be such amount as appears in the column "Repayment Instalment - KEXIM Tranche (Ship Tranche N°)" against the relevant Repayment Date as set out in Part B of Schedule 6.

4.1.2 The amount of each instalment of that part of each Ship Tranche as set out in Schedule 6 Part A and Part B has been calculated on the assumption that the Borrowers will draw the full amount of the Commitments to the relevant Ship Tranche. On the Delivery Date of each Ship and on any occasion on which a partial prepayment of the Loan is made under clause 4, the Facility Agent shall provide the Borrowers and the Lenders with a replacement Schedule 6 Part A and Part B based on the actual amount of the relevant Ship Tranche (or all the Ship Tranches) as at that date showing (a) the exact date of each Repayment Date (subject to clause 6.3), (b) the amount of the instalments due on each Repayment Date for that part of each Ship Tranche that forms part of the KEXIM Tranche and the amount repayable in respect of the Commercial Lenders Tranche on the final Repayment Date, (c) the aggregate principal amount payable in respect of each Ship Tranche on each Repayment Date and (d) the balance of each Ship Tranche outstanding after the repayment of the instalments of the KEXIM Tranche on each Repayment Date. Each revised Schedule 6 shall be binding on the Borrowers and the Lenders in the absence of any manifest error and shall replace the then existing Schedule 6 and shall for all purposes be treated as if it had been attached as Schedule 6 *ab initio*. Any revised Schedule 6 produced following a partial prepayment of the Loan shall reflect any provision of this Agreement requiring any such partial prepayments to be applied in reducing the repayment instalments set forth in Schedule 6 in inverse order of their due date for payment.

4.2 Voluntary prepayment

The Borrowers may prepay any Ship Tranche in whole or part but if in part in a minimum amount of five million Dollars ($5,000,000) or any larger sum which is an integral multiple of one million Dollars ($1,000,000) on any Interest Payment Date for both the Commercial Lenders Tranche and the KEXIM Tranche of that Ship Tranche. The Borrowers shall give the Facility Agent at least thirty (30) days' prior notice in writing of their intention to make any such prepayment. The amount of each prepayment shall be regarded as being divided between the KEXIM Tranche and the Commercial Lenders Tranche in the ratio that their respective aggregate Contributions bear to the aggregate Contribution of all Lenders as at the time of prepayment.

The prepayment of the KEXIM Tranche (or any part thereof) shall be subject to a prepayment premium of zero point fifty per cent. (0.50%) of the amount of the KEXIM Tranche to be prepaid and shall be payable to the Facility Agent (for the account of KEXIM) on the date such prepayment is due to be made. No prepayment premium or penalty is due in respect of the amount of the Commercial Lenders Tranche to be prepaid. The prepayment premium relating to the KEXIM Tranche shall also be payable in the event of a prepayment on the sale, transfer, novation or assignment of the Shipbuilding Contract for a Ship (including, without limitation, any novation of the Shipbuilding Contract of a Ship in favour of the Time Charterer pursuant to the exercise by the Time Charterer of its rights under clause 1g of the relevant Time Charter for that Ship) or on the sale of a Ship (including any sale of a Ship to the Time Charterer pursuant to the exercise by the Time Charterer of its rights under clause 30 of the relevant Time Charter for that Ship) but shall not be payable in the event of a mandatory prepayment under clauses 4.3 or following a Total Loss under clause 4.4 or a cancellation of Commitments to the KEXIM Tranche under clause 4.8.

4.3 Mandatory Prepayment

4.3.1 If a Ship has not been delivered by the relevant End of Funding Date the Borrowers shall prepay the Ship Tranche attributable to that Ship on such End of Funding Date and the obligation of the Lenders to make the Ship Tranche for such Ship available for further Advances shall immediately cease and the Lenders' Commitments to such Ship Tranche shall be reduced to zero.

4.3.2 If the Builder rescinds, cancels or terminates a Shipbuilding Contract and such rescission, cancellation or termination is not withdrawn within seven (7) days of such rescission, cancellation or termination, the Borrowers shall prepay the Ship Tranche attributable to that Shipbuilding Contract on the third (3rd) Banking Day following the expiry of such seven (7) day period and the obligation of the Lenders to make the Ship Tranche for such Ship available for further Advances shall immediately cease and the Lenders' Commitments to such Ship Tranche shall be reduced to zero.

4.3.3 If the Lessor, having regard to clause 8.4.14, rescinds, cancels or terminates a Shipbuilding Contract and such rescission, cancellation or termination is not withdrawn within three (3) days after the Lessor gave notice to the Builder thereof, the Borrowers shall prepay the Ship Tranche attributable to that Shipbuilding Contract on the earlier of (a) the date on which the Builder repays the instalments previously paid by the Lessor under that Shipbuilding Contract and (b) thirty (30) days following the date of such rescission, cancellation or termination, provided that if the Builder disputes such rescission, cancellation or termination and refers the dispute to litigation in accordance with the relevant Shipbuilding Contract prior to the date on which the Borrowers would otherwise be obliged to prepay the relevant Ship Tranche in accordance with this clause 4.3.3, then the Borrowers shall only become obliged to prepay the Ship Tranche on the earliest to occur of (a) ninety (90) days after the date of such rescission, cancellation or termination, (b) the date on which the Builder makes a refund of the instalments previously paid by the Lessor under the relevant Shipbuilding Contract and (c) the date on which the Refund Guarantor makes a payment under the relevant Refund Guarantee(s) and on the date any such prepayment is due to be made under this clause, the obligation of the Lenders to make the Ship Tranche for such Ship available for further Advances shall immediately cease and the Lenders' Commitments to such Ship Tranche shall be reduced to zero.

4.3.4 If, following the Delivery of a Ship, the Lessor becomes entitled to receive a payment from the Builder under the relevant Shipbuilding Contract of an amount exceeding five hundred thousand Dollars ($500,000) that would have been taken as a deduction to the Delivery Instalment had the applicable amount been known or agreed at Delivery (but excluding any liquidated damages for late delivery payable by the Builder under Article 3.3 of the Shipbuilding Contract which does not operate to reduce the Contract Price, which shall not give rise to any prepayment obligation) then the Borrowers shall prepay the Ship Tranche attributable to that Ship in an amount equal to the amount of the payment the Lessor is entitled to receive from the Builder. If the Security Trustee receives such payment from the Builder under the terms of the relevant Lessee Assignment it shall apply such amount in or towards satisfaction of such prepayment obligation and if the Borrowers have already satisfied such obligation and no Default has occurred and is continuing, the Security Trustee shall pay such amount to the Borrowers.

4.3.5 If, in respect of a Ship, there is a termination of the agreement to lease the Ship or, as the case may be, the leasing of the Ship under the relevant Lease and/or the Lessor issues a further novation notice under clause 7 of the relevant Novation Agreement in each case in circumstances where no Lease Event of Default has occurred and is continuing, then unless the transaction in respect of the financing of the Ships is restructured on terms acceptable to all of the Finance Parties (acting reasonably) within thirty (30) days of the occurrence of such termination and/or further novation, the Facility Agent shall give notice to the Borrowers and within (3) Banking Days following the date of such notice, the Borrowers shall prepay the Ship Tranche for such Ship to the Facility Agent in full and any Available Commitment in respect of such Ship Tranche shall be reduced to zero.

For the purpose of the above paragraph, if the Lessee wishes to exercise its right of voluntary termination under clauses 2.3 or 2.6 of the relevant Lease, the Borrowers shall procure that the Lessee shall give the Facility Agent not less than thirty (30) days prior written notice of the date on which the Lessee intends such voluntary termination to take place so that the Finance Parties have the required time to discuss a possible restructuring of the transaction in respect of the financing of the Ships on terms acceptable to all the Finance Parties as an alternative to the Facility Agent requiring the Borrowers to prepay the relevant Ship Tranche upon the voluntary termination of the relevant Lease pursuant to clauses 2.3 or 2.6 of such Lease.

4.3.6 If there is a change in the ownership of the Lessor without the prior written consent of all of the Finance Parties, which consent shall not be unreasonably withheld if the new parent of the Lessor is a financial institution with a minimum credit rating of A with Standard & Poors Rating Services or A with Moodys Investors Services Inc. and such new parent provides support letters in respect of the Lessor in substantially the same form as the Lessor Parent Support Letters, the Facility Agent shall be entitled to give written notice to the Borrowers and where such written notice is given:

    (a) prior to the drawdown of an Advance hereunder, then on the date of such change the Lenders' Commitments shall be reduced to zero and the Lenders shall have no obligation to make any Advances hereunder; or

    (b) following the drawdown of an Advance hereunder, then the Borrowers shall prepay Loan in full within three (3) Banking Days following the date of such change.

4.3.7 If there occurs:

    (a) in relation to the Lessor or the Lessor Parent, any event which corresponds with, or has an effect equivalent or similar to, any of those events mentioned in clauses 10.1.7, 10.1.9, 10.1.10, 10.1.11, 10.1.12, 10.1.14 or 10.1.15 as if in such clauses, references to "Security Party" were references to the Lessor and the Lessor Parent; or

    (b) in relation to the Security Documents, any event which corresponds with, or has an effect equivalent or similar to, the events mentioned in clause 10.1.3 as if in such clause, references to "Security Party" were references to the Lessor and the Lessor Parent,

then the Facility Agent shall be entitled to give written notice to the Borrowers and where such written notice is given, the Borrowers shall be obliged to cancel all remaining Commitments on the date of such occurrence and prepay the Loan in full within three (3) Banking Days following the date of such occurrence.

4.4 Prepayment on Total Loss or sale

4.4.1 Without prejudice to clause 8.4.14, on a Shipbuilding Contract being sold, transferred, novated or assigned (including, without limitation, any novation of the Shipbuilding Contract of a Ship in favour of the Time Charterer pursuant to the exercise by the Time Charterer of its rights under clause 1 of the relevant Time Charter but not including a novation to the Replacement Purchaser pursuant to clause 7 of the relevant Novation Agreement) or a Ship being sold (including any sale of a Ship to the Time Charterer pursuant to the exercise by the Time Charterer of its rights under clause 30 of the relevant Time Charter) or becoming a Total Loss, in each case before the First Advance for such Ship is drawn down, the obligation of the Lenders to make the Ship Tranche for such Ship available shall immediately cease and the Lenders Commitments to such Ship Tranche shall be reduced to zero.

4.4.2 Without prejudice to clause 8.1.14, if after the drawdown of the First Advance in respect of a Ship Tranche, the relevant Shipbuilding Contract is sold, transferred, novated or assigned (including, without limitation, any novation of the Shipbuilding Contract of a Ship in favour of the Time Charterer pursuant to the exercise by the Time Charterer of its rights under clause 1g of the relevant Time Charter) or the relevant Ship is sold (including any sale of a Ship to the Time Charterer pursuant to the exercise by the Time Charterer of its rights under clause 30 of the relevant Time Charter or to the Builder pursuant to the exercise by the Lessor of its rights under article 3.20 of the relevant Shipbuilding Contract) or becomes a Total Loss, the Borrowers shall on the Disposal Reduction Date prepay to the Facility Agent an amount in Dollars equal to the principal amount of the Ship Tranche made available for such Ship outstanding on the Disposal Reduction Date and the obligation of the Lenders to make the Ship Tranche for such Ship available for further Advances shall immediately cease and the Lenders' Commitments to such Ship Tranche shall be reduced to zero.

4.4.3 For the purposes of this clause [4.4](#):

"**Disposal Reduction Date**" means:

    (a) in relation to a Ship which has become a Total Loss, its Total Loss Reduction Date; and

    (b) in relation to a Shipbuilding Contract that is sold, transferred, novated or assigned or a Ship which is sold, the date upon which such sale, transfer, novation or assignment is completed by the assumption by the buyer of obligations under the Shipbuilding Contract in place of the relevant Borrower or the transfer of title to such Ship to the purchaser, in either case, in exchange for payment of the relevant purchase price;

"**Total LossReduction Date**" means, in relation to a Ship, the date which is the earliest of:

    (a) the date falling ninety (90) days after such Ship becomes a Total Loss;

    (b) the date upon which the Builder or the Refund Guarantor makes a refund of the instalments previously paid by the Lessor or, where applicable, the Replacement Purchaser under the relevant Shipbuilding Contracts; and

    (c) the date on which insurance proceeds or Requisition Compensation in respect of such Total Loss are received by the Lessor or the Lessee or, where applicable, the Replacement Purchaser (or the Security Trustee on behalf of the Lenders as assignee or, as the case may be, sub-assignee pursuant to the relevant Security Documents).

For the purpose of this Agreement and the other Security Documents, a Total Loss shall be deemed to have occurred:

    (a) in the case of an actual total loss of a Ship on the actual date and at the time such Ship was lost or destroyed or, if such date is not known, on the date on which such Ship was last reported; or

    (b) in the case of a constructive total loss of the Ship, upon the date and at the time notice of abandonment of the Ship is given to the insurers of the Ship for the time being (provided a claim for total loss is admitted by such insurers) or, if such insurers do not forthwith admit such a claim, at the date and at the time at which either a total loss is subsequently admitted by the insurers or a total loss is subsequently adjudged by a competent court of law or arbitration tribunal to have occurred; or

(c) in the case of a compromised or arranged total loss, on the date upon which a binding agreement as to such compromised or arranged total loss has been entered into by the insurers of such Ship; or

(d) in the case of Compulsory Acquisition, on the date upon which the relevant requisition of title or other compulsory acquisition occurs; or

(e) in the case of hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation of such Ship (other than where the same amounts to Compulsory Acquisition of such Ship) by any Government Entity, or by persons purporting to act on behalf of any Government Entity, which deprives the Lessee of the use of such Ship for more than sixty (60) days, upon the expiry of the period of sixty (60) days after the date upon which the relevant hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation occurred.

4.4.4 Any insurance moneys or Requisition Compensation or proceeds of sale received by the Security Trustee or the Lenders in respect of such Total Loss or sale of a Ship or the sale, transfer, novation or assignment of a Shipbuilding Contract or the cancellation of a Time Charter by the Time Charterer pursuant to clause 2d of such Time Charter, under the relevant Security Document shall (if and to the extent necessary to ensure compliance with clauses 4.3, 4.4 and 4.5) be applied by the Security Trustee in or towards making any prepayment and paying any other moneys required under clauses 4.3, 4.4 or 4.5 and provided no Default has occurred and is continuing the balance, if any, shall be paid to the Borrowers or as they may otherwise direct.

4.5 Mandatory prepayment on cancellation of a Time Charter

If the Time Charterer exercises its cancellation option under clause 2d of any of the Time Charters, any Cancellation Fee payable by the Time Charterer in respect of the exercise of such cancellation option shall be paid into the Operating Account. Any Cancellation Fee so paid into the Operating Account shall be subject to the provisions of the Lessee Assignment and the Account Pledge. During the period commencing on the date of cancellation of any Time Charter and expiring one hundred and twenty (120) days after such date, the Borrowers and/or the Lessee shall be entitled to arrange for alternative sub-charter arrangements to be put in place in respect of the relevant Ship on terms and with a charterer acceptable to all the Lenders in their absolute discretion.

If on the expiry of the said one hundred and twenty (120) day period, no alternative sub charter arrangements that are satisfactory to all of the Lenders have been put in place in respect of the relevant Ship, then the Borrowers shall prepay the Ship Tranche associated with the relevant Ship on the next Interest Payment Date for the relevant Ship Tranche falling after the expiry of the said one hundred and twenty (120) day period and as specified by the Facility Agent in a notice in writing given to the Borrowers and if the cancellation occurs prior to the Delivery Date for the relevant Ship, the obligations of the Lenders to make the Ship Tranche for such Ship available for further Advances shall immediately cease and the Lenders' Commitments to such Ship Tranche shall be reduced to zero.

4.6 Amounts payable on prepayment

Any prepayment under this Agreement shall be made together with (a) accrued interest on the amount to be prepaid to the date of such prepayment, (b) any additional amount payable under clauses 6.7 or 12.2, (c) any prepayment premium payable under clause 4.2 and (d) all other sums payable by the Borrowers under this Agreement or any of the other Security Documents including, without limitation, any accrued (but unpaid) commitment commission payable under clauses 5.1.2 or 5.1.3 and any amounts payable under clause 11.

4.7 Notice of prepayment; reduction of repayment instalments

Every notice of prepayment shall be effective only on actual receipt by the Facility Agent, shall be irrevocable, shall specify the amount to be prepaid and shall oblige the Borrowers to make such prepayment on the date specified. No amount prepaid may be re-borrowed. Any partial prepayment pursuant to clause 4.2 or any other provision of this Agreement shall be applied pro rata to each Ship Tranche in reducing the repayment instalments of each Ship Tranche under clause 4.1 in inverse order of their due dates for payment. The Borrowers may not prepay the Loan or any part thereof save as expressly provided in this Agreement.

4.8 Cancellation of Commitments

The Borrowers may at any time, by notice to the Facility Agent (effective only on actual receipt), cancel with effect from a date not less than thirty (30) days after the receipt by the Facility Agent of such notice the whole or any part (being five million Dollars ($5,000,000) or any larger sum which is an integral multiple of one million Dollars ($1,000,000)), of the Commitments to any Ship Tranche which have not then been borrowed or requested in a Drawdown Notice. Any such notice of cancellation, once given, shall be irrevocable and upon such cancellation taking effect the Commitment of each Lender to such Ship Tranche shall be reduced proportionately.

4.9 Cancellation of KEXIM Commitments

If the Borrowers wish to cancel any part of the Commitment of KEXIM then the Borrowers shall be obliged to pay to KEXIM on the relevant date of cancellation a cancellation fee equal to zero point two five per cent. (0.25%) of the applicable amount of the Commitment of KEXIM which is so cancelled.

5 Commitment commission, fees and expenses

5.1 Fees

The Borrowers shall pay to the Facility Agent:

5.1.1 in accordance with the Fee Letters and for distribution to the Arranger, KEXIM and the Commercial Lenders, the fees details of which are set out in the Fee Letters;

5.1.2 for the account of KEXIM, on the date falling three (3) months after the Original Date and on each of the dates falling at three (3) monthly intervals thereafter up to and including the last of the Termination Dates, commitment commission in arrear computed from the Original Date at the rate of zero point three per cent. (0.30%) per annum on the daily undrawn and uncancelled amount of the Commitments of KEXIM;

5.1.3 for the account of each Commercial Lender, on the date falling three (3) months after 30 September 2004 and on each of the dates falling at three (3) monthly intervals thereafter up to and including the last of the Termination Dates, commitment commission in arrear computed from 30 September 2004 at the rate of zero point four per cent. (0.40%) per annum on the daily undrawn and uncancelled amount of the Commitments of such Commercial Lender.

The fees referred to in sub-clause 5.1.1 and the commitment commission referred to in sub-clauses 5.1.2 and 5.1.3 shall be payable by the Borrowers to the Facility Agent whether or not any of the Commitments of the Lenders are advanced.

5.2 Expenses

The Borrowers shall pay to the Facility Agent on a full indemnity basis on demand:

5.2.1 all expenses (including legal, insurance, printing and out-of-pocket expenses and any tax thereon) reasonably incurred by the Facility Agent and KEXIM in connection with the negotiation, preparation, execution and, where relevant, registration of the Security Documents (subject to any limit agreed between the Facility Agent and any counsel instructed by it) and of any amendment or extension of, or the granting of any waiver or consent under, any of the Security Documents; and

5.2.2 all expenses (including legal, printing and out-of-pocket expenses) properly incurred by the Finance Parties or any of them in connection with, the enforcement or attempted enforcement of, or preservation or attempted preservation of any rights under, any of the Security Documents, or otherwise in respect of the moneys owing under any of the Security Documents,

together with interest at the rate referred to in clause 3.3 from the date falling fourteen (14) days following the receipt by the Borrower from the Facility Agent of a copy invoice or other evidence with respect to those expenses to the date of payment (as well after as before judgement).

5.3 Value Added Tax

All fees and expenses payable pursuant to this clause 5 shall be paid together with value added tax or any similar tax (if any) properly chargeable thereon. Any value added tax chargeable in respect of any services supplied by the Finance Parties or any of them under this Agreement, the Agency Agreement or any other Security Document shall, on delivery of the value added tax invoice, be paid in addition to any sum agreed to be paid hereunder.

5.4 Stamp and other duties

The Borrowers shall pay all stamp, documentary, registration or other like duties or Taxes (including, but without limitation, any duties or Taxes payable by, or assessed on, any of the Finance Parties) imposed on or in connection with any of the Transaction Documents, the Security Documents or the Loan and shall indemnify each of the Finance Parties against any liability arising by reason of any delay or omission by the Borrowers to pay such duties or Taxes.

6 Payments and taxes; accounts and calculations

6.1 No set-off or counterclaim; distribution to the Lenders

All payments to be made by the Borrowers under any of the Security Documents shall be made in full, without any set-off or counterclaim whatsoever and, subject as provided in clause 6.7, free and clear of any deductions or withholdings, in Dollars (except for costs, charges or expenses which shall be paid in the currency in which they are incurred) on the due date to the account of the Facility Agent at such bank in such place as the Facility Agent may from time to time specify for this purpose. Save where the Security Documents provide for a payment to be made for the account of a particular Finance Party, in which case the Facility Agent shall distribute the relevant payment to the Finance Party concerned, payments to be made by the Borrowers under the Security Documents shall be for the account of all the Lenders and the Facility Agent shall forthwith distribute such payments in like funds as are received by the Facility Agent to the Lenders rateably in accordance with their Commitments or Contributions, as the case may be.

6.2 Payment by the Lenders

All sums to be advanced by the Lenders to the Borrowers under this Agreement shall be remitted in Dollars on the relevant Drawdown Date (or earlier) to the account of the Facility Agent at Calyon Americas New York, Building 1301 Avenue of the Americas, NY 10019, Swift Code: CRLYUS33, CHIPS: 807, Fed ABA: 0260-0807-3, Account No. 0100383000100 of Calyon Paris, Reference: Teekay 3-Ship Facility, Attention: Sylvie Godet Couery - Middle Office or at such other bank as the Facility Agent may have notified to the Lenders and shall be paid by the Facility Agent on such date in like funds as are received by the Facility Agent to the account or accounts specified in the relevant Drawdown Notice.

6.3 Non-Banking Days

When any payment under any of the Security Documents would otherwise be due on a day which is not a Banking Day, the due date for payment shall be extended to the next following Banking Day unless such Banking Day falls in the next calendar month in which case payment shall be made on the immediately preceding Banking Day.

When the first date or last date of an Interest Period would otherwise fall on a day which is not a Banking Day, such date shall be extended to the next following Banking Day unless such Banking Day falls in the next calendar month in which case such date shall fall on the immediately preceding Banking Day.

6.4 Facility Agent may assume receipt

Where any sum is to be paid under this Agreement to the Facility Agent for the account of another person, the Facility Agent may assume that the payment will be made when due and may (but shall not be obliged to) make such sum available to the person so entitled. If it proves to be the case that such payment was not made to the Facility Agent, then the person to whom such sum was so made available shall on request refund such sum to the Facility Agent together with interest thereon sufficient to compensate the Facility Agent for the cost of making available such sum up to the date of such repayment and the person by whom such sum was payable shall indemnify the Facility Agent for any and all loss or expense which the Facility Agent may sustain or incur as a consequence of such sum not having been paid on its due date.

6.5 Calculations

All interest and other payments of an annual nature under any of the Security Documents shall accrue from day to day and be calculated on the basis of actual days elapsed and a three hundred and sixty (360) day year. In calculating the actual number of days elapsed in a period which is one of a series of consecutive periods with no interval between them or a period on the last day of which any payment falls to be made in respect of such period, the first day of such period shall be included but the last day excluded.

6.6 Certificates

Any certificate or determination of the Facility Agent, or any Lender as to any rate of interest, rate of exchange or any other amount pursuant to and for the purposes of any of the Security Documents shall, as between Finance Parties and as between any Finance Party and the Borrowers, be regarded as being *prima facie* evidence of such rate or other amount.

6.7 Grossing-up for Taxes - Borrowers

If at any time the Borrowers are required by any applicable law or regulation of any Government Entity binding on them to make any deduction or withholding in respect of Taxes from any payment due under any of the Security Documents for the account of any Finance Party (or if the Facility Agent is required to make any such deduction or withholding from a payment to a Finance Party), the sum due from the Borrowers in respect of such payment shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, each Finance Party receives on the due date for such payment (and retains, free from any liability in respect of such deduction or withholding), a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made and the Borrowers shall indemnify each Finance Party against any losses or costs incurred by it by reason of any failure of the Borrowers to make any such deduction or withholding or by reason of any increased payment not being made on the due date for such payment. The Borrowers shall promptly pay to the relevant tax authorities each amount so deducted or withheld and deliver to the Facility Agent any receipts, certificates or other proof evidencing the amounts (if any) paid or payable in respect of any deduction or withholding as aforesaid.

6.8 Grossing-up for Taxes - Lenders

If at any time any Lender is required by any applicable law or regulation of any Government Entity binding on it to make any deduction or withholding in respect of Taxes from any payment due under any of the Security Documents for the account of the Facility Agent, the sum due from such Lender in respect of such payment shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Facility Agent receives on the due date for such payment (and retains free from any liability in respect of such deduction or withholding) a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made and each Lender shall indemnify the Facility Agent against any losses or costs incurred by it by reason of any failure of such Lender to make any such deduction or withholding or by reason of any increased payment not being made on the due date for such payment.

6.9 Claw- back of tax benefit

If, following any such deduction or withholding as is referred to in clause 6.7 from any payment by the Borrowers and the payment by the Borrowers of the amount of such deduction or withholding to the appropriate tax authorities, the Facility Agent or any Lender, shall receive or be granted a credit against or remission for any Taxes payable by it (by reason of the payment of such deduction or withholding to the tax authorities), the Facility Agent or such Lender shall, subject to the Borrowers having made any increased payment in accordance with clause 6.7 and to the extent the Facility Agent or such Lender can do so without prejudicing the retention of the amount of such credit or remission and without prejudice to the right of the Facility Agent or such Lender to obtain any other relief or allowance which may be available to it and to apply any credit or remission in such order and against such amounts as it may choose, reimburse the Borrowers with such amount as the Facility Agent or such Lender shall in its absolute discretion certify to be the proportion of such credit or remission as will leave it (after such reimbursement) in no worse position than it would have been in had there been no such deduction or withholding from the payment by the Borrowers as aforesaid. Such reimbursement shall be made forthwith upon the Facility Agent or, as the case may be, the relevant Lender certifying that the amount of such credit or remission has been received by it. Nothing contained in this clause shall oblige the Facility Agent or any Lender to rearrange its tax affairs or to disclose any information regarding its tax affairs and computations. Without prejudice to the generality of the foregoing, the Borrowers shall not, by virtue of this clause 6.9, be entitled to enquire about the Facility Agent's or any Lender's tax affairs.

6.10 Bank account

Each Lender shall maintain, in accordance with its usual practice, an account or accounts evidencing the amounts from time to time lent by, owing to and paid to it under the Security Documents. The Facility Agent shall maintain a control account showing each Advance, Ship Tranche and other sums owing by the Borrowers under the Security Documents. The control account shall, in the absence of manifest error, be conclusive as to the amount from time to time owing by the Borrowers under the Security Documents.

7 Representations and warranties

7.1 Continuing representations and warranties

The Borrowers jointly and severally represent and warrant to each of the Finance Parties that:

7.1.1 Due incorporation: each of the Borrowers is duly incorporated as a corporation and validly existing under the laws of the Marshall Islands and has power to carry on its business as it is now being conducted and to own its property and other assets;

7.1.2 Corporate power: each of the Borrowers has power to execute, deliver and perform its obligations under the Transaction Documents and to borrow the Total Commitments; all necessary corporate and other action has been taken to authorise the execution, delivery and performance of the same and no limitation on the powers of any Borrower to borrow will be exceeded as a result of borrowings under this Agreement;

7.1.3 Binding obligations: the Transaction Documents to which they are respectively a party constitute or will, when executed, constitute valid and legally binding obligations of the Borrowers enforceable in accordance with their respective terms;

7.1.4 No conflict with other obligations: the execution and delivery of, the borrowing of the Total Commitments and the performance of their respective obligations under, and compliance with the provisions of, the relevant Shipbuilding Contracts, the Security Documents and the other Transaction Documents to which they are respectively a party, by the relevant Borrowers will not (a) contravene any existing applicable law, statute, documents and the Transaction Documents to which they are respectively a party, regulation or any judgement, decree or permit to which any of the Borrowers is subject, (b) conflict with, or result in any breach of any of the terms of, or constitute a default under, any agreement or other instrument to which any of the Borrowers is a party or is subject or by which it or any of its property is bound, (c) contravene or conflict with any provision of the constitutional documents of any of the Borrowers or (d) result in the creation or imposition of or oblige any of the Borrowers to create any Encumbrance (other than a Permitted Encumbrance) on any of the undertakings, assets, rights or revenues of any of the Borrowers;

7.1.5 Choice of law: the choice of English law to govern the Security Documents (other than the Mortgages (including the Mortgage Transfers), the Account Pledge and the Retention Account Pledge), the choice of French law to govern the Account Pledge and the Retention Account Pledge and the choice of Bahamas law to govern the Mortgages (including the Mortgage Transfers) and the submissions by the Borrower to the jurisdiction of the English courts and (as the case may be) the French courts and (as the case may be) the Bahamas courts are valid and binding;

7.1.6 **No immunity**: neither the Borrowers nor any of their respective assets are entitled to immunity on the grounds of sovereignty or otherwise from any legal action or proceeding (which shall include, without limitation, suit, attachment prior to judgement, execution or other enforcement);

7.1.7 **Consents obtained**: every consent, authorisation, licence or approval of, or registration with or declaration to governmental or public bodies or authorities or courts required by any Borrower to authorise, or required by any Borrower in connection with, the execution, delivery, validity, enforceability or admissibility in evidence of the Transaction Documents to which it is or is to be a party and each of the Security Documents or the performance by each Borrower of its obligations under the Security Documents to which it is or is to be a party, has been obtained or made and is in full force and effect and there has been no default in the observance of any of the conditions or restrictions (if any) imposed in, or in connection with, any of the same;

7.1.8 **Borrowers' own account**: in relation to the borrowing by each Borrower of the Loan, the performance and discharge of its obligations and liabilities under the Security Documents and the transactions and other arrangements effected or contemplated by the Security Documents to which such Borrower is a party, it is acting for its own account and that the foregoing will not involve or lead to a contravention of any law, official requirement or other regulatory measure or procedure which has been implemented to combat "**money laundering**" (as defined in Article 1 of the Directive (91/308/EEC) of the Council of the European Communities);

7.1.9 **Place of business**: none of the Borrowers has a place of business (or is registered as a company or business) in England and Wales; and

7.1.10 **No Encumbrance in respect of pre-delivery security**: the benefit of any of the rights, title and interest of the Lessor and the Replacement Purchaser in or to each Shipbuilding Contract and the Refund Guarantees is not subject to any Encumbrance (other than, if applicable, any Encumbrance arising by operation of law in favour of the Time Charterer under the Time Charters) and such benefit and all such rights, title and interest are freely assignable and chargeable in the manner contemplated by the Lessor Assignments, Lessee Assignments and the Replacement Purchaser Assignments.

7.2 **Initial representations and warranties**

The Borrowers jointly and severally further represent and warrant to each of the Finance Parties that:

7.2.1 **Pari passu**: the obligations of each Borrower under the Security Documents are direct, general and unconditional obligations of such Borrower and rank at least pari passu with all other present and future unsecured and unsubordinated Indebtedness of such Borrower other than those obligations that are mandatorily preferred by law and not solely by contract;

7.2.2 **No default under other Indebtedness**: none of the Borrowers is (nor would with the giving of notice or lapse of time or the satisfaction of any other condition or combination thereof be) in material breach of or in default under any agreement relating to Indebtedness to which it is a party or by which it may be bound;

7.2.3 **Information**: the information, exhibits and reports furnished by any Borrower to the Finance Parties in connection therewith or with the negotiation and preparation of the Security Documents are true and accurate in all material respects and not misleading and all expressions of opinion contained therein genuinely reflect the opinions of the directors and senior management of such Borrower and are based on reasonable assumptions; do not omit material facts and all reasonable enquiries have been made to verify the facts and statements contained therein; there are no other facts the omission of which would make any fact or statement therein misleading;

7.2.4 **No withholding Taxes**: no Taxes are imposed by withholding or otherwise on any payment to be made by any Security Party under the Transaction Documents or the Security Documents or are imposed on or by virtue of the execution or delivery by the Security Parties of the Transaction Documents or the Security Documents or any other document or instrument to be executed or delivered under any of the Security Documents;

7.2.5 **No Default**: no Default has occurred which is continuing;

7.2.6 **Compliance with Environmental Laws and Approvals**: except as may already have been disclosed by any of the Borrowers in writing to, and acknowledged in writing by, the Facility Agent:

(a) the Borrowers and their Related Companies and their respective Environmental Affiliates have complied, to the best of their knowledge and belief, with the provisions of all Environmental Laws except where non-compliance does not and will not have a Material Adverse Effect;

(b) the Borrowers and their Related Companies and their respective Environmental Affiliates have obtained, to the best of their knowledge and belief, all Environmental Approvals and are in compliance with all such Environmental Approvals, except where the failure to obtain or comply with any such Environmental Approvals does not and will not have a Material Adverse Effect; and

(c) none of the Borrowers nor any of their Related Companies nor any of their respective Environmental Affiliates has received, to the best of their knowledge and belief, notice that any of the Borrowers or any of their Related Companies or any such Environmental Affiliate is not in compliance with any Environmental Law or any Environmental Approval, where such non-compliance has or will have a Material Adverse Effect;

7.2.7 **No Environmental Claims**: except as may already have been disclosed by any of the Borrowers in writing to, and acknowledged in writing by, the Facility Agent there is no Environmental Claim pending or threatened against any of the Borrowers or any of their Related Companies or any Relevant Ship or any of their respective Environmental Affiliates that has or will have a Material Adverse Effect;

7.2.8 **No potential Environmental Claims**: except as may already have been disclosed by any of the Borrowers in writing to, and acknowledged in writing by, the Facility Agent there has been no emission, spill, release or discharge of a Pollutant from any Relevant Ship which could give rise to an Environmental Claim that would have a Material Adverse Effect;

7.2.9 **Copies true and complete**: the copies of the Transaction Documents to which the Finance Parties are not a party delivered or to be delivered to the Facility Agent pursuant to clause 9.1 are, or will when delivered be, true and complete copies of such documents; such documents will when delivered constitute valid and binding obligations of the parties thereto enforceable in accordance with its terms and there will have been no amendments or variations thereof (other than, in the case of the Shipbuilding Contracts, changes or variations permitted under the terms of clause 8.4.11) or defaults thereunder;

7.2.10 **No Default under Shipbuilding Contracts:** the Lessor or, to the extent the following obligations are performed by the Supervisor on behalf of the Lessor pursuant to the Supervision Agreements, the Supervisor is not in default of any of the Lessor's obligations under any of the Shipbuilding Contracts or any of the Lessor's obligations upon the performance or observance of which depend the continued liability of the Refund Guarantors in accordance with the terms of the relevant Refund Guarantees;

7.2.11 **No litigation**: no litigation, arbitration or administrative proceeding is taking place, pending or, to the knowledge of the officers of any of the Borrowers, threatened against any of the Borrowers which could have a material adverse effect on the business, assets or financial condition of any of the Borrowers; and

7.2.12 **No filings required**: save for the registration of (a) the Mortgages (including the Mortgage Transfers) in the relevant register under the laws of the relevant Flag State through the relevant Registry and (b) the Mortgages (including the Mortgage Transfers), the Lessor Assignments, the Lessee Assignments, the Replacement Purchaser Assignments, the Account Pledge and the Retention Account Pledge with the Registrar for Companies of England and Wales, it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of any of the Transaction Documents to which any Borrower is a party that they or any other instrument be notarised, filed, recorded, registered or enrolled in any court, public office or elsewhere in any Relevant Jurisdiction or that any stamp, registration or similar tax or charge be paid in any Relevant Jurisdiction on or in relation to the Transaction Documents and each of the Transaction Documents is in proper form for its enforcement in the courts of each Relevant Jurisdiction.

7.3 **Representations and warranties relating to the Delivery Dates**

The Borrowers jointly and severally represent and warrant (and shall be deemed to represent and warrant) to each of the Finance Parties on the Delivery Date for each Ship that:

7.3.1 **Ships**: the relevant Ship will on its Delivery Date be:

    (a) in the absolute ownership of the Lessor who will on and after each such date (unless that Ship is sold in accordance with the Transaction Documents) be the sole, legal and beneficial owner of such Ship;

    (b) registered in the name of the Lessor through the Registry as a ship under the laws and flag of the Flag State and with the Mortgage for that Ship duly registered as a first priority mortgage;

    (c) operationally seaworthy and in every way fit for service;

    (d) classed with the relevant Classification free of all requirements and recommendations of the relevant Classification Society (other than any requirements and recommendations at the Delivery Date which are approved in writing by the Time Charterer and which are also approved by the Facility Agent (such approval of the Facility Agent not to be unreasonably withheld); and

(e) delivered to and accepted by the Lessee under the relevant Lease and to and by the Time Charterer under the relevant Time Charter for that Ship;

7.3.2 **Employment**: other than pursuant to the relevant Lease and the relevant Time Charter, the relevant Ship will not on its Delivery Date be subject to any charter or contract or to any agreement to enter into any charter or contract and there will not on such Delivery Date be any agreement or arrangement whereby the Earnings of such Ship may be shared with any other person;

7.3.3 **Freedom from Encumbrances**: none of the relevant Ship, its Insurances or Requisition Compensation (or any part thereof), the relevant Lease, the relevant Time Charter nor the rights of the Lessor or the Lessee thereunder will on the Delivery Date of the Ship be subject to any Encumbrance other than Permitted Encumbrances and any Encumbrances arising in favour of the Time Charterer under the terms of the relevant Time Charter;

7.3.4 **Consents obtained**: every consent, authorisation, licence or approval of, or registration with or declaration to, governmental or public bodies or authorities or courts required by any of the Borrowers (and considered by the Facility Agent to be material) to authorise, or required by any of the Borrowers in connection with, the execution, delivery, validity, enforceability or admissibility in evidence of any of the Security Documents to which any of the Borrowers are a party or the performance by any Borrower of its obligations under the Security Documents has been obtained or made and is in full force and effect and there has been no default in the observance of any condition or restriction (if any) imposed in, or in connection with, any of the same which the Facility Agent considers to be material.

7.4 **Repetition of representations and warranties**

On and as of each Drawdown Date and (except in relation to the representations and warranties in clause 7.2) on each Interest Payment Date the Borrowers shall be deemed to repeat the representations and warranties in clauses 7.1 and 7.2 as if made with reference to the facts and circumstances existing on such day.

7.5 **Legal qualifications**

As regards the representations and warranties set out in clauses 7.1.1 to 7.1.7, 7.2.1, 7.2.4 and 7.2.12 to the extent that the subject matter of those representations and warranties is within the scope of any legal opinion provided to the Finance Parties, such representations and warranties shall be qualified by reference to any qualification, reservation or exception as to matters of law contained in such legal opinions but excluding any assumptions or references to matters of fact.

8 **Undertakings**

8.1 **General**

The Borrowers undertake with each of the Finance Parties that throughout the Security Period and while all or any part of the Commitments remains outstanding, they will:

8.1.1 **Notice of Default**: promptly upon becoming aware of the same inform the Facility Agent of any occurrence which might adversely affect the ability of any Security Party to perform their obligations under any of the Security Documents and, without limiting the generality of the foregoing:

     (a) will inform the Facility Agent of any Default forthwith upon becoming aware thereof;

     (b) will from time to time, if so requested by the Facility Agent, confirm to the Facility Agent in writing that, save as otherwise stated in such confirmation, no Default has occurred and is continuing;

     (c) will inform the Facility Agent of any default by the Lessee in the performance of its obligations under a Lease or of any Lease Event of Default;

     (d) will inform the Facility Agent of any Mandatory Prepayment Event (as defined in each Lease); and

     (e) will procure that the Lessee will provide to the Facility Agent copies of any notices which the Lessee receives pursuant to clause 18 of any Lease;

8.1.2 **Consents and licences**: without prejudice to clause 7.1 and 9, obtain or cause to be obtained, maintain in full force and effect and comply in all material respects with the conditions and restrictions (if any) imposed in, or in connection with, every consent, authorisation, licence or approval of governmental or public bodies or authorities or courts and do, or cause to be done, all other acts and things which may from time to time be necessary or desirable under applicable law for the continued due performance of all the obligations of the Security Parties under each of the Security Documents;

8.1.3 **Use of proceeds**: use each Advance exclusively for the purpose specified in clause 1.1;

8.1.4 **Pari passu**: ensure that their obligations under this Agreement shall, without prejudice to the provisions of clause 8.2, at all times rank at least pari passu with all its other present and future unsecured and unsubordinated Indebtedness with the exception of any obligations which are mandatorily preferred by law and not solely by contract;

8.1.5 **Provision of further information**: provide the Facility Agent with such additional financial and other information concerning any Borrower, the other Security Parties and their respective affairs as the Facility Agent or any Lender (acting through the Facility Agent) may from time to time reasonably require (but for the avoidance of doubt there shall be no requirement for audited financial statements for any of the Borrowers);

8.1.6 **Employment of the Ships**: in respect of a Ship which is no longer chartered to the Time Charterer and if this is requested by any Lender, within thirty (30) days of the end of each accounting year, provide the Facility Agent with a written report on the employment record of such Ship over that year;

8.1.7 **Obligations under Transaction Documents**: duly and punctually perform each of the obligations expressed to be assumed by them under the Transaction Documents;

8.1.8 **Compliance with ISM Code**: procure that any Operator will, comply with and ensure that the Mortgaged Ships and any Operator comply with the requirements of the ISM Code, including (but not limited to) the maintenance and renewal of valid certificates pursuant thereto throughout the Security Period (as defined in the relevant Mortgage);

8.1.9 **Compliance with ISPS Code**: procure that any Operator will comply with and ensure that the Mortgaged Ships and any Operator will comply with the requirements of the ISPS Code and with specifications of the International Maritime Organisation, and any other regulations, either existing or future, of the International Maritime Authority and the European Union;

8.1.10 **Issuance of DOC and SMC**: procure that upon any change of Operator of any of the Ships, such Operator will promptly inform the Facility Agent and deliver to the Facility Agent a certified true copy of the relevant DOC and SMC; and

8.1.11 **Withdrawal of certificates**: procure that any Operator will, immediately inform the Facility Agent if there is any threatened or actual withdrawal of a DOC or the SMC in respect of any of the Mortgaged Ships or any certification required in order for it, any Operator and the Mortgaged Ship to comply with the ISPS Code.

   8.2 **Security value maintenance**

8.2.1 **Security shortfall**: If at any time in respect of any of the Ships, (i) the Security Value shall be less than the Security Requirement and (ii) the RG Security Value shall be less than the RG Security Requirement, the Facility Agent acting on the instructions of the Majority Lenders may give notice to the Borrowers requiring that such deficiency be remedied and then the Borrowers shall either:

     (a) prepay within a period of twenty (20) Banking Days of the date of receipt by the Borrowers of the Facility Agent's said notice such sum in Dollars as will result in (taking into account any other repayment of the Loan made between the date of the notice and the date of such prepayment) (i) the Security Value after such prepayment being equal to or greater than the Security Requirement and/or, as the case may be (ii) the RG Security Value after such prepayment being equal to or greater than the RG Security Requirement; or

     (b) within twenty (20) Banking Days of the date of receipt by the Borrowers of the Facility Agent's said notice, constitute to the satisfaction of the Majority Lenders such further security (in the form of an Encumbrance) for the Loan as shall be acceptable to the Majority Lenders having a value for security purposes (as determined by the Majority Lenders in their absolute discretion) at the date upon which such further security shall be constituted which, (i) when added to the Security Value, shall not be less than the Security Requirement as at such date and/or, as the case may be, (ii) when added to the RG Security Value, shall not be less than the RG Security Requirement as at such date.

The provisions of clause 4.6 shall apply to prepayments under clause 8.2.1(a).

8.2.2 **Valuation of Ships**: Each Mortgaged Ship shall, for the purposes of this clause, be valued in Dollars for the first time at its Delivery Date and thereafter as at each anniversary of the Delivery Advance for the relevant Ship Tranche relating to such Mortgaged Ship in each year. Notwithstanding the foregoing the Facility Agent, acting on the instructions of the Majority Lenders, shall be entitled to require a valuation of any one or more of the Ships at any other time if the Majority Lenders reasonably believe that either (a) there has been a material change in the second hand market for similar ships or (b) it is appropriate that a valuation of a Ship be made on the basis of a physical inspection. On each occasion that the value of the Ship is required to be determined, the Facility Agent shall nominate two Approved Shipbrokers to make valuations without physical inspection (unless required by the Majority Lenders) and on the basis of a sale for prompt delivery for cash at arms length on normal commercial terms as between a willing buyer and a willing seller and:

(a) for the purposes of determining the Security Value, without taking into account the benefit of, or any detriment caused by, the relevant Time Charter or any other charterparty or other engagement concerning the relevant Ship; and

(b) for the purposes of determining the RG Security Value, taking into account the benefit of or any detriment caused by the relevant Time Charter in accordance with the RG Value Principles.

The Facility Agent shall then calculate the average of each pair of valuations and such average shall be the valuation used for the purpose of determining the Security Value and the RG Security Value. The Facility Agent shall provide the Borrowers and each Lender with a copy of any valuation obtained by it. In respect of any request for a valuation under this clause 8.2.2, the Borrowers shall use reasonable efforts to facilitate any required physical inspection as soon as practicable after the relevant request.

Where the Borrowers disagree with valuations in respect of a Ship provided by either of the two appointed Approved Shipbrokers, the Borrowers shall notify the Facility Agent in writing of such disagreement. The Borrowers may thereafter instruct a third Approved Shipbroker to make a third valuation in respect of either or both of the Security Value and the RG Security Value of such Ship in accordance with the principles set out above in this clause 8.2.2. The Facility Agent shall then calculate the average of each set of valuations and such average shall be the valuation used for the purpose of determining the Security Value and the RG Security Value.

The most recent relevant valuation determined in accordance with the provisions of this clause 8.2 shall constitute the market value of the relevant Ship for the purposes of this Agreement and shall be binding upon the parties hereto until such time as any further such valuations shall be obtained.

For the purposes of this clause, the "**RG Value Principles**" shall be as follows:

the value of the benefit of, or detriment caused by, the relevant Time Charter shall be calculated as the net present value of the difference between such Time Charter and other comparable and recently fixed time charters of an equivalent duration as the relevant Time Charter for ships of an equivalent age and type to the relevant Ship and for comparable projects in the market; and

the net present value of the difference in the time charter incomes in (a) above, shall be calculated using a discount rate of four point eight nine per cent. (4.89%) with rests at three (3) monthly intervals during the relevant period of calculation.

8.2.3 **Information**: The Borrowers undertake with the Finance Parties to supply to the Facility Agent and to any Approved Shipbrokers such information concerning the Ships and their condition as such Approved Shipbrokers may reasonably require for the purpose of making any such valuation.

8.2.4 **Costs**: All costs in connection with the Facility Agent or, as the case may be, the Borrowers obtaining any valuation of any of the Ships referred to in clause 8.2.2, and any valuation either of any additional security for the purposes of ascertaining the Security Value and the RG Security Value at any time or necessitated by the Borrowers electing to constitute additional security pursuant to clause 8.2.1(b), shall be borne by the Borrowers.

8.2.5 **Valuation of additional security**: For the purpose of this clause 8.2, the market value of any additional security provided or to be provided to the Lenders shall be determined by the Facility Agent, acting on the instructions of the Majority Lenders in their absolute discretion, without any necessity for the Majority Lenders assigning any reason thereto.

8.2.6 **Documents and evidence**: In connection with any additional security provided in accordance with this clause 8.2, the Facility Agent shall be entitled to (and shall if so requested by the Majority Lenders) require the Borrowers to provide such evidence and documents of the kind referred to in Schedule 4 that it believes are appropriate (or which it has been so required to request) and such favourable legal opinions as the Facility Agent shall in its absolute discretion require.

8.2.7 **Release of Additional Security**: Where additional security has been constituted by the Borrowers to the satisfaction of the Majority Lenders under clause 8.2.1(b), if at any time thereafter either (a) the Security Value less the market value of such additional security (as determined in accordance with clause 8.2.5) is equal to or more than the Security Requirement or (b) the RG Security Value less the market value of such additional security (as determined in accordance with clause 8.2.5) is equal to or more than the RG Security Requirement, the Borrowers shall be entitled to notify the Facility Agent and as soon as practicable following receipt of that notice and subject to the Facility Agent being indemnified to its satisfaction against the cost of doing so and also being of the opinion that the requirements referred to in (a) or (b) above are satisfied, the Facility Agent and/or, as the case may be, the Security Trustee shall release any such additional security.

8.3 **Negative undertakings**

Each of the Borrowers undertakes with each of the Finance Parties that throughout the Security Period and while all or any part of the Commitments remains outstanding, it will not, without the prior written consent of the Facility Agent acting on the instructions of the Majority Lenders:

8.3.1 **No merger**

enter into any amalgamation, demerger, merger or corporate reconstruction; or

8.3.2 **Other business**

undertake any business other than entering into the Transaction Documents to which it is a party and performing its obligations and exercising its rights under and pursuant to the Transaction Documents; or

8.3.3 **Negative pledge**

permit any Encumbrance (other than a Permitted Encumbrance) to subsist, arise or be created or extended over all or any part of its present or future undertakings, assets, rights or revenues; or

8.3.4 **Disposals**

sell, transfer, abandon, lend or otherwise dispose of or cease to exercise direct control over any part of its present or future undertaking, assets, rights or revenues whether by one or a series of transactions related or not except in respect of any Intra-Group Transactions, but subject to clauses 8.3.14 and 8.3.15; or

8.3.5 Acquisitions

acquire any further assets other than the rights arising under contracts entered into by or on behalf of such Borrower in the ordinary course of its business of performing its obligations and exercising its rights under and pursuant to the Transaction Documents except in respect of any Intra-Group Transactions, but subject to clauses 8.3.14 and 8.3.15; or

8.3.6 Other obligations

incur any obligations except for obligations arising in respect of any Intra-Group Transactions, but subject to clauses 8.3.14 and 8.3.15, or under the relevant Transaction Documents or contracts entered into in the ordinary course of its business of performing its obligations and exercising its rights under and pursuant to the Transaction Documents; or

8.3.7 No borrowing

incur any Borrowed Money except for Borrowed Money pursuant to the Security Documents and, subject to clauses 8.3.14 and 8.3.15, in respect of any Intra-Group Transactions; or

8.3.8 Repayment of borrowings

repay the principal of, or pay interest on or any other sum in connection with any of its Borrowed Money except for Borrowed Money pursuant to the Security Documents and, subject to clause 8.3.14, in respect of any Intra-Group Transactions; or

8.3.9 Guarantees

issue any guarantee or indemnity or otherwise become directly or contingently liable for the obligations of any person, firm, or corporation except pursuant to the Security Documents and except for guarantees or indemnities from time to time required in the ordinary course by any protection and indemnity or war risks association with which the relevant Ship is entered, guarantees required to procure the release of the relevant Ship from any arrest, detention, attachment or levy or guarantees or undertakings required for the salvage of the relevant Ship; or

8.3.10 Loans

make any loans or grant any credit (save for normal trade credit in the ordinary course of business and, subject to clauses 8.3.14 and 8.3.15, in respect of any Intra-Group Transactions) to any person or agree to do so; or

8.3.11 Sureties

permit any Indebtedness of such Borrower to any person (other than the Finance Parties) to be guaranteed by any person (save for guarantees or indemnities from time to time required in the ordinary course by any protection and indemnity or war risks association with which the relevant Ship is entered, guarantees required to procure the release of the relevant Ship from any arrest, detention, attachment or levy or guarantees or undertakings required for the salvage of the relevant Ship or guarantees of trade debt incurred by a Borrower in the ordinary course of business); or

8.3.12 Share capital and distribution

purchase or otherwise acquire for value any shares of its capital; or

8.3.13 Subsidiaries

form or acquire any Subsidiaries; or

8.3.14 Inter-company loan

following the issue of a notice under clause 10.2 or a demand under any of the Security Documents in respect of the whole of the Loan:

    (a) demand or accept repayment in whole or in part of any Indebtedness now or hereafter due to any of the Borrowers from any of the other Security Parties or take any step to enforce any right against any of the other Security Parties or in respect of any such Indebtedness; or

    (b) claim any set-off or counterclaim against any of the other Security Parties or claim or prove in competition with any of the Finance Parties in the liquidation of any of the other Security Parties or have the benefit of, or share in, any payment from or composition with, any of the other Security Parties but, if so directed by the Facility Agent, they will prove for the whole or part of their claims in the liquidation of such of the other Security Parties on terms that the benefit of such proof and of all money received by them in respect thereof shall be held on trust for the Facility Agent and applied in or towards discharge of the Loan and all other amounts due and owing by the Borrowers under the Security Documents in such manner as the Facility Agent shall deem appropriate; or

8.3.15 Borrowers/Lessee inter-company arrangements

amend or agree to amend the provisions and documents governing the credit support and hedge arrangements between the Borrowers and the Lessee as described in the summary provided or to be provided under paragraph 15 of Part 1 of Schedule 4 where the amendments would have a material effect on any of the Finance Parties but any consent required of the Facility Agent acting on the instructions of the Majority Lenders in relation to the matters covered under this clause 8.3.15 shall not be unreasonably withheld.

8.4 Ship covenants - pre-delivery

Each of the Borrowers hereby covenants with each of the Finance Parties and undertakes throughout the Security Period that it will:

8.4.1 procure that the Supervisor will duly and punctually observe and perform all the conditions and obligations imposed on it by the relevant Shipbuilding Contract (as agent of the Lessor) and relevant Supervision Agreement;

8.4.2 procure that the Supervisor (as agent of the Lessor) will use its reasonable endeavours to ensure that the Builder observes and performs all conditions and obligations imposed on it by the relevant Shipbuilding Contract and take all reasonable steps within its power to ensure that the Builder proceeds with the construction of the relevant Ship with due diligence and despatch and will promptly notify the Facility Agent of any default by the Builder upon becoming aware thereof;

8.4.3 upon the request of the Facility Agent, procure that the Supervisor will advise the Facility Agent of the progress of construction of each Ship and supply the Facility Agent with such other information as the Facility Agent may reasonably require regarding the Ships and the materials allocated or appropriated to the Ships;

8.4.4 in the event that the Builder and/or the Lessor (or the Supervisor as agent of the Lessor) resorts to litigation as provided in Article 14 of each of the Shipbuilding Contracts, procure that the Supervisor both immediately notifies the Facility Agent in writing that such litigation has been initiated and upon termination of the litigation process also notifies the Facility Agent in writing to that effect and supplies the Facility Agent with a copy of the court judgment;

8.4.5 where a Ship is (or is to be) sold in exercise of any power contained in the relevant Lessor Assignment, Lessee Assignment or Replacement Purchaser Assignment or otherwise conferred on the Facility Agent, procure that the Supervisor uses all reasonable endeavours to procure that the Lessor executes or procures that the Replacement Purchaser executes, forthwith upon request by the Facility Agent, such form of conveyance of such Ship as the Facility Agent may require;

8.4.6 procure that the Supervisor and, where applicable, the Replacement Purchaser does or permits to be done each and every act or thing which the Security Trustee may from time to time reasonably require to be done for the purpose of enforcing the Security Trustee's rights in respect of the Shipbuilding Contracts and the Refund Guarantees under or pursuant to the Lessor Assignments, the Lessee Assignments and the Replacement Purchaser Assignments and, upon the occurrence of an Event of Default which is continuing, procure that the Supervisor uses all reasonable endeavours to allow the name of the Lessor to be used as and when required by the Security Trustee for that purpose;

8.4.7 notifies the Facility Agent promptly if:

(a) the Supervisor receives any notice of a delay on account of which the Builder claims that it is entitled under a Shipbuilding Contract to a postponement of the Delivery Date for the relevant Ship from the Builder under Article 9.3 of the relevant Shipbuilding Contract (and at the time of notifying the Facility Agent will also provide the Facility Agent with a copy of such notice and accompanying supporting documents); or

(b) the Builder or (with the prior written consent of the Facility Agent, acting on the instructions of the Majority Lenders given pursuant to clause 8.4.14) the Supervisor (as agent of the Lessor) and/or the Lessor rejects a Ship or the Lessor or the Supervisor (as agent of the Lessor) cancels, rescinds, repudiates or otherwise terminates any of the Shipbuilding Contracts or the Refund Guarantees or purports to do so or if a Ship shall become a Total Loss or shall be damaged and the repair or reinstatement cost of such damage exceeds or is likely to exceed the Casualty Amount;

8.4.8 procure the execution by the Lessee and the Lessor and the registration of the Mortgage and the Mortgage Transfer respectively in respect of each Ship under the laws and flag of the Flag State immediately upon its Delivery;

8.4.9 not agree and procure that there is no agreement, without the prior written consent of the Facility Agent acting on the instructions of the Majority Lenders (each Lender acting reasonably), to any variation of any Refund Guarantee or to any release of any Refund Guarantor from any of its obligations thereunder or to any waiver of any breach of a Refund Guarantor's obligations thereunder or consent to any such act or omission of a Refund Guarantor as would otherwise constitute such breach;

8.4.10   ensure that no Ship is registered in the name of the Lessor other than in satisfaction of the conditions precedent in Part 4 of Schedule 4 without the prior written consent of the Facility Agent acting on the instructions of the Majority Lenders;

8.4.11   procure that the Supervisor notifies the Facility Agent of any amendment to a Shipbuilding Contract and provides the Facility Agent with evidence of the Time Charterer's consent to any such amendment and procure that there is not, without the prior written consent of the Facility Agent acting on the instructions of the Majority Lenders (each Lender acting reasonably) (a) any variation of a Shipbuilding Contract or any material variation of the specification (but excluding for this purpose variations of the specification that are required by the Time Charterer under the terms of clause 1(f)(4) of the relevant Time Charter, which shall not require such consent) of a Ship (and for the purpose of this paragraph any extras, additions or alterations which the Lessor or the Supervisor (as agent of the Lessor) may desire to effect in the building of a Ship shall be deemed to constitute a material variation if the cost thereof (which shall in every case be agreed in writing between the Lessor and/or the Supervisor and the Builder before the work is put in hand irrespective of whether the prior consent thereto of the Facility Agent be required hereunder) or if the aggregate cost of the proposed work, together with the cost of any work already ordered, will alter the Contract Price for such Ship by an amount greater than two per cent. (2%) of the Contract Price) or (b) any release of the Builder from any of its obligations under a Shipbuilding Contract or any waiver of any breach of the Builder's obligations thereunder or any consent to any such act or omission of the Builder as would otherwise constitute such breach;

8.4.12   not agree and procure that there is no agreement, without the prior written consent of the Facility Agent acting on the instructions of the Majority Lenders (each Lender acting reasonably) and without prejudice to clause 8.4.11, to any variation of a Shipbuilding Contract or specification of a Ship which would delay the time for delivery of such Ship by more than an aggregate of thirty (30) days unless such variation is required by the Time Charterer under the terms of the relevant Time Charter.

8.4.13   not agree and procure that there is no agreement, without the prior written consent of the Facility Agent acting on the instructions of the Majority Lenders, to any reconstruction and/or repair of a Ship following a Total Loss;

8.4.14   not agree and procure that there is no agreement, without the prior written consent of the Facility Agent acting on the instructions of the Majority Lenders (each Lender acting reasonably) but subject always to the obligations of the Lessee and the rights of the Time Charterer under clause 1(g) of the relevant Time Charter, to the exercise, or failure to exercise, of any right which the Lessor and/or the Supervisor may have to reject a Ship or to cancel or rescind or otherwise terminate a Shipbuilding Contract, provided always that any such rejection of a Ship or cancellation, rescission or other termination of a Shipbuilding Contract by the Lessor or the Supervisor (as the agent of the Lessor) after such consent is given shall be without responsibility on the part of any Finance Party who shall be under no liability whatsoever to the extent that such rejection, rescission, cancellation or termination is thereafter adjudged to constitute a repudiation or other breach of such Shipbuilding Contract by the Lessor; and

8.4.15   procure that the Supervisor will keep the Facility Agent regularly informed of the likely delivery date for each Ship and copy to the Facility Agent any notices received from the Builder pursuant to the last sentence of article 2.3 or under article 6.2 of the Shipbuilding Contract for each Ship.

8.5   Insurance covenants

8.5.1 Insurance:

Each of the Borrowers hereby covenants with each of the Finance Parties and undertakes throughout the Security Period that it will procure that the Lessee will:

(a) **Insured risks, amounts andterms**: effect and maintain (and/or procure that there is effected and maintained) from the Delivery Date of each Mortgaged Ship and throughout the Security Period, at its cost and expense, Insurances covering physical loss and/or damage and liabilities to crew, cargo and third parties interests of, or in connection with, each Mortgaged Ship on terms, conditions, and insured values as expressly required by the Facility Agent and further described below. Such Insurances shall be effected through the Approved Broker with or directly by the Lessee or another member of the Teekay Guarantor Group, with a first class underwriter or group of underwriters, insurance companies and associations approved, such approval not to be unreasonably withheld or delayed, by the Facility Agent and underwritten a full one hundred per cent. (100%) by such approved insurers. Following the Delivery Date of

each Mortgaged Ship, unless and until otherwise approved in writing by the Facility Agent, the Insurances required by and acceptable to it will be:

(i) hull and machinery insurances:

(A) on full conditions as wide as the Institute Time Clauses Hull (1/11/95), or American Institute Hull Clauses (June 2 1977), or Norwegian Marine Insurance Plan of 1999, or French Maritime Clause dated 1st January 1998 as updated and amended;

(B) on an agreed value basis for an amount of at least one hundred and ten per cent. (110%) of the Relevant Insured Amount; and

(C) deductible amounts in respect of each Mortgaged Ship shall not exceed seven hundred and fifty thousand Dollars ($750,000) or such higher amount as the Lenders may agree (such agreement not to be unreasonably withheld);

(ii) increased value (total loss only, including excess liabilities) insurance:

(A) on full conditions as wide as the Institute Time Clauses Hulls Disbursements and Increased Value (1/10/83), or American Institute Increased Value and Excess Liabilities Clauses (November 3, 1977), or the equivalent under the Norwegian Marine Insurance Plan of 1999 or French Maritime Clause dated 1st January 1998; and

(B) on an agreed value basis for a maximum insured amount of at least one hundred and ten per cent. (110%) of the Relevant Insured Amount, and

it is understood that for the purpose of determining the compliance of the agreed value with the requirements of sub-clauses 8.5.1(a)(i) and 8.5.1(a)(ii), the total of the agreed values of each insurance will be aggregated. For the purpose of clarification, it is also agreed that the amount insured under the increased value insurance shall be a maximum of twenty five per cent. (25%) of this total amount;

(iii) war risk insurance:

    (A) on full conditions as wide as the Institute War and Strikes Clauses Hulls-Time or French War Risks Clause, including the London Blocking and Trapping Clause (LPO 444);

    (B) on an agreed value basis for an amount of at least one hundred and ten per cent. (110%) of the Relevant Insured Amount; and

    (C) a full protection and indemnity insurance will cover war risks through an endorsement of this policy for the minimum of the agreed value of the Mortgaged Ship;

(iv) a full protection and indemnity insurance:

    (A) on terms and conditions as per the rules of a mutual association that is a member of the International Group of Protection and Indemnity Associations and acceptable to the Facility Agent;

    (B) such cover to provide maximum liability cover any one accident or occurrence permitted by the association, excepting oil pollution which will have to be covered for a minimum of one billion Dollars ($1,000,000,000);

    (C) war risks will also be covered through an excess cover for the maximum amount offered from time to time by the association; and

    (D) the Lessee, together with any manager and/or its/their agents, shall be named as full member/joint member of the association for each class of cover under the protection and indemnity insurance;

(v) any additional Insurances, including but not limited to protection and indemnity, third party liability cover, which in the reasonable opinion of the Facility Agent might become necessary in case of (A) alteration, reduction or cancellation of the Insurances described in this clause 8.5.1(a), or (B) in case of changing in the navigation areas or use of the Mortgaged Ship as originally forecasted, or (C) any change in laws or decree or navigation rules of any sort which might result in an alteration of the risks and liabilities related to the Mortgaged Ship; and

(vi) notwithstanding anything contained in the hull and machinery wording(s) actually used by the Lessee or any manager, it is understood and agreed that the Insurances referred to in sub-clauses 8.5.1(a)(i) to 8.5.1(a)(iii) above will contain an English law and jurisdiction clause; such clause will be paramount.

(b) **Hull policy documents, notices, loss payable clauses and brokers' undertakings, reinsurances**: secure the interests of the Finance Parties (acting through the Security Trustee) under each of the Insurances in the following manner:

(i) each of the Insurances referred to in sub-clauses 8.5.1(a)(i) to 8.5.1(a)(iii) above, and each of the relevant policies when issued:

    (A) shall be endorsed with (1) the notice of assignment in the form attached to schedule 3 to the relevant Proceeds Deed for the Mortgaged Ship, and (2) the relevant loss payable clause in the form attached as schedule 2 to the relevant Proceeds Deed; and

(B) shall (if it so requests) have the Security Trustee named as an additional insured;

(ii) by procuring the submission to the Facility Agent at least five (5) Banking Days before the Delivery Date of each Ship and seven (7) days before each subsequent renewal of any Insurances of documentary evidence of the Insurances;

(iii) if one or more of the Insurances referred to in sub-clauses 8.5.1(a)(i) to 8.5.1(a)(iii), are not effected and maintained (throughout the term of the relevant insurance policy) with insurers rated at least BBB by Standard and Poors (or equivalent rating by another international rating agency) or with insurers whose obligations are guaranteed by a party or parties acceptable to the Majority Lenders with such minimum rating (for which purpose, where the relevant insurer is Al-Koot Insurance and Reinsurance Limited, so long as it has such minimum rating, Qatar Petroleum shall be deemed to be an acceptable guarantor), the Borrowers shall procure that the Lessee shall procure, at its own expense, that the relevant insurers maintain in full force and effect facultative reinsurances with reinsurers and through brokers, in each case, of recognised standing and acceptable to the Facility Agent that:

(A) are on same terms, conditions, duration, law and jurisdiction and date of renewal as the primary insurances;

(B) are satisfactory in all respects to the Facility Agent;

(C) are, in the case of a captive, for one hundred per cent. (100%) of all risks insured (or the maximum acceptable by local law) and, in any other case, of such percentage of all risks insured as is equal to one hundred and ten per cent. (110%) of the Relevant Insured Amount;

(D) contain a cut-through clause in the terms set out below or otherwise satisfactory to the Facility Agent:

"The reinsurers hereby agree that in the event of any claim arising under the reinsurances in respect of a total loss or other claim where, as provided by the Security Documents, such claim is to be paid to the person named as sole loss payee under the primary insurances, the reinsurers shall in lieu of payment to the reassured, its successor in interest and assigns, pay to the person named as sole loss payee under the primary insurances effected by the Assured that portion of any loss due for which the reinsurers would otherwise be liable to pay the reassured (subject to proof of loss), it being understood and agreed that any such payment by the reinsurers shall (to the extent of such payment) fully discharge and release the reinsurers from any and all further liability in connection therewith. Any payment due under this clause shall not contravene any law, statute or decree of [*name of the insurer country*]."; and

(E) it shall be described and confirmed to the Facility Agent with (1) a copy of the policies when available and a certificate of insurance and, when necessary reinsurance, issued by the Approved Broker including amongst other things the name and percentage underwritten by each insurer and, when necessary reinsurer, and the names of any correspondent broker or underwriting agency involved and (2) shall be further supported by the relevant letter of undertaking to be issued by the approved broker or the approved lead-underwriter or the approved war risks association, as the case may be, in a form approved by the Facility Agent;

(iv) in respect of the protection and indemnity insurance referred to in sub-clause 8.5.1(a)(iv) above:

    (A) by having (1) the notice of assignment in the form set attached as schedule 3 to the relevant Proceeds Deed delivered to the mutual association, and (2) the mutual association's standard loss payable clause in the form as wide as the one attached as schedule 2 to the relevant Proceeds Deed endorsed on the certificate of entry;

    (B) if "mis-directed arrow" protection is available from the mutual association, by procuring the mutual association gives the Security Trustee and the Lenders the benefit of such mis-directed arrow protection, in respect of any mis-direct claim brought against one or more of them, with no obligation for any of them to pay the initial or supplementary calls or any sum whatsoever; and

    (C) by procuring the delivery to the Facility Agent of (1) the certificate of entry of the Ship in the association when available issued by the association together with the rules book of the association and (2) the standard letter of undertaking issued by the association in its standard form or otherwise in a form approved by the Facility Agent;

(c) Employment of Mortgaged Ships: operate each Mortgaged Ship within the confines of the cover provided by each of the Insurances referred to in paragraph (a) above. In that respect, the Borrowers shall procure that the Lessee and/or any manager, shall:

    (i) not make, do, consent or agree to any act or omission which would or could render any such instrument of insurance invalid, void, voidable, or unenforceable or render any sum payable there under repayable in whole or in part;

    (ii) pay all premiums, association calls, contributions and/or all other sums payable in respect of the Insurances promptly when due, and produce all relevant receipts when so required by the Facility Agent;

    (iii) be responsible for pursuing all claims under the Insurances referred to in sub-clause 8.5.1(a), and take such action as may be necessary to satisfy insurer's enquiries, and simultaneously advise the Facility Agent; and

    (iv) arrange for collision and/or salvage guarantee(s) and/or security to be provided to third parties so as to prevent the arrest, or secure the release of the applicable Ship, unless the Facility Agent has given written notice to the contrary; and

(d) Evidence of Oil Pollution and special cover: provide to the Facility Agent copies of (i) all declarations to the protection and indemnity association in which the Ship is entered, (ii) any certificate of financial responsibility (or equivalent certification required in respect of liability insurance cover otherwise than for oil pollution risks) and (iii) all certificates issued by the United States Coast Guard (or other equivalent Governmental Entity), or confirmations by such association in each case in respect of cover for oil pollution risks and such other information and documents relating to oil pollution risks or insurances as the Facility Agent may from time to time reasonably request.

8.5.2 **Independent report**: The Facility Agent shall commission an independent firm of insurance consultants to review and report upon the adequacy of the Insurances to be effected and maintained in accordance with clause 8.5.1(a). The Borrowers undertake to procure that the Lessee shall provide or cause the primary insurer or Approved Broker or association manager, as the case may be, to provide all the policies of insurance, rules book of association and any other documents which will be necessary to the Facility Agent and their insurance consultant upon reasonable request by the Facility Agent.

The Facility Agent shall commission such reviews and reports to coincide with the delivery of a Ship (in satisfaction of the condition precedent in item 8 of Part 4 of Schedule 4), for each new policy year and at any other time if there is any change in the Insurances or, in the opinion of the Facility Agency, a change in insurance market practice.

The cost of each review and report will be borne by the Borrowers and shall (to the extent not paid by way of a remittance from the Operating Account) be payable by the Borrowers to the Facility Agent promptly following receipt by the Borrowers of an invoice from the Facility Agent evidencing such costs.

8.5.3 **Additional perils insurances**: In addition to the Insurances covenanted by the Borrowers to be effected and maintained by the Lessee under clause 8.5.1(a), the Facility Agent shall (if so instructed by the Majority Lenders) effect and maintain from the Delivery Date of each Ship, throughout the Security Period:

(a) mortgagee's interest insurance covering all Mortgaged Ships; and

(b) mortgagee's additional perils (pollution) cover.

These insurances shall be (i) for the exclusive account of the Security Trustee (acting on behalf and for the account of the Lenders), (ii) placed by the Security Trustee through its own appointed insurance broker and (iii) be on terms, conditions and insured amounts (being, in respect of each applicable Mortgaged Ship, equivalent to one hundred and ten per cent. (110%) of the relevant Ship Tranche) acceptable from time to time to the Facility Agent. The cost of these insurances will be borne by the Borrowers and shall (to the extent not payable by way of a remittance from the Operating Account) be payable by the Borrowers to the Facility Agent promptly following receipt by the Borrowers of an invoice from the Facility Agent evidencing such premium costs.

8.5.4 **Additional covenants in relation to Insurances:**

Each of the Borrowers hereby covenants with each of the Finance Parties and undertakes throughout the Security Period that it will procure that the Lessee will:

(a) **Fleet liens, set-off andcancellation**: procure, if any of the insurances referred to in clause 8.5.1 form part of a fleet cover, that the Approved Brokers shall (if so required by the Facility Agent) undertake to the Facility Agent (for the benefit of the Finance Parties) that they shall neither set off against any claims in respect of any Mortgaged Ship any premiums due in respect of other vessels under such fleet cover or any premiums due for other insurances, nor cancel the insurance for reason of non-payment of premiums for other vessels under such fleet cover or of premiums for such other insurances, and shall undertake to issue a separate policy in respect of each Mortgaged Ship;

(b) **Payment of premiumsand calls**: punctually pay all premiums, calls, contributions or other sums payable in respect of all such insurances and produce all relevant receipts or other evidence of payment when so required by the Facility Agent;

(c) **Guarantees**: arrange for the execution and delivery of such guarantees or indemnities as may from time to time be required by any protection and indemnity or war risks association;

(d) **Extent of cover and exclusions**: take all necessary action and comply with all requirements which may from time to time be applicable to the Insurances (including, without limitation, the making of all requisite declarations within any prescribed time limits and the payment of any additional premiums or calls) so as to ensure that the Insurances are not made subject to any exclusions or qualifications to which the Facility Agent has not given its prior written consent and are otherwise maintained on terms and conditions from time to time approved in writing by the Facility Agent;

(e) **Collection of claims**: do all things necessary and provide all documents, evidence and information to enable the Facility Agent to collect or recover any moneys which shall at any time become due in respect of the Insurances; and

(f) **Further insurance assignments**: not permit the insurances referred to in clause 8.5.1(a) to be effected in the name of any person (other than the Lessor, the Lessee, the Security Trustee and/or the other Finance Parties) unless such person has to the satisfaction of the Facility Agent executed a first priority assignment in favour of the Security Trustee of such person's interest in the Insurances of such Mortgaged Ship on similar terms (mutatis mutandis) to the assignment by the Lessee in the relevant Lessee Assignment.

8.6 Ship Covenants - post delivery

Each of the Borrowers hereby covenants with each of the Finance Parties and undertakes with effect from the Delivery Date of each Ship and thereafter throughout the Security Period (other than in relation to clause 8.6.14 which shall also apply during the period prior to the Delivery Date of each Ship) that it will or will procure that the Lessee or another person will:

8.6.1 Ship's name and registration, mortgage registration:

(a) give prompt notice to the Facility Agent upon any change of the name of any Mortgaged Ship;

(b) keep each Mortgaged Ship registered under the laws of its Flag State at the relevant Registry;

(c) not do or suffer to be done anything, or omit to do anything the doing or omission of which could or might result in such registration being forfeited or imperilled or which could or might result in a Mortgaged Ship being required to be registered otherwise than under the laws of its Flag State at the relevant Registry;

(d) not register any Mortgaged Ship or permit its registration under any other flag or at any other port without the prior written consent of the Facility Agent (acting on the instructions of the Majority Lenders);

(e) if the said registration of a Mortgaged Ship is provisional or for a limited period, procure the permanent registration of the Mortgaged Ship or renew the registration of such Ship at least forty-five (45) days prior to the expiry of such registration and provide evidence of such permanent registration or renewal to the Facility Agent at least thirty (30) days prior to such expiry;

(f) if the registration of the Mortgage on the Mortgaged Ship is provisional or for a limited period procure the permanent registration of the Mortgage as soon as practicable following such provisional or initial registration and in any event at least forty-five (45) days prior to the expiry of such registration and provide evidence of such permanent registration or renewal to the Facility Agent at least thirty (30) days prior to such expiry;

8.6.2 **Repair**: keep each Mortgaged Ship in a good and efficient state of repair and in compliance with the requirements of the relevant Time Charter and procure that all repairs to or replacement of any damaged, worn or lost parts or equipment are effected in such manner (both as regards workmanship and quality of materials) as not to diminish the value of such Mortgaged Ship;

8.6.3 **Modification; removal of parts; equipment owned by third parties**: not without the prior written consent of the Facility Agent (acting on the instructions of the Majority Lenders) suffer any other person to:

(a) make any modification to any Mortgaged Ship in consequence of which her structure, type or performance characteristics could or might be materially altered or her value materially reduced; or

(b) remove any material part of any Mortgaged Ship or any equipment the value of which is such that its removal from such Mortgaged Ship would materially reduce the value of such Mortgaged Ship without replacing the same with equivalent parts or equipment which are owned by the Lessor or the Lessee free from Encumbrances; or

(c) install on any Mortgaged Ship any equipment owned by a third party which cannot be removed without causing damage to the structure or fabric of such Mortgaged Ship,

except where such modifications are required by the terms of the relevant Time Charter, in which case the Borrowers shall only be obliged to notify the Facility Agent and shall not be obliged to obtain the Facility Agent's prior written consent;

8.6.4 **Maintenance of class; compliance with regulations**: at all times after Delivery keep each Mortgaged Ship in class and maintain the relevant Classification as the class of each Mortgaged Ship free of all overdue recommendations and comply with and ensure that each Mortgaged Ship at all times complies with all regulations and requirements (statutory or otherwise) from time to time applicable to vessels registered under the laws of its Flag State or otherwise applicable to such Mortgaged Ship;

8.6.5 **Surveys**: submit each Mortgaged Ship to continuous surveys and such periodical or other surveys as may be required for classification purposes and, if so requested by the Facility Agent or if the survey report relates to or recommends or requires repairs and/or other work the cost of which will or is likely to exceed the Casualty Amount, supply to the Facility Agent copies of all survey reports issued in respect thereof;

8.6.6 **Inspection**: ensure that the Facility Agent, by surveyors or other persons appointed by it for such purpose, may board any Mortgaged Ship at all reasonable times without interfering with the operation of such Mortgaged Ship for the purpose of inspecting her and to afford all proper facilities for such inspections;

8.6.7 **Prevention of and release from arrest**: promptly in accordance with good ship owning practice pay and discharge all debts, damages, liabilities and outgoings whatsoever which have given or may give rise to maritime, statutory or possessory liens on, or claims enforceable against, each Mortgaged Ship, her Earnings or Insurances or any part thereof and, in the event of a writ or libel being filed against any Mortgaged Ship, her Earnings or Insurances or any part thereof, or of any of the same being arrested, attached or levied upon pursuant to legal process or purported legal process or in the event of detention of any Mortgaged Ship in exercise or purported exercise of any such lien or claim as aforesaid, procure the release of such Mortgaged Ship, her Earnings and Insurances from such arrest, detention attachment or levy or, as the case may be, the discharge of the writ or libel forthwith upon receiving notice thereof by providing bail or procuring the provision of security or otherwise as the circumstances may require;

8.6.8 **Employment**:

    (a) subject to the requirements of the Time Charters, not knowingly employ any Mortgaged Ship or permit her employment in any manner, trade or business which is forbidden by international law, or which is unlawful or illicit under the law of any relevant jurisdiction, or in carrying illicit or prohibited goods, or in any manner whatsoever which may render her liable to condemnation in a prize court, or to destruction, seizure, confiscation, penalty or sanctions; and

    (b) in the event of hostilities in any part of the world (whether war be declared or not), not employ any Mortgaged Ship or permit her employment in carrying any contraband goods, or enter or trade to or to continue to trade in any zone which has been declared a war zone by any Government Entity or by the relevant Mortgaged Ship's war risks insurers unless the relevant Mortgaged Ship remains held covered while in that zone whether by insurance then available commercially (by which is meant available from a leading international insurer) or under a relevant government programme (by which is meant an insurance or an indemnity programme on terms acceptable to the Lenders, having regard to the insurance requirements set forth in clause 8.5 of the State of Qatar, any member of the European Union and/or the United States or any other country approved by the Lenders);

8.6.9 **Information**: promptly furnish the Facility Agent with all such information as it may from time to time reasonably require regarding each Mortgaged Ship, her Insurances, her employment, position and engagements, particulars of all towages and salvages, and copies of all charters and other contracts for her employment entered into by the Lessee, or otherwise howsoever concerning her;

8.6.10 **Notification of certain events**: notify the Facility Agent immediately of:

    (a) any damage to any Mortgaged Ship requiring repairs the cost of which will or might exceed the Casualty Amount;

    (b) any occurrence in consequence of which any Mortgaged Ship has or may become a Total Loss;

    (c) any requisition of any Mortgaged Ship for hire;

(d) any requirement or recommendation made in relation to any Mortgaged Ship by any insurer or its Classification Society or by any competent authority which cannot or is not complied with in accordance with its terms;

(e) any arrest or detention of any Mortgaged Ship or any exercise or purported exercise of a lien or other claim on such Ship or her Earnings or Insurances or any part thereof;

(f) the occurrence of any material Environmental Claim against the Lessor, the Lessee, any Mortgaged Ship or any incident, event or circumstances which may give rise to any such Environmental Claim or a Default;

(g) the occurrence of any period of off-hire in excess of ten (10) days or unscheduled dry-docking in respect of any Mortgaged Ship;

(h) the occurrence of any default by the Time Charterer under any of the Time Charters, including any event of non-payment of charterhire under any Time Charter;

(i) the occurrence of any force majeure event under clause 22 of any of the Time Charters which has been occurring for thirty (30) days or more and the exercise by the Time Charterer of its right to cancel any relevant Time Charter pursuant to such clause 22 of any such Time Charter; and

(j) the exercise by the Time Charterer of its optional cancellation rights under clause 2d of any of the Time Charters and/or its option to purchase a Ship under clause 30 of any relevant Time Charter and/or its option to bareboat charter a Ship under clause 31 of any relevant Time Charter;

8.6.11 Payment of outgoings and evidence of payments: promptly pay all tolls, dues and other outgoings whatsoever in respect of each Mortgaged Ship and her Earnings and Insurances and keep proper books of account in respect of each Mortgaged Ship and her Earnings and, as and when the Facility Agent may so require, make such books available for inspection on behalf of the Facility Agent, and furnish satisfactory evidence that the wages and allotments and the insurance and pension contributions of the Master and crew are being promptly and regularly paid and that all deductions from crew's wages in respect of any applicable tax liability are being properly accounted for and that the Master has no claim for disbursements other than those incurred by him in the ordinary course of trading on the voyage then in progress;

8.6.12 Encumbrances: not without the prior written consent of the Facility Agent acting on the instructions of all of the Lenders (and then only subject to such conditions as the Facility Agent may impose in accordance with such instructions) create or purport or agree to create or permit to arise or subsist any Encumbrance (other than Permitted Encumbrances) over or in respect of any Ship, any share or interest therein, the Insurances, the Earnings or in any other assets, contracts, accounts or revenues that are subject to (or that will, on the execution thereof, be subject to) the provisions of this Agreement or any of the other Security Documents;

8.6.13 Sale or other disposal: not without the prior written consent of the Facility Agent acting on the instructions of the Majority Lenders (and then only subject to such conditions as the Facility Agent may impose in accordance with such instructions) sell, agree to sell or request or require the Lessor to sell, transfer, assign, abandon or otherwise dispose of any Ship or any share or interest therein or any Shipbuilding Contract (other than, for the avoidance of doubt, to the Time Charterer in accordance with the terms of the relevant Time Charter) if the proceeds of sale of such Ship or disposal, assignment or transfer of such Shipbuilding Contract, if applied in accordance with the relevant Proceeds Deed, would or may be insufficient to enable the Borrowers to comply with their obligations under clause 4.4 and to meet any expenses incurred by the Borrowers or the Finance Parties in connection with such disposal upon the disposal of such Ship or such Shipbuilding Contract and the Borrowers will not have other funds available to them to enable them to comply with such obligations upon completion of the disposal of such Ship or such Shipbuilding Contract;

8.6.14 Chartering:

    (a) unless required by the Time Charterer pursuant to clause 31 of any Time Charter and save to the extent agreed by the Lenders under clause 4.5, not without the prior written consent of the Facility Agent (to be given with the prior approval of the Majority Lenders) and, if such consent is given, only subject to such conditions as the Facility Agent may impose, let any Mortgaged Ship on demise charter for any period; and

    (b) save for the Time Charters, not without the prior written consent of the Facility Agent (to be given with the prior approval of the Majority Lenders which approval shall not be unreasonably withheld) and, if such consent is given, only subject to such conditions as the Facility Agent may impose:

        (i) let any Mortgaged Ship by any time or consecutive voyage charter for a term which exceeds or which by virtue of any optional extensions therein contained may exceed twelve (12) months' duration;

        (ii) de-activate or lay up any Mortgaged Ship other than when required to do so by the Time Charterer in accordance with the relevant Time Charter;

        (iii) let any Mortgaged Ship other than on arms' length terms.

8.6.15 Sharing of Earnings: save as contemplated in the Proceeds Deeds, not without the prior written consent of the Facility Agent acting on the instructions of the Majority Lenders (and then only subject to such conditions as the Facility Agent may impose in accordance with such instructions) to enter into any agreement or arrangement whereby the Earnings of any Mortgaged Ship may be shared with any other person;

8.6.16 Payment of Earnings: procure that the Earnings in respect of the Time Charter of any Mortgaged Ship are at all times paid either to the Operating Account or, upon the occurrence of an Event of Default which is unwaived and continuing, the Collection Account and that any Earnings in respect of the Time Charter of any Mortgaged Ship which are so payable and which are in the hands of the Lessee's brokers or agents are duly accounted for and paid over to the Facility Agent (for credit to the Operating Account or, as the case may be, the Collection Account) forthwith on demand;

8.6.17 Repairers' liens: not without the prior written consent of the Facility Agent (acting on the instructions of the Majority Lenders) put any Mortgaged Ship into the possession of any person for the purpose of work being done upon her unless either:

    (a) such person shall first have given to the Facility Agent in terms satisfactory to it, a written undertaking not to exercise any lien on the relevant Mortgaged Ship or her Earnings for the cost of such work or otherwise; or

    (b) any such lien of such person would be a Permitted Lien;

8.6.18 **Technical management of a Mortgaged Ship**: not sub-contract the technical management of a Mortgaged Ship or allow the technical management of the Ship to be sub-contracted to any person who is not a member of the Teekay Guarantor Group without the prior written consent of the Facility Agent (given with the approval of the Majority Lenders) which consent may be given subject to such conditions as the Facility Agent may reasonably require including the execution by the proposed manager of a Manager's Undertaking confirming that the rights of such manager will be subordinate to those of the Finance Parties under the Security Documents, provided that the sub-contracting of the provision of a specific service to a person or persons who is not a member of the Teekay Guarantor Group and whose remuneration when aggregated with any other such sub-contracting to such other persons, is less than $1,500,000 per annum (escalating at three point five per cent (3.5%) per annum for each calendar year from and including 2005), shall not require such consent;

8.6.19 **Notice of Mortgage**: place and at all times and places retain a properly certified copy of the relevant Mortgage (which shall form part of the relevant Mortgaged Ship's documents) on board each Mortgaged Ship with her papers and place and keep prominently displayed in the navigation room and in the Master's cabin of each Mortgaged Ship a framed printed notice in plain type reading as follows:

"NOTICE OF MORTGAGE

This Ship is subject to a first priority mortgage in favour of [**here insert name of mortgagee(s)**] of [**here insert address of mortgagee(s)**] who has transferred such mortgage to [**here insert name of transferee(s)**] of [**here insert address of transferee(s)**]. Under the said mortgage, neither [**here insert name of Lessor and Lessee**] nor any charterer nor the Master of this Ship has any right, power or authority to create, incur or permit to be imposed upon this Ship any commitments or encumbrances whatsoever other than for crew's wages and salvage.";

8.6.20 **Notice of Mortgagefollowing Interim Disposition**: following an Interim Disposition, place and at all times and places retain a properly certified copy of the relevant Standby Mortgage (which shall form part of the relevant Mortgaged Ship's documents) on board each Mortgaged Ship with her papers and place and keep prominently displayed in the navigation room and in the Master's cabin of each Mortgaged Ship a framed printed notice in plain type reading as follows:

"NOTICE OF MORTGAGE

The Ship is subject to a first priority mortgage and security deed in favour of [**here insert name of mortgage(s)**] of [**here insert address of mortgagee (s)**]. Under the said mortgage and security deed, neither *[here insert name of Standby Purchaser and Lessee]* nor any charterer nor the Master of this Ship has any right, power of authority to create, incur or permit to be imposed upon this Ship any commitments or encumbrances whatsoever other than for crew's wages and salvage.";

8.6.21 **Conveyance on default**: where a Mortgaged Ship is (or is to be) sold in exercise of any power contained in the relevant Mortgage or, as applicable, Standby Mortgage or otherwise conferred on the Security Trustee, procure, forthwith upon request by the Security Trustee, that such form of conveyance of such Mortgaged Ship as the Security Trustee may require is executed;

8.6.22 **Anti-drug abuse**: without prejudice to clause 8.6.23, take all necessary and proper precautions to prevent any infringements of the Anti-Drug Abuse Act of 1986 of the United States of America or any similar legislation applicable to any Mortgaged Ship in any jurisdiction in or to which any Mortgaged Ship shall be employed or located or trade or which may otherwise be applicable to any Mortgaged Ship and/or the Lessees;

8.6.23 Compliance with Laws: to comply in all material respects with all laws (including Environmental Laws) applicable to it and/or its Mortgaged Ship including, without limitation, requirements relating to manning and establishment of financial responsibility and to obtain and comply with all Environmental Approvals applicable to its and/or its Mortgaged Ship; and

8.6.24 Retention Account; Minimum Cash Balance: procure that on or before 31 December 2010 an amount of not less than three million Dollars ($3,000,000) is deposited to the Retention Account with the intent that following 31 December 2010 the Retention Account must at all times during the Security Period have a minimum balance of not less than three million Dollars ($3,000,000) or, if the following paragraph is applicable, six million Dollars ($6,000,000). In addition, the Borrowers shall also procure that the Retention Account Pledge is executed in favour of the Security Trustee on or before 31 December 2010 and that the Facility Agent shall have been provided on or before such date with such conditions precedent relating to the Retention Account Pledge as the Facility Agent may reasonably require (and which will be of a similar type to those conditions precedent referred to in clause 9.1 and parts 1 and 3 of Schedule 4 as the Facility Agent shall have previously received in respect of the Account Pledge).

In addition, if at any time prior to 31 December 2010 the Lenders, acting reasonably and in good faith and based on their independent assessment of the financial condition of the Guarantors, believe that a further retention in the Retention Account is required then the Agent shall notify the Borrowers and the Guarantors in writing and on or prior to 31 December 2010 or, if later, within thirty (30) days of receipt of such notice, the Borrowers shall procure that the minimum balance standing to the credit of the Retention Account shall be not less than six million Dollars ($6,000,000).

As an alternative to depositing the required amounts referred to above in the Retention Account, the Borrowers shall be entitled to procure that a letter of credit is issued in favour of the Security Trustee from a bank or financial institution acceptable to the Lenders, for a principal amount equal to the minimum balance that would otherwise be required to be retained on the Retention Account in accordance with the above provisions, for a duration at least equal to the Security Period (or for shorter periods but with an obligation on the part of the Borrowers to renew an existing letter of credit not later than thirty (30) days prior to the expiry of that existing letter of credit) and otherwise on terms acceptable to the Security Trustee (acting on the instructions of the Majority Lenders). If the Borrowers decide to exercise this entitlement the Borrowers and the Lenders shall agree such changes, if any, to this Agreement as may be necessary to reflect the basis upon which any such letter of credit is provided.

If the Time Charterer should exercise its rights under clause 31 of the Time Charter in respect of any or all the Ships and, at that time, no Event of Default (other than an Event of Default relating to the Time Charters referred to in clause 10.1.24) has occurred and is continuing unremedied or unwaived the Lenders shall, at the request and cost of the Borrowers, agree such modifications to the provisions of this clause 8.6 during the period of any bareboat charter of the relevant Ship or Ships pursuant to the said clause 31 as the Lenders, acting in good faith, consider appropriate to reflect (a) the terms upon which the Time Charterer shall bareboat charter the relevant Ship or Ships in consequence of the exercise of the Time Charterer's rights under the said clause 31 and (b) the obligations under the provisions of this clause 8.6 which are still capable of being performed by the Borrowers and/or the Lessee, having regard to the existence of the bareboat charter in respect of the relevant Ship or Ships (and to the extent that the obligations of the Borrowers and/or the Lessee under this clause 8.6 are not so capable of being performed by the Borrowers and/or the Lessee, the Borrowers and/or the Lessee shall be released from the performance of those obligations during the period of any bareboat charter of the relevant Ship or Ships pursuant to the said clause 31 but shall otherwise comply with the provisions of this clause 8.6 to the extent agreed by the Lenders by such modifications).

9 Conditions

9.1 Documents and evidence

The obligation of each Lender to make its Commitment available shall be subject to the condition that:

9.1.1 the Facility Agent, or its duly authorised representative, shall have received, not later than two (2) Banking Days before the day on which the Drawdown Notice is given in respect of the First Advance, the documents and evidence specified in Part 1 of Schedule 4 in form and substance satisfactory to the Facility Agent;

9.1.2 the Facility Agent, or its duly authorised representative, shall have received prior to the Drawdown Date of each Advance (other than a Delivery Advance), the documents and evidence specified in Part 2 of Schedule 4 in form and substance satisfactory to the Facility Agent;

9.1.3 the Facility Agent, or its duly authorised representative, shall have received, prior to the Drawdown Date of each Delivery Advance, the documents and evidence specified in Part 3 of Schedule 4 in form and substance satisfactory to the Facility Agent; and

9.1.4 the Facility Agent, or its duly authorised representative, shall have received, on or prior to the Delivery Date of any Ship, the documents and evidence specified in Part 4 of Schedule 4 in form and substance satisfactory to the Facility Agent.

9.2 General conditions precedent

The obligation of each Lender to contribute to any Advance shall be subject to the further conditions that, at the time of the giving of each Drawdown Notice and on each Drawdown Date:

9.2.1 the representations and warranties contained in clauses 7.1 and 7.2 and clauses 4.1 and 4.2 of the Teekay Guarantee (and so that the representation and warranty in clause 4.1.6 of the Teekay Guarantee shall for this purpose refer to the then latest audited financial statements delivered to the Security Trustee under clause 5.1.4 of the Teekay Guarantee), clauses 4.1 and 4.2 of the QGTC Guarantee (and so that the representation and warranty in clause 4.1.6 of the QGTC Guarantee shall for this purpose refer to the then latest audited financial statements delivered to the Security Trustee under clause 5.1.4 of the QGTC Guarantee) and clauses 2.1 and 2.2 of the Lessee Assignments are true and correct on and as of each such time as if each was made with respect to the facts and circumstances existing at such time; and

9.2.2 no material adverse change (as described in clause 10.1.17) and no other Default shall have occurred and be continuing or would result from the making of such Advance; and

9.2.3 in respect of the Ship to which an Advance relates, no event of the type referred to in clause 4.3.5 has occurred.

9.3 Waiver of conditions precedent

The conditions specified in this clause 9 are inserted solely for the benefit of the Lenders and may be waived on their behalf in whole or in part and with or without conditions by the Facility Agent acting on the instructions of the Majority Lenders (or in the case of any waiver in relation to the execution of any of the Security Documents, all the Lenders) in respect of the first or any other Advance without prejudicing the right of the Facility Agent acting on such instructions to require fulfilment of such conditions in whole or in part in respect of any other Advance.

9.4 Further conditions precedent

If the Facility Agent reasonably believes that there has been a change in law that adversely affects the status of any of the Security Parties, the Lessor or any Finance Party, the security intended to be created by the Security Documents or the delivery or registration of a Ship, then, not later than five (5) Banking Days prior to each Drawdown Date and to each Interest Payment Date, the Facility Agent acting on the instructions of the Majority Lenders (or in the case of any waiver in relation to the Mortgages, all the Lenders) may request and the Borrowers shall, not later than two (2) Banking Days prior to such date, deliver to the Facility Agent on such request further favourable certificates and/or opinions as to any or all of the matters which are the subject of clauses 7, 8, 9, and 10.

9.5 Notification

The Facility Agent shall notify the Lenders and the Borrowers promptly upon receipt by it of the documents and evidence referred to in clause 9.1 in form and substance satisfactory to it and shall, if so requested, provide copies of such documents and evidence to KEXIM.

10 Events of Default

10.1 Events

There shall be an Event of Default if:

10.1.1 Non-payment: any Security Party fails to pay:

(a) any amount of principal or interest due from it under this Agreement at the time, in the currency and in the manner stipulated herein unless (i) its failure to pay is caused by administrative or technical error and (ii) payment is made within three (3) Banking Days of its due date; or

(b) any other amount due from it under any of the Security Documents and such failure continues unremedied after five (5) Banking Days from its due date (which shall include payments expressed to be payable within a particular time period of demand under the term of the Security Documents), or in the case of sums payable on demand, ten (10) Banking Days after such demand has been duly made on such Security Party; or

10.1.2 Breach of Insurance and certain other obligations: (a) any Security Party fails to obtain and/or maintain the Insurances (in accordance with the requirements of clause 8.5) or (b) if any insurer in respect of such Insurances cancels the Insurances or disclaims liability by reason, in either case, of mis-statement in any proposal for the Insurances or for any other failure or default on the part of any Security Party or any other person or (c) the Borrowers commit any breach of, or omit to observe any of, the obligations or undertakings expressed to be assumed by them under clause 8.2, 8.3, 8.5 or 8.6.24 or (d) the Teekay Guarantor commits any breach of clause 5.3 (Financial undertakings) of the Teekay Guarantee; or

10.1.3 **Breach of other obligations**: any Security Party commits any breach of or omits to observe any of its obligations or undertakings expressed to be assumed by it under any of the Security Documents (other than those referred to in clause 10.1.1 and 10.1.2 above) and, in respect of any such breach or omission which in the opinion of the Majority Lenders is capable of remedy, such action as the Facility Agent may require shall not have been taken within thirty (30) days of the Facility Agent notifying the relevant Security Party of such default and of such required action; or

10.1.4 **Misrepresentation**: any representation or warranty (which the Majority Lenders in their reasonable opinion consider material) made or deemed to be made or repeated by or in respect of any Security Party in or pursuant to any of the Security Documents or in any notice, certificate or statement referred to in or delivered under any of the Security Documents is or proves to have been incorrect or misleading in any material respect; or

10.1.5 **Cross-default**: at any time, the aggregate of the following amounts at such time exceeds one million Dollars ($1,000,000) in aggregate in relation to the Borrowers taken together or fifty million Dollars ($50,000,000) in aggregate in relation to all the members of each Guarantor Group taken together:

    (a) any Borrowed Money of any Security Party or any other member of either Guarantor Group that is not paid when due and remains unpaid;

    (b) any Borrowed Money of any Security Party or other member of either Guarantor Group that has become (whether by declaration or automatically in accordance with the relevant agreement or instrument constituting the same) due and payable prior to the date when it would otherwise have become due (unless as a result of the exercise by such Security Party or such other member of either Guarantor Group of a voluntary right of prepayment or upon a mandatory prepayment not constituting or arising out of an event of default);

    (c) any facility or commitment available to any Security Party or any other member of either Guarantor Group relating to Borrowed Money that has been withdrawn, suspended or cancelled by reason of any default (however described) of the person concerned (unless such Security Party or such other member of either Guarantor Group shall have satisfied the Majority Lenders that such withdrawal, suspension or cancellation will not affect or prejudice in any way such Security Party's ability or the ability of such other member of either Guarantor Group to pay its debts as they fall due and fund its commitments, or any guarantee given by such Security Party or such other member of either Guarantor Group);

    (d) any amounts demanded of, but not paid when due and remaining unpaid by any Security Party or any other member of either Guarantor Group under any guarantee in respect of Borrowed Money; or

10.1.6 **Legal process**: any judgement or order made against any Security Party is not stayed or complied with within fifteen (15) days or a creditor attaches or takes possession of, or a distress, execution, sequestration or other process is levied or enforced upon or sued out against, any of the undertakings, assets, rights or revenues of any Security Party and is not discharged within thirty (30) days, in each case in an aggregate amount equal to or exceeding fifty million Dollars ($50,000,000); or

10.1.7 **Insolvency**: any Security Party is unable or admits inability to pay its debts as they fall due, suspends making payments on any of its debts or announces an intention to do so, becomes insolvent, has consolidated assets the value of which is less than the value of its consolidated liabilities (taking into account contingent liabilities) or suffers the declaration of a moratorium in respect of any of its indebtedness; or

10.1.8 **Reduction or loss of capital**: a meeting is convened by any Security Party for the purpose of passing any resolution to purchase, reduce or redeem any of its share capital, other than in the case of the Teekay Guarantor, in respect of any arrangement for the repurchase by the Teekay Guarantor of shares of the Teekay Guarantor;

10.1.9 **Insolvency proceedings**: except as provided below, any of the following occurs in respect of any Security Party:

    (a) any step is taken with a view to a moratorium or to a composition, compromise, assignment or similar arrangement with any of its creditors with a view to the general readjustment or rescheduling of all or part of its indebtedness; or

    (b) a meeting of its shareholders, directors or other officers is convened for the purpose of considering any resolution to petition for or file documents with a court for its winding-up, administration or dissolution (unless in any case it is solvent) or any such resolution is passed; or

    (c) any person presents a petition, or files documents with a court for its winding-up, administration or dissolution; or

    (d) an order for its winding-up, administration or dissolution is made; or

    (e) any liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or similar official is appointed in respect of it or any of its assets; or

    (f) its directors, shareholders or other officers request the appointment of, or give notice of their intention to appoint a liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or similar officer; or

    (g) any other analogous step or procedure is taken in any Relevant Jurisdiction,

provided that this clause 10.1.9 shall not apply to a frivolous or vexatious petition for winding-up presented by a creditor which is being contested in good faith with due diligence and by appropriate proceedings and is discharged or struck out within fourteen (14) days of the making of such petition; or

10.1.10 **Analogous proceedings**: there occurs, in relation to any Security Party in any country or territory in which any of them carries on business or to the jurisdiction of whose courts any part of their assets is subject, any event which, in the reasonable opinion of the Facility Agent, appears in that country or territory to correspond with, or have an effect equivalent or similar to, any of those mentioned in clause 10.1.6, 10.1.7 or 10.1.9; or

10.1.11 Cessation of business: any Security Party suspends or ceases or threatens to suspend or cease to carry on its business; or

10.1.12 Seizure: save to the extent that such event constitutes a Total Loss of a Ship, all or a material part of the undertaking, assets, rights or revenues of, or shares or other ownership interests in, any Security Party are seized, nationalised, expropriated or compulsorily acquired by or under the authority of any government (other than in circumstances referred to in clause 10.1.25); or

10.1.13 Invalidity: any of the material terms of any of the Security Documents shall at any time and for any reason, whether in whole or part, become invalid or unenforceable or otherwise cease to remain in full force and effect unless the Facility Agent, acting reasonably, believes such invalidity or enforceability is capable of being remedied or mitigated and such invalidity or unenforceability is not remedied or mitigated to the satisfaction of the Facility Agent within thirty (30) days after it has given notice thereof to the Borrowers, or if the validity or enforceability of any of the Security Documents shall at any time and for any reason be contested by any Security Party or if any Security Party shall deny that it has any, or any further, liability thereunder; or

10.1.14 Unlawfulness: it becomes impossible or unlawful at any time for any Security Party to fulfil any of the material covenants and obligations expressed to be assumed by it in any of the Security Documents or for any of the Finance Parties to exercise the rights or any of them vested in it under any of the Security Documents or otherwise unless the Facility Agent, acting reasonably, believes such impossibility or illegality is capable of being remedied or mitigated, and such impossibility or illegality is not remedied or mitigated to the satisfaction of the Facility Agent within thirty (30) days after it has given notice thereof to the Borrowers; or

10.1.15 Repudiation: any Security Party repudiates any of the Security Documents or does or causes or permits to be done any act or thing evidencing an intention to repudiate any of the Security Documents; or

10.1.16 Encumbrances enforceable: other than an arrest of a Ship to which the provisions of clause 10.1.25 apply, any Encumbrance (other than Permitted Liens) in respect of any of the property (or part thereof) which is the subject of any of the Security Documents becomes enforceable unless the Borrowers are taking appropriate steps to remove and/or discharge that Encumbrance and such Encumbrance is removed and/or discharged within thirty (30) days thereafter; or

10.1.17 Material adverse change: there occurs, in the reasonable opinion of the Majority Lenders, (a) a material adverse change in the financial condition of any Security Party by reference to the financial statements referred to in clause 4.1.6 of the Teekay Guarantee or (b) an event or circumstance which is likely materially and adversely to affect either (i) the ability of any Security Party to perform all or any of its obligations under, or otherwise to comply with the terms of any of, the Security Documents or the Time Charters or (ii) the security created by any of the Security Documents; or

10.1.18 Unrest: the Flag State of any Mortgaged Ship or any Relevant Jurisdiction becomes involved in hostilities or civil war or there is a seizure of power in the Flag State or any Relevant Jurisdiction by unconstitutional means if, in any such case, such event could in the reasonable opinion of the Facility Agent reasonably be expected to have a material adverse effect on the security created by any of the Security Documents and, within thirty (30) days of notice from Facility Agent to do so, the Security Parties have not taken all such action as the Facility Agent may require to ensure that such circumstances will not have such an effect; or

10.1.19 **Environment**: any Security Party fails to comply with any Environmental Law or any Environmental Approval or any of the Mortgaged Ships or any other Relevant Ship is involved in any incident which gives rise or may give rise to an Environmental Claim if, in any such case, such non-compliance or incident or the consequences thereof could, in the opinion of the Majority Lenders, reasonably be expected to have a Material Adverse Effect; or

10.1.20 **P&I**: the Lessee or any other person fails or omits to comply with any requirements of the protection and indemnity association or other insurer with which any of the Ships is entered for insurance or insured against protection and indemnity risks (including oil pollution risks) to the effect that any cover relative to any of the Ships (including, without limitation, any cover in respect of liability for Environmental Claims arising in jurisdictions where any such Ship operates or trades) is or may be liable to cancellation, qualification or exclusion at any time; or

10.1.21 **Licenses etc.**: any license, authorisation, consent or approval at any time necessary to enable any Security Party to comply with its obligations under the Security Documents or to enable the operation of any of the Mortgaged Ships is revoked or withheld or modified or is otherwise not granted or fails to remain in full force and effect or if any exchange control or other law or regulation shall exist which would make any transaction under the Security Documents, or the continuation thereof, unlawful or would prevent the performance by any Security Party of any term of the Security Documents; or

10.1.22 **Change of Control**: there is a change in control of any Security Party other than QGTC (whether or not by reference to a change in the majority ownership of shares in such Security Party or by reference to a change in the composition of the board of directors or equivalent management body of such Security Party) without the prior written consent of the Facility Agent (acting on the instructions of the Majority Lenders), provided that so long as the Teekay Guarantor continues to have:

    (a) legally or beneficially and either directly or indirectly more than fifty per cent. (50%) of the entire issued share capital of a Security Party other than QGTC; or

    (b) the right or ability to control, either directly or indirectly, the affairs, or the composition of the board of directors (or equivalent of it), of such Security Party other than QGTC;

there shall not have occurred any change of control in such Security Party; or

10.1.23 **Termination of Time Charters**: any of the Time Charters are terminated or cancelled or the chartering of the relevant Ship thereunder is terminated for any reason other than any expiry or termination arising by effluxion of time or any termination or cancellation which would give rise to a mandatory prepayment event under clause 4; or

10.1.24 **Default under the Time Charters**: any Security Party fails to perform or observe any of the covenants, conditions, agreements and stipulations on its part contained in any of the Time Charters and, if such default is capable of remedy, shall have failed to remedy such a default within the period of thirty (30) days after notice in writing of that default has been received by the relevant Security Party from the other party to such Time Charter; or

10.1.25 **Arrest**: any of the Mortgaged Ships is arrested, confiscated, seized, taken in execution, impounded, forfeited, detained in exercise or purported exercise of any possessory lien or other claim or otherwise taken from the possession of the Lessee (other than in the circumstances referred to in clause 10.1.12) and such Mortgaged Ship is not released by the date falling thirty (30) days after such arrest or, if earlier, the date upon which an application for sale of that Mortgaged Ship is to be heard or the Majority Lenders otherwise reasonably consider that there is an imminent risk of sale of that Mortgaged Ship; or

10.1.26 Flag State: the registration of any of the Mortgaged Ships or any of the Mortgages under the laws and flag of the Flag State is cancelled or terminated without the prior written consent of the Majority Lenders; or

10.1.27 Lease termination: there occurs a Lease Event of Default under any of the Leases and thereafter by reason of such Lease Event of Default, the Lessor terminates either (a) its obligation to acquire and lease the Ship in relation to the relevant Lease or (b) the leasing of the Ship under the relevant Lease.

The provisions of clauses 10.1.5 to 10.1.10 inclusive are, in relation to the Teekay Guarantor and QGTC, subject to the provisions of clause 10.4.

10.2 Acceleration

The Facility Agent may and if so requested by the Majority Lenders shall, (without prejudice to any other rights of the Lenders), at any time after the happening of an Event of Default by notice to the Borrowers declare that:

10.2.1 the obligation of each Lender to make its Commitment available shall be terminated, whereupon the Total Commitments shall be reduced to zero forthwith; and/or

10.2.2 the Loan and all interest and commitment commission accrued and all other sums payable under the Security Documents have become due and payable, whereupon the same shall, immediately or in accordance with the terms of such notice, become due and payable.

10.3 Demand basis

If, pursuant to clause 10.2.2, the Facility Agent declares the Loan to be due and payable on demand, the Facility Agent may (and, if so instructed by the Majority Lenders, shall) at anytime by written notice to the Borrowers (a) call for repayment of the Loan on such date as may be specified whereupon the Loan shall become due and payable on the date so specified together with all interest and commitment commission accrued and all other sums payable under this Agreement or (b) withdraw such declaration with effect from the date specified in such notice.

10.4 Guarantor Insolvency and Cross-Default

10.4.1 Teekay Guarantor Default

If any of the events described in clauses 10.1.5 to 10.1.10 occurs in respect of the Teekay Guarantor (a "**TeekayGuarantor Default**"), then QGTC shall be entitled, within five (5) Banking Days or such longer period as the Lenders may agree of receiving notice of such Teekay Guarantor Default, to request that all of the Finance Parties approve a proposal whereby:

(a) QGTC may provide an additional or supplementary guarantee in respect of the obligations of the Borrowers to replace the Teekay Guarantee; or

(b) QGTC may procure a replacement Guarantor which is a member of the QGTC Group and acceptable to each of the Finance Parties to replace the Teekay Guarantee,

and each of the Finance Parties shall consider such request in good faith but any approval of each of the Finance Parties shall be in each Finance Party's absolute discretion and shall also be subject to each of the Finance Parties obtaining such further board and/or credit approval as may be necessary for the acceptance of such request and all other matters each of the Finance Parties considers relevant to its approval.

If a request under sub-paragraph (a) or (b) above is approved by each of the Finance Parties, such replacement or supplementary or additional guarantee shall be furnished within a period of thirty (30) days of the date of approval of all the Finance Parties. The replacement or supplementary or additional guarantee shall be on such terms as the Finance Parties shall approve (but having regard to the terms of the existing Guarantees) and shall be supplemented by such consequential changes to the terms of this Agreement as may be appropriate and shall also be accompanied by such evidence of the type referred to in Part 1 of Schedule 4 as the Facility Agent considers appropriate. If the above conditions are met no Event of Default shall be deemed to have arisen or to continue in respect of the Teekay Guarantor Default.

If the above conditions are not met, an Event of Default shall be treated as having arisen in respect of the Teekay Guarantor Default and the Finance Parties shall not have been treated as having waived the Teekay Guarantor Default as a result of not taking any action in respect thereof during any period referred to above in this clause 10.4.1 in which it had been contemplated that QGTC as the non-defaulting Guarantor was considering whether to provide or procure an additional or supplemental guarantee or the Finance Parties were considering such a proposal or the additional or supplemental guarantee arrangements were being put in place in accordance with the provisions of this clause 10.4.1.

10.4.2 QGTC Default

If any of the events described in clauses 10.1.5 to 10.1.10 occurs in respect of QGTC (a "**QGTC Default**"), then the Teekay Guarantor shall be entitled to notify the Facility Agent within five (5) Banking Days or such longer period as the Lenders may agree of receiving notice of such QGTC Default that:

 (a) the Teekay Guarantor wishes to provide an additional or supplementary guarantee in respect of obligations of the Borrowers to replace mutatis mutandis the QGTC Guarantee; or

 (b) the Teekay Guarantor wishes to procure a replacement Guarantor which is a member of the Teekay Guarantor Group and acceptable to each of the Finance Parties (in each of their absolute discretions) to replace the QGTC Guarantee,

and in either case, such replacement or supplementary or additional guarantee shall be furnished within a period of thirty (30) days of, in the case of sub-paragraph (a) above, the Teekay Guarantor's notification or, in the case of sub-paragraph (b) above, the approval of each of the Finance Parties. The replacement or supplementary or additional guarantee shall be on such terms as the Finance Parties shall approve (but having regard to the terms of the existing Guarantees) and shall be supplemented by such consequential changes to the terms of this Agreement as may be appropriate and shall also be accompanied by such evidence of the type referred to in Part 1 of Schedule 4 as the Facility Agent considers appropriate. If the above conditions are met, no Event of Default shall be deemed to have arisen or to continue in respect of the QGTC Default.

If the above conditions are not met, an Event of Default shall be treated as having arisen in respect of the QGTC Default and the Finance Parties shall not have been treated as having waived the QGTC Default as a result of not taking any action in respect thereof during any period referred to above in this clause 10.4.2 in which it had been contemplated that the Teekay Guarantor as the non-defaulting Guarantor was considering whether to provide or procure an additional or supplemental guarantee or the Finance Parties were considering such a proposal or the additional or supplemental guarantee arrangements were being put in place in accordance with the provisions of this clause 10.4.2.

11 Indemnities

11.1 Miscellaneous indemnities

The Borrowers shall within three (3) Banking Days of demand, indemnify each Finance Party, without prejudice to any of their other rights under any of the Security Documents, against any cost, loss or liability properly incurred by that Finance Party as a result of:

11.1.1 the occurrence of any Default; or

11.1.2 a failure by any Security Party to pay an amount due under a Security Document on its due date, including without limitation, any cost, loss or liability arising as a result of clause 6 of the Agency Agreement; or

11.1.3 the Loan (or any part thereof) or any Ship Tranche (or part thereof) not being prepaid in accordance with clauses 4.3, 8.2 or 12.1 and any other repayment or prepayment of the Loan (or part thereof) or any Ship Tranche (or part thereof) being made otherwise than on an Interest Payment Date relating to the part of the Loan or such Ship Tranche prepaid or repaid; or

11.1.4 funding, or making arrangements to fund, its participation in any Advance requested by the Borrowers in a Drawdown Notice but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or gross negligence by that Finance Party alone),

including, in any such case, but not limited to, any loss or expense sustained or incurred properly by such Lender in maintaining or funding its Contribution or any part thereof or in liquidating or re-employing deposits from third parties acquired to effect or maintain its Contribution or any part thereof or any other amount owing to such Lender.

11.2 Indemnity to the Facility Agent and Security Trustee

The Borrowers shall promptly indemnify the Facility Agent and Security Trustee against any cost, loss or liability reasonably incurred by the Facility Agent and the Security Trustee or either of them (acting reasonably) as a result of:

11.2.1 investigating any event which it reasonably believes is a Default; or

11.2.2 acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.

11.3 Currency indemnity

If any sum due from the Borrowers under any of the Security Documents or any order or judgement given or made in relation thereto has to be converted from the currency (the "**first**

currency") in which the same is payable under the relevant Security Document or under such order or judgement into another currency (the "**second currency**") for the purpose of (a) making or filing a claim or proof against the Borrowers, (b) obtaining an order or judgement in any court or other tribunal or (c) enforcing any order or judgement given or made in relation to any of the Security Documents, the Borrowers shall indemnify and hold harmless each of the Finance Parties from and against any loss suffered as a result of any difference between (i) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (ii) the rate or rates of exchange at which any of the Finance Parties may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgement, claim or proof. Any amount due from the Borrowers under this clause 11.2 shall be due as a separate debt and shall not be affected by judgement being obtained for any other sums due under or in respect of any of the Security Documents and the term "rate of exchange" includes any premium and costs of exchange payable in connection with the purchase of the first currency with the second currency.

11.4   Environmental indemnity

The Borrowers shall indemnify each of the Finance Parties on demand and hold each of the Finance Parties harmless from and against all costs, expenses, payments, charges, losses, demands, liabilities, actions, proceedings (whether civil or criminal), penalties, fines, damages, judgements, orders, sanctions or other outgoings of whatever nature which may be suffered, incurred or paid by, or made or asserted against any Finance Party at any time, whether before or after the repayment in full of principal and interest under this Agreement, relating to, or arising directly or indirectly in any manner or for any cause or reason whatsoever out of an Environmental Claim made or asserted against the Finance Party if such Environmental Claim would not have been, or been capable of being, made or asserted against the Finance Party if it had not entered into any of the Security Documents and/or performed any of its obligations thereunder and/or been involved in any of the transactions contemplated by the Security Documents.

12   Unlawfulness and increased costs

12.1   Unlawfulness

If it is or becomes contrary to any law or regulation for any Lender to contribute to Advances or to maintain its Commitment or fund its Contribution, such Lender shall promptly, through the Facility Agent, give notice to the Borrowers whereupon (a) such Lender's Commitment shall be reduced to zero and (b) the Borrowers shall be obliged to prepay the Contribution of such Lender either (i) forthwith or (ii) on a future specified date not being earlier than the latest date permitted by the relevant law or regulation together with interest and commitment commission accrued to the date of prepayment and all other sums payable by the Borrowers to such Lender under this Agreement.

12.2   Increased costs

If the result of any change in, or in the interpretation or application of, or the introduction of, any law or any regulation, request or requirement (whether or not having the force of law, but, if not having the force of law, with which the relevant Lender or, as the case may be, its holding company habitually complies), including (without limitation) those relating to Taxation, capital adequacy, liquidity, reserve assets, cash ratio deposits and special deposits, is to:

12.2.1 subject any Lender to Taxes or change the basis of Taxation of any Lender with respect to any payment under any of the Security Documents (other than Taxes or Taxation on the overall net income, profits or gains of such Lender imposed in the jurisdiction in which its principal or lending office under this Agreement is located); and/or

12.2.2 increase the cost to, or impose an additional cost on, the Lender or its holding company in making or keeping such Lender's Commitment available or maintaining or funding all or part of such Lender's Contribution; and/or

12.2.3 reduce the amount payable or the effective return to any Lender under any of the Security Documents; and/or

12.2.4 reduce any Lender's or its holding company's rate of return on its overall capital by reason of a change in the manner in which it is required to allocate capital resources to such Lender's obligations under any of the Security Documents; and/or

12.2.5 require any Lender or its holding company to make a payment or forgo a return on or calculated by reference to any amount received or receivable by such Lender under any of the Security Documents; and/or

12.2.6 require any Lender or its holding company to incur or sustain a loss by reason of being obliged to deduct all or part of such Lender's Commitment or Contribution from its capital for regulatory purposes,

then and in each such case (subject to clause 12.3):

(a) such Lender shall notify the Borrowers through the Facility Agent in writing of such event promptly upon its becoming aware of the same; and

(b) the Borrowers shall on demand, made at any time whether or not such Lender's Contribution has been repaid, pay to the Facility Agent for the account of such Lender the amount which such Lender specifies (in a certificate setting forth the basis of the computation of such amount but not including any matters which such Lender or its holding company regards as confidential) is required to compensate such Lender and/or (as the case may be) its holding company for such liability to Taxes, cost, reduction, payment, forgone return or loss.

For the purposes of this clause 12.2 and clause 12.4 "**holding company**" means the company or entity (if any) within the consolidated supervision of which a Lender is included.

12.3 Exception

Nothing in clause 12.2 shall entitle any Lender to receive any amount in respect of compensation for any such liability to Taxes, increased or additional cost, reduction, payment, foregone return or loss to the extent that the same is the subject of an additional payment under clause 6.7 which fully compensates that Lender.

12.4 Mitigation

If circumstances arise which would, or would upon the giving of notice, result in:

(a) the Borrowers being required to make an increased payment to a Lender pursuant to clause 6.7; or

(b) the reduction of the Commitment of a Lender to zero or the Borrowers being required to prepay any Lender's Contribution pursuant to clause 12.1; or

(c) the Borrowers being required to make a payment to a Lender to compensate such Lender or its holding company for a liability to Taxes, increased or additional cost, reduction, payment, foregone return or loss pursuant to clause 12.2.6,

then, without in any way limiting, reducing or otherwise qualifying the obligations of the Borrowers under clauses 6.7 and 12.1, the Facility Agent and the relevant Lender shall meet together and with the Borrowers to discuss in good faith (but without obligation) what steps may be open to the relevant Lender (or, as the case may be, its holding company) to mitigate or remove such circumstances. If the relevant Lender and the Borrowers are unable to agree such steps within thirty (30) days (or such longer period as they may agree) of the notice referred to in this clause 12.4 having been given, then the Borrowers shall be entitled to notify such Lender of its intention to prepay such Lender's Contribution. The Borrowers shall make such prepayment within thirty (30) days of such notification and shall simultaneously pay to such Lender any reasonable expense which such Lender certifies as sustained or incurred by it as a consequence of such prepayment including any loss or expense sustained or incurred by such Lender in liquidating or re-employing deposits from third parties acquired to effect or maintain its Contribution. Upon receipt of the Borrowers' notice of prepayment the Commitments of the relevant Lender shall be reduced to zero.

13 Security and set-off

13.1 Application of moneys

If either (a) on any date on which a payment is due to be made by the Borrowers under this Agreement, the amount received by the Facility Agent from the Borrowers falls short of the total amount of the payment due to be made by the Borrowers on such date or (b) the Facility Agent, the Security Trustee and/or the Lenders receive moneys under or pursuant to any of the Security Documents that are expressed to be applicable in accordance with the provisions of this clause 13.1, then, without prejudice to any rights or remedies available to the Facility Agent, the Security Trustee and the Lenders under the Security Documents, such amount, if received by the Lenders shall be paid to the Facility Agent, and shall be applied by the Facility Agent in the following manner:

13.1.1 first in or toward payment, on a pari passu basis, of all unpaid fees, commissions, costs and expenses which may be owing to any of the Finance Parties under any of the Security Documents;

13.1.2 secondly, in or towards payment of any arrears of interest which have become due but remain unpaid;

13.1.3 thirdly, in or towards payment to the Lenders, on a pari passu basis, of any principal which has become due but remains unpaid;

13.1.4 fourthly, in or towards payment to the Lenders for any loss suffered by reason of any such payment in respect of principal not being effected on an Interest Payment Date relating to the part of the Loan repaid;

13.1.5 fifthly, in or towards payment to the Finance Parties of any other sums (including indemnity amounts) which have become due but remain unpaid under any of the Security Documents; and

13.1.6 sixthly, the surplus (if any) shall be paid to the Borrowers or to whomsoever else may be entitled to receive such surplus.

13.2 Set-off

Each Borrower authorises each Lender (without prejudice to any of the Lenders' rights at law, in equity or otherwise), at any time following the occurrence of an Event of Default which is continuing and unremedied at the applicable time and without notice to the Borrowers, to apply any credit balance to which the relevant Borrower is then entitled standing upon any account of the relevant Borrower with any branch of such Lender in or towards satisfaction of any sum due and payable from such Borrower to such Lender under any of the Security Documents. For this purpose, each Lender is authorised to purchase with the moneys standing to the credit of such account such other currencies as may be necessary to effect such application. No Lender shall be obliged to exercise any right given to it by this clause 13.2. Each Lender shall notify the Facility Agent and the Borrowers forthwith upon the exercise or purported exercise of any right of set-off giving full details in relation thereto and the Facility Agent shall inform the other Lenders.

14 Accounts

14.1 General

The Borrowers undertake with the Finance Parties that they will procure that:

14.1.1 on or before the Delivery Date for the First Ship, the Lessee shall open the Operating Account and the Collection Account with the Operating Account Bank and the relevant member of the Teekay Guarantor Group shall open the Retention Account with the Operating Account Bank; and

14.1.2 procure that all moneys payable to the Lessee in respect of Earnings shall be paid to the Operating Account or, upon the occurrence of an Event of Default which is unwaived and continuing, the Collection Account.

14.2 Operation of Operating Account and Collection Account

The Borrowers undertake to procure that the Operating Account and the Collection Account shall be operated by the Lessee in accordance with the provisions of the Account Pledge.

14.3 Operation of Retention Account

The Borrowers undertake to procure that the Retention Account shall be operated by the relevant member of the Teekay Guarantor Group in accordance with the provisions of clause 8.6.24 and the Retention Account Pledge.

15 Assignment, transfer and lending office

15.1 Benefit and burden

This Agreement shall be binding upon, and enure for the benefit of, the Finance Parties and the Borrowers and their respective successors including, without limitation, in the case of Calyon, any successor following an asset contribution or partial merger within the meaning of sections L-236 sqq. of the French Commercial Code.

15.2 No assignment by Borrowers

The Borrowers may not assign or transfer any of its rights or obligations under this Agreement.

15.3 Assignments and transfers by Lenders

15.3.1 Subject to this clause 15.3 and to clause 17.4 of the Proceeds Deed, any Lender (the "**Existing Lender**") may at any time, assign any of its rights or transfer any of its rights and obligations under this Agreement and the Security Documents to any other bank or financial institution (a "**New Lender**"). The Existing Lender shall give prior notice of such assignment or transfer to the Facility Agent. The consent of the Facility Agent to an assignment or transfer is not required. The consent of the Borrowers is not required to an assignment. An assignment will only be effective on receipt by the Facility Agent of written confirmation from the New Lender (in form and substance satisfactory to the Facility Agent) that the New Lender will assume the same obligations to the other Finance Parties as it would have been under if it was an Existing Lender.

15.3.2 A transfer will only be effective if the procedure set out in clause 15.3.3 is complied with. The consent of the Borrowers to a transfer of a part of the KEXIM Tranche is not required, but KEXIM will consult in good faith with the Borrowers. The Existing Lender may transfer any part of the Commercial Tranche to another branch of that Lender without the Borrowers' consent but a transfer to another bank or financial institution shall be subject to the prior written consent of the Borrowers, not to be unreasonably withheld, provided that such consent shall not be required if an Event of Default has occurred and is continuing unremedied and unwaived.

15.3.3 No such transfer is binding on, or effective in relation to, the Borrowers, or the Facility Agent unless it is effected or evidenced by a Substitution Certificate which complies with the provisions of this clause 15.3 and is signed by or on behalf of the Existing Lender, the New Lender and the Facility Agent (on behalf of itself, the Borrowers, the Security Trustee and the other Lenders). Upon signature of any such Substitution Certificate by the Facility Agent, which signature shall be effected as promptly as is practicable after such Substitution Certificate has been delivered to the Facility Agent, and subject to the terms of such Substitution Certificate, such Substitution Certificate shall have effect as set out below. The following further provisions shall have effect in relation to any Substitution Certificate:

    (a) a Substitution Certificate may be in respect of a Lender's rights in respect of all or part, of its Commitment and shall be in respect of the same proportion of its Contribution;

    (b) a Substitution Certificate shall only be in respect of rights and obligations of the Existing Lender in its capacity as a Lender and shall not transfer its rights and obligations as an agent, or in any other capacity, as the case may be and such other rights and obligations may only be transferred in accordance with any applicable provisions of this Agreement;

    (c) a Substitution Certificate shall take effect in accordance with English law as follows:

        (i) to the extent specified in the Substitution Certificate, the Existing Lender's payment rights and all its other rights (other than those referred to in sub-clause 15.3.3(b)) under this Agreement are assigned to the New Lender absolutely, free of any defects in the Existing Lender's title and of any rights or equities which the Borrowers had against the Existing Lender;

(ii) the Existing Lender's Commitment is discharged to the extent specified in the Substitution Certificate;

(iii) the New Lender becomes a Lender with a Contribution and a Commitment of the amounts specified in the Substitution Certificate;

(iv) the New Lender becomes bound by all the provisions of this Agreement, the Agency Agreement and the other Security Documents which are applicable to the Lenders, including those about pro-rata sharing and the exclusion of liability on the part of, and the indemnification of, the Facility Agent in accordance with the provisions of the Agency Agreement and to the extent that the New Lender becomes bound by those provisions, the Existing Lender ceases to be bound by them;

(v) an Advance or part of an Advance which the New Lender makes after the Substitution Certificate comes into effect ranks in point of priority and security in the same way as it would have ranked had it been made by the Existing Lender, assuming that any defects in the Existing Lender's title and any rights or equities of any Security Party against the Existing Lender had not existed; and

(vi) the New Lender becomes entitled to all the rights under this Agreement which are applicable to the Lenders, including but not limited to those relating to the Majority Lenders and those under clause 3.5, 5 and 12 and to the extent that the New Lender becomes entitled to such rights, the Existing Lender ceases to be entitled to them;

15.3.4 the rights and equities of the Borrowers or of any other Security Party referred to above include, but are not limited to, any right of set-off and any other kind of cross-claim; and

15.3.5 the Borrowers, the Security Trustee and the Lenders hereby irrevocably authorise and instruct the Facility Agent to sign any such Substitution Certificate on its behalf and undertake not to withdraw, revoke or qualify such authority or instruction at any time. Promptly upon its signature of any Substitution Certificate, the Facility Agent shall notify the Borrowers, the Security Trustee, the Existing Lender, the New Lender and each of the other Finance Parties.

15.4 Reliance on Substitution Certificate

15.4.1 The Facility Agent shall be entitled to rely on any Substitution Certificate believed by it to be genuine and correct and to have been presented or signed by the persons by whom it purports to have been presented or signed, and shall not be liable to any of the parties to this Agreement and the Security Documents for the consequences of such reliance.

15.4.2 The Facility Agent shall at all times during the continuation of this Agreement maintain a register in which it shall record the name, Commitments, Contributions and administrative details (including the lending office) from time to time of the Lenders holding a Substitution Certificate and the date at which the transfer referred to in such Substitution Certificate held by each Lender was transferred to such Lender, and the Facility Agent shall make the said register available for inspection by any Lender and any Borrower during normal banking hours upon receipt by the Facility Agent of reasonable prior notice requesting the Facility Agent to do so.

15.4.3 The entries on the said register shall, in the absence of manifest error, be conclusive in determining the identities of the Commitments, the Contributions and the Substitution Certificates held by the Lenders from time to time and the principal amounts of such Substitution Certificates and may be relied upon by the Facility Agent and the other Security Parties for all purposes in connection with this Agreement and the Security Documents.

15.5 Fees and expenses

If any Lender other than KEXIM assigns or transfers of all or any part of its rights, benefits and/or obligations under the Security Documents, it shall pay to the Facility Agent on demand a fee of one thousand five hundred Dollars ($1,500) (for its own account) together with all costs, fees and expenses (including, but not limited to, legal fees and expenses), and all value added tax thereon, verified by the Facility Agent as having been incurred by it in connection with such transfer.

15.6 Documenting assignments and transfers

If any Lender transfers all or any part of its rights, benefits and/or obligations as provided in clause 15.3, each of the Borrowers undertakes, immediately on being requested to do so by the Facility Agent and at the cost of the Existing Lender, to enter into, and procure that the other Security Parties shall enter into, such documents as may be necessary or desirable to transfer to the New Lender all or the relevant part of such Lender's interest in the Security Documents and all relevant references in this Agreement to such Lender shall thereafter be construed as a reference to the Existing Lender and/or its New Lender (as the case may be) to the extent of their respective interests.

15.7 Sub-participation

A Lender may sub-participate all or any part of its rights and/or obligations under the Security Documents without the consent of the Borrowers but subject to giving prior written notice to the Facility Agent and the Borrowers.

15.8 Lending offices

Each Lender shall lend through its office at the address specified in Schedule 1 or, as the case may be, in any relevant Substitution Certificate or through any other office of such Lender selected from time to time by such Lender through which such Lender wishes to lend for the purposes of this Agreement ("**Lending Office**"). If the office through which a Lender is lending is changed pursuant to this clause 15.8, such Lender shall notify the Facility Agent promptly of such change and the Facility Agent shall notify the Borrowers.

15.9 Disclosure of information

Any Lender may disclose to a prospective transferee such information about the Borrowers as such Lender shall consider appropriate, subject to such Lender ensuring that the prospective transferee will observe, and confirms that it will observe, the terms of clause 32 (Confidentiality) of the Time Charters as if they applied to them directly.

15.10 Increased costs

If (a) an Existing Lender transfers part or all of its rights, benefits and obligations under this Agreement pursuant to clause 15.3 or a Lender changes its Lending Office pursuant to clause 15.8 and (b) as a result of circumstances existing at the date such transfer or change occurs, the Borrowers would be obliged to make payment under clause 6.7 or 12.2 to the New Lender or the Lender that has changed its Lending Office, that New Lender or Lender shall only be entitled to receive payment under clause 6.7 or 12.2 to the same extent as the Existing Lender or Lender acting through its previous Lending Office would have been if the novation or change had not occurred. The limitations on the New Lender or on a Lender that has changed is Lending Office in this clause 15.10 shall not apply where the transfer to the New Lender or change in Lending Office was made at the Borrowers' request or where the payment or increased payment results from a change in law after the date of the transfer or change in question.

16 Facility Agent and Security Trustee

16.1 Appointment of the Facility Agent

The terms and basis on which the Facility Agent has been appointed by the Lenders as facility agent are set out in the Agency Agreement including, among other things, the manner in which any decision to exercise any right, powers, discretion or authority or to carry out any duty are to be made between the Lenders and the Facility Agent.

16.2 Appointment of the Security Trustee

The terms and basis on which the Security Trustee has been appointed by the Lenders as security trustee are set out in each Proceeds Deed including, amongst other things the manner in which any decision to exercise any right, power, discretion or authority to carry out any duty are to be made between the Lenders and the Security Trustee.

17 Notices and other matters

17.1 Notices

Every notice, request, demand or other communication under this Agreement or (unless otherwise provided therein) under any of the other Security Documents shall:

17.1.1 be in writing, delivered personally or by first-class prepaid letter (airmail if available) or telefax and, in the case of notification of rates of interest by the Facility Agent or in the case of the delivery of any document by the Facility Agent, the Facility Agent may refer the relevant party or parties (by fax or letter) to a web site and to the location of the relevant information on such web site in discharge of such notification or delivery obligation;

17.1.2 be deemed to have been received, subject as otherwise provided in the relevant Security Document:

(a) in the case of a letter, when delivered personally or seven (7) days after it has been put into the post;

(b) in the case of a telefax, when a complete and legible copy is received by the addressee (unless the date of despatch is not a business day in the country of the addressee or, if the time of despatch is after the close of business in the country of the addressee, it shall be deemed to have been received at the opening of business on the next such business day); and

(c) where reference in such notice, request, demand or other communication is made to a web site, when the delivery of the letter or telefax referring to the addressee to such website is deemed to have been received pursuant to the other provisions of this clause 17.1,

provided that any notice, request, demand or communication which is to be sent, made or delivered to the Facility Agent will be effective only when actually received by the Facility Agent and then only if it is expressly marked for the attention of the department or the individual specified in clause 17.1.3 or any other individual that the Facility Agent shall specify pursuant to such clause 17.1.3; and

17.1.3 be sent:

    (a) to the Borrowers at:

        (i) c/o Teekay Shipping (Canada) Ltd
            Suite 2000, Bentall 5,
            550 Burrard Street,
            Vancouver, B.C. V6C 2K2
            Canada

Telefax No:	+1 604 609 4775
Attn:	Vice President, Finance

        (ii) c/o Qatar Gas Transport Company Limited (Nakilat)
            Doha
            POBox 22271
            Qatar

Fax No:	+974 467 2188
Attn:	Mr Robert P. Curt, Managing Director

    (b) to each Lender at its address or telefax number specified in Schedule 1 or in any relevant Substitution Certificate.

    (c) to the Facility Agent at:

Calyon
9 quai du President Paul Doumer
92920 Paris La Defense
Cedex
France

Fax:	(+33) 1 41 89 19 34
Attn:	Shipping Department

Copy to:

Calyon, London Shipping Department
122 Leadenhall Street
London EC3V 4QH

Fax:	+44 20 7214 6689
Attn:	Head of Shipping

(d) to the Security Trustee at:

Calyon
9 quai du President Paul Doumer
92920 Paris La Defense
Cedex
France

Fax: (+33) 1 41 89 19 34
Attn: Shipping Department

Copy to:

Calyon, London Shipping Department
122 Leadenhall Street
London EC3V 4QH

Fax: +44 20 7214 6689
Attn: Head of Shipping

or to such other address and/or number as is notified by the relevant party to the other parties to this Agreement by not less than five (5) Banking Days' written notice.

17.2   Notices through the Facility Agent

Every notice, request, demand or other communication under this Agreement to be given by the Borrowers to any other party shall be given to the Facility Agent specified in this Agreement for onward transmission as appropriate and to be given to the Borrowers shall (except as otherwise provided in this Agreement) be given by the Facility Agent. Promptly upon receipt of notification of an address, fax number or (as the case may be) e-mail or change of address, fax number or e-mail pursuant to clause 17.1.3 or changing its own address, fax number or e-mail, the Facility Agent shall notify the other parties to this Agreement.

17.3   No implied waivers, remedies cumulative

No failure or delay on the part of the Facility Agent, the Security Trustee, the Arranger, the Lenders or any of them to exercise any power, right or remedy under any of the Security Documents shall operate as a waiver thereof (unless expressly agreed in writing by the Facility Agent), nor shall any single or partial exercise by the Facility Agent, the Security Trustee, the Arranger, the Lenders or any of them of any power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy. The remedies provided in the Security Documents are cumulative and are not exclusive of any remedies provided by law.

17.4   English language

All certificates, instruments and other documents to be delivered under or supplied in connection with any of the Security Documents shall be in the English language or shall be accompanied by a certified English translation upon which the Facility Agent, the Security Trustee, the Arranger and the Lenders shall be entitled to rely.

17.5   Counterparts

This Agreement may be executed in any number of original counterparts and by facsimile provided that original signed copies are provided within a reasonable period of time thereafter. All such counterparts shall, once executed, constitute a single document.

17.6 Further assurance

Each of the Borrowers undertakes that the Security Documents shall both at the date of execution and delivery thereof and so long as any moneys are owing under any of the Security Documents be valid and binding obligations of the respective parties thereto and rights of each Lender enforceable in accordance with their respective terms and that it will, at its expense, execute, sign, perfect and do, and will procure the execution, signing, perfecting and doing by each of the other Security Parties of, any and every such further assurance, document, act or thing as in the reasonable opinion of the Facility Agent (acting on the instructions of the Majority Lenders) may be necessary or desirable for perfecting the security contemplated or constituted by the Security Documents.

17.7 Conflicts

In the event of any conflict between this Agreement and any of the other Security Documents to which any or all of the Borrowers are party to, the provisions of this Agreement shall prevail.

17.8 Borrowers' obligations

17.8.1 Joint and several

Notwithstanding anything to the contrary contained in any of the Security Documents, the agreements, obligations and liabilities of the Borrowers herein contained are joint and several and shall be construed accordingly. Each of the Borrowers agrees and consents to be bound by the Security Documents to which it is, or is to be, a party notwithstanding that the other Borrowers which are intended to sign or to be bound may not do so or be effectually bound and notwithstanding that any of the Security Documents may be invalid or unenforceable against any of the other Borrowers, whether or not the deficiency is known to any of the Finance Parties.

17.8.2 Borrowers as principal debtors

Each Borrower acknowledges and confirms that it is a principal and original debtor in respect of all amounts which may become payable by the Borrowers in accordance with the terms of this Agreement or any of the other Security Documents and agrees that the Finance Parties may also continue to treat it as such, whether or not any of the Finance Parties is or becomes aware that such Borrower is or has become a surety for another Borrower.

17.8.3 Indemnity

The Borrowers hereby agree jointly and severally to keep the Finance Parties fully indemnified on demand against all damages, losses, costs and expenses arising from any failure of any Borrower to perform or discharge any purported obligation or liability of a Borrower which would have been the subject of this Agreement had it been valid and enforceable and which is not or ceases to be valid and enforceable against a Borrower on any ground whatsoever, whether or not known to the Finance Parties (including, without limitation, any irregular exercise or absence of any corporate power or lack of authority of, or breach of duty by, any person purporting to act on behalf of a Borrower (or any legal or other limitation, whether under the Limitation Acts or otherwise or any disability or death

, bankruptcy, unsoundness of mind, insolvency, liquidation, dissolution, winding up, administration, receivership, amalgamation, reconstruction or any other incapacity of any person whatsoever (including, in the case of a partnership, a termination or change in the composition of the partnership) or any change of name or style or constitution of any Security Party)).

17.8.4 Liability unconditional

None of the obligations or liabilities of the Borrowers under this Agreement or any other Security Document shall be discharged or reduced by reason of:

(a) the death, bankruptcy, unsoundness of mind, insolvency, liquidation, dissolution, winding-up, administration, receivership, amalgamation, reconstruction or other incapacity of any person whatsoever (including, in the case of a partnership, a termination or change in the composition of the partnership) or any change of name or style or constitution of any Borrower or any other person liable; or

(b) any of the Finance Parties granting any time, indulgence or concession to, or compounding with, discharging, releasing or varying the liability of, a Borrower or any other person liable or renewing, determining, varying or increasing any accommodation, facility or transaction or otherwise dealing with the same in any manner whatsoever or concurring in, accepting, varying any compromise, arrangement or settlement or omitting to claim or enforce payment from a Borrower or any other person liable; or

(c) anything done or omitted which but for this provision might operate to exonerate the Borrowers or any of them.

17.8.5 Recourse to other security

The Finance Parties shall not be obliged to make any claim or demand or to resort to any Security Document or other means of payment now or hereafter held by or available to it for enforcing this Agreement or any of the Security Documents against a Borrower or any other person liable and no action taken or omitted by any of the Finance Parties in connection with any such Security Document or other means of payment will discharge, reduce, prejudice or affect the liability of the Borrowers under this Agreement and the Security Documents to which any of them is, or is to be, a party.

17.8.6 Waiver of Borrowers' rights

Each Borrower agrees with the Finance Parties that, from the date of this Agreement and so long as any moneys are owing under any of the Security Documents and while all or any part of the Commitment remains outstanding, it will not, without the prior written consent of the Facility Agent:

(a) exercise any right of subrogation, reimbursement and indemnity against any other Borrower or any other person liable; or

(b) demand or accept repayment in whole or in part of any Indebtedness now or hereafter due to such Borrower from any other Borrower or from any other person liable or demand or accept any guarantee, indemnity or other assurance against financial loss or any document or instrument created or evidencing an Encumbrance in respect of the same or dispose of the same; or

(c)   take any steps to enforce any right against any other Borrower or any other person liable in respect of any such moneys; or

(d)   claim any set-off or counterclaim against any other Borrower or any other person liable or claiming or proving in competition with the Finance Parties in the liquidation of any other Borrower or any other person liable or have the benefit of, or share in, any payment from or composition with, any other Borrower or any other person liable or any other Security Document now or hereafter held by the Finance Parties for any moneys owing under this Agreement or for the obligations or liabilities of any other person liable but so that, if so directed by the Facility Agent, it will prove for the whole or any part of its claim in the liquidation of any other Borrower or other person liable on terms that the benefit of such proof and all money received by it in respect thereof shall be held on trust for the Finance Parties and applied in or towards discharge of any moneys owing under this Agreement in such manner as the Facility Agent shall deem appropriate.

17.9 Teekay LNG Partners L.P.

The parties to this Agreement acknowledge that Teekay LNG Partners L.P. ("**Teekay LNG**") may acquire the whole shareholding interest of the Teekay Guarantor in the Teekay Charterer or the Borrowers during the period falling between the Effective Date (as such term is defined in the Supplemental Agreement) and the first Delivery Date. If Teekay LNG does in fact exercise its rights to acquire such an interest during this period, the parties agree, subject as provided below, to act in good faith in negotiating both the provision of a corporate guarantee from Teekay LNG in favour of the Security Trustee, guaranteeing the obligations of the Borrowers under the Security Documents in an amount of up to the percentage of the relevant shareholding interest of the aggregate amounts of the said obligations of the Borrowers and, at the same time, the release and discharge of all the obligations of the Teekay Guarantor under the Teekay Guarantee. It is, however, recognised that the agreement of the Finance Parties to the provision of such a guarantee from Teekay LNG in replacement of the Teekay Guarantee is subject always to the obtaining by each of the Finance Parties of such further board and/or credit approval as may be necessary for the acceptance of a guarantee from Teekay LNG in replacement of the Teekay Guarantee (such approval to be in the relevant Finance Party's absolute discretion), together with any consequential restructuring and amendment of the provisions of this Agreement and the other Security Documents (including the creation by Teekay LNG of equivalent security in favour of the Finance Parties over the shares in each applicable Borrower as that granted by the Teekay Charterer under the Security Documents) as the Finance Parties consider necessary.

18 Governing law and jurisdiction

18.1 Law

This Agreement is governed by, and shall be construed in accordance with, English law.

18.2 Submission to jurisdiction

The parties to this Agreement agree for the benefit of the Finance Parties that:

18.2.1 if any party has any claim against any other arising out of or in connection with this Agreement such claim shall (subject to clause 18.2.3) be referred to the High Court of Justice in England, to the jurisdiction of which each of the parties irrevocably submits;

18.2.2 the jurisdiction of the High Court of Justice in England over any such claim against any Finance Party shall be an exclusive jurisdiction and no courts outside England shall have jurisdiction to hear or determine any such claim; and

18.2.3 nothing in this clause 18.2 shall limit the right of a Finance Party to refer any such claim against any of the Borrowers to any other court of competent jurisdiction outside England, to the jurisdiction of which the Borrower hereby irrevocably agrees to submit, nor shall the taking of proceedings by a Finance Party before the courts in one or more jurisdictions preclude the taking of proceedings in any other jurisdiction whether concurrently or not.

The parties further agree that only the Courts of England and not those of any other State shall have jurisdiction to determine any claim which the Borrower may have against any of the Finance Parties arising out of or in connection with this Agreement.

18.3 Agent for service of process

The Borrowers irrevocably designate, appoint and empower Teekay Shipping (UK) Limited of 49 St. James's Street, London SW1A 1JT to receive for them and on their behalf service of process issued out of the High Court of Justice in England in relation to any claim arising out of or in connection with this Agreement.

18.4 Waiver of immunity

Each of the Borrowers irrevocably and unconditionally:

(a) agrees not to claim immunity from proceedings brought by any Finance Party against it in relation to any of the Security Documents and to ensure that no such claim is made on its behalf;

(b) consents generally to the giving of any relief or the issue of any process in connection with any request for relief; and

(c) waives all rights of immunity in respect of itself or its assets.

18.5 Contracts (Rights of Third Parties) Act 1999

No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.


Schedule 1

The Lenders and their addresses

Part 1


Name	Address and fax number
The Export-Import Bank of Korea	**Lending Office** The Export – Import Bank Of Korea 16-1, Yoido-dong, Youngdeungpo-gu Seoul, 150-996 Korea **Address for Notices** The Export – Import Bank Of Korea Ship Financing Department 16-1, Yoido-dong, Youngdeungpo-gu Seoul, 150-996 Korea Fax: + 822 3779 6745 Attn:
Calyon	**Lending Office** Calyon 9 Quai du Président Paul Doumer, 92920 Paris La Defense Cedex France **Address for Notices** Address: Calyon 9 Quai du Président Paul Doumer, 92920 Paris La Défense Cedex France Fax:+33 (0) 1 41 89 29 87 Attn:Shipping Department Copy to: Calyon, London Shipping Department 122 Leadenhall Street London EC3V 4QH Fax: +44 20 7214 6689 Attn: Head of Shipping

DnB NOR Bank ASA

<u>Lending Office</u>
DNB Nor Bank ASA
0021 Oslo
Norway

<u>Address for Notices</u>
DNB Nor Bank ASA
0021 Oslo
Norway

Fax:+47 22 48 20 20
Attn:Credit Administration
Copy to:Erik Papp
              Lars Hilles gate 30
Fax:+47 55 21 19 24

The Royal Bank of Scotland plc

<u>Lending Office</u>

Address:
The Royal Bank of Scotland plc
Shipping Business Centre
5-10 Great Tower Street
London EC3P 3HX
United Kingdom

<u>Address for Notices</u>

Address:
The Royal Bank of Scotland plc
Shipping Business Centre
5-10 Great Tower Street
London EC3P 3HX
United Kingdom

Fax: +44 207 615 0112
Attn: Colin Manchester

ING Bank N.V.	**Lending Office**
	Address:
	ING Bank N.V.
	60 London Wall
	London EC2M 5TQ
	United Kingdom
	Address for Notices
	Address:
	ING Bank N.V.
	60 London Wall
	London EC2M 5TQ
	United Kingdom
	Fax:+44 207 767 7252
	Attn:Hugh Baker

Nordea Bank Norge ASA Grand Cayman Branch

Lending Office

Nordea Bank Norge ASA Grand Cayman Branch
437 Madison Ave
New York, NY 10022

Address for Notices (Credit Issues)

Nordea Bank Norge ASA Grand Cayman Branch
437 Madison Ave
New York, NY 10022

Fax: + 1 212 421 4420
Attn: Hans Christian Kjelsrud

Address for Notices (Operational Issues)

Nordea Bank Norge ASA Grand Cayman Branch
437 Madison Ave
New York, NY 10022

Fax: + 1 212 750 9188
Attn: Jacqueline Ng

Part 2
Commitments of the Lenders

Name of Lender	Maximum total Commitment	Commitment to Ship Tranche for Hull N° 2238	Commitment to Ship Tranche for Hull N° 2239	Commitment to Ship Tranche for Hull N° 2240
KEXIM	$299,589,135	$99,649,193	$99,861,474	$100,078,468
Calyon	$34,518,888	$11,481,656	$11,506,115	$11,531,117
DnB NOR Bank ASA	$33,500,000	$11,142,754	$11,166,491	$11,190,755
The Royal Bank of Scotland	$33,500,000	$11,142,754	$11,166,491	$11,190,755
ING Bank N.V.	$33,500,000	$11,142,754	$11,166,491	$11,190,755
Nordea Bank Norge ASA Grand Cayman Branch	$33,500,000	$11,142,754	$11,166,491	$11,190,755

Schedule 2

The Ships

Name and Builder	Date of Shipbuilding Contract	Type of Ship	Scheduled Delivery Date	Vessel Cost $
Hull No. 2238 at Daewoo Shipbuilding & Marine Engineering Co., Ltd	3 June 2004	151,700 cbm LNG	Last Quarter 2006	194,627,331
Hull No. 2239 at Daewoo Shipbuilding & Marine Engineering Co., Ltd	3 June 2004	151,700 cbm LNG	First Quarter 2007	195,041,941
Hull No. 2240 at Daewoo Shipbuilding & Marine Engineering Co., Ltd	3 June 2004	151,700 cbm LNG	Second Quarter 2007	195,465,757


Schedule 3
Form of Drawdown Notice

(referred to in clause 2.2)


To: [Name and address of Facility Agent]


[Date]


$468,108,023 Loan
Loan Agreement dated ● December 2004 (as amended and restated pursuant to the Supplemental Agreement dated [●] 2005)

We refer to the above Loan Agreement and hereby give you notice that we wish to draw down

[an Advance of $· under the Ship Tranche relative to the Deposit Payment to be made in respect of the [Initial Instalment] [Second/Third/Fourth/Delivery] Instalment under the Shipbuilding Contract for Hull No.[2238][2239][2240] on [Date].

[The Deposit Payment in respect of the Instalment to which the Advance is to be applied has already been funded by us and we therefore require that such Advance be applied in refinancing the funding we have already made.]

[The Advance requested is a Deposit Payment in respect of a Delivery Advance [and the following additional costs which are evidenced by the annexed supporting invoices: [●]] and the scheduled Delivery Date for the relevant Ship is · 200·]]:

The first Interest Period for the Commercial Tranche of the Advance will be of [three] [six] month's duration. The first Interest Period for the KEXIM Tranche of the Advance will be of three (3) month's duration]

We confirm that:

    (a) no Default has occurred and is continuing;

    (b) the representations and warranties contained in clauses 7.1 and 7.2 of the Loan Agreement and clauses 4.1 and 4.2 of the Teekay Guarantee (and so that the representation and warranty in clause 4.1.6 of the Teekay Guarantee shall for this purpose refer to the then latest audited financial statements delivered to the Security Trustee under clause 5.1.4 of the Teekay Guarantee), clauses 4.1 and 4.2 of the QGTC Guarantee (and so that the representation and warranty in clause 4.1.6 of the QGTC Guarantee shall for this purpose refer to the then latest audited financial statements delivered to the Security Trustee under clause 5.1.4 of the QGTC Guarantee) and clauses 2.1 and 2.2 of the Lessee Assignments are true and correct at the date hereof as if made with respect to the facts and circumstances existing at such date;

    (c) no breach of the terms either of the Shipbuilding Contracts or the Refund Guarantees or the Time Charters or any default thereunder has occurred or is continuing;

    (d) each of the conditions set out in Schedule 5, part 2 and, where applicable, part 3 of the Loan Agreement have been satisfied or waived in respect of the making of the Advance(s) requested or will be satisfied on or before the relevant Drawdown Date or such date as the Facility Agent has provided in a waiver;

(e) no amendments or variations have been agreed to any of the Shipbuilding Contracts which would have required consent pursuant to clauses 8.4.11 or 8.4.12 of the Loan Agreement and no action has been taken by any Builder which might in any way render any of the Shipbuilding Contracts inoperative or unenforceable, in whole or in part; and

(f) the borrowing to be effected by the drawdown of such Advance will be within our corporate powers, has been validly authorised by appropriate corporate action and will not cause any limit on our borrowings (whether imposed by statute, regulation, agreement or otherwise) to be exceeded.

Words and expressions defined in the Loan Agreement shall have the same meanings where used herein.

…………………………………….
For and on behalf of
AL MARROUNA INC.

…………………………………….
For and on behalf of
AL AREESH INC.

…………………………………….
For and on behalf of
AL DAAYEN INC.

…………………………………….
For and on behalf of
TEEKAY SHIPPING CORPORATION

……………………………………….
For and on behalf of
TEEKAY NAKILAT CORPORATION

Schedule 4
Documents and evidence required as conditions precedent

(referred to in clause 9.1)

Part 1

1. **Security Parties' constitutional documents**

   copies, certified by the secretary, a director, an officer or a sole member, as the case may be of each of the Security Parties as true, complete and up to date copies of all documents which contain or establish or relate to the constitution or formation of each of the Security Parties;

2. **Security Parties' corporate authorisations**

   copies of resolutions of the directors or sole member, as the case may be and, in respect of the Borrowers only, the shareholders of each of the Security Parties approving each of the relevant Transaction Documents to which such Security Parties are party and authorising the signature, delivery and performance of such Security Parties' obligations thereunder, certified (in a certificate dated no earlier than five (5) Banking Days prior to the date of the Supplemental Agreement) by the secretary, a director or a sole member, as the case may be, of such Security Party as:

   (a)   being true and correct;

   (b)   being duly passed at meeting of the directors or sole member, as the case may be, of such Security Party duly convened and held;

   (c)   not having been amended, modified or revoked; and

   (d)   being in full force and effect

   together with originals or certified copies of any powers of attorney issued by such Security Parties pursuant to such resolutions;

3. **Security Parties' incumbency certificate**

   an original certificate signed by a duly authorised signatory of each of the Security Parties no earlier than five (5) Banking Days prior to the date of the Supplemental Agreement certifying the names of the officers and directors of the relevant Security Party;

4. **Security Parties' process agent**

   a copy, certified as a true copy by a duly authorised signatory of each of the Security Parties or other person acceptable to the Facility Agent of a letter from each of the Security Parties' agent for receipt of service of proceedings referred to in clause 18.3 accepting its appointment under this Agreement and each of the other Security Documents in which it is or is to be appointed as the Security Parties' agent and confirming that its appointment has become effective;

5. **Lessor and Lessor Parent**

   (a) a certified true copy of a certificate signed by an officer of the Lessor stating the names of the directors of the Lessor and attaching certified true copies of:

(i)   the certificate of incorporation and memorandum and articles of association of the Lessor;

(ii)   a copy of the board minutes of the Lessor authorising or ratifying the execution of the Transaction Documents to which the Lessor is or is to be a party and authorising named officers or directors of the Lessor to execute such documents or to execute a power of attorney authorising named attorneys to execute such documents; and

(iii)   a copy of the power of attorney referred to at paragraph 5(a)(ii) above; and

(b) a letter confirming signing authority of Lessor Parent in respect of the Lessor Parent Support Letter;

6.   **Builder's and Refund Guarantor's signing authority**

evidence of the authority of the signatories on behalf of the Builder and the Refund Guarantor to execute the Transaction Documents to which they are a party;

7.   Fees

evidence that the fees due under clauses 5.1.1 and 5.1.2 have been paid in full;

8.   Security Documents

original signed copies of all the Security Documents for all of the Ships (save for the Mortgages (including the Mortgage Transfers), the Account Pledge, the Consent and Agreements and the documents referred to in paragraph 9 of Part 2 to this Schedule 4) plus all ancillary documents in respect of such Security Documents;

9.   Summary of documents

a summary from the Lessee of the provisions of the internal management agreement between the Lessee and the member of the Teekay Guarantor Group who will act as the ship manager for the Ships in a form and on terms acceptable to the Facility Agent;

10.   Agreed Forms

an agreed form certificate annexing the agreed forms of the Mortgages (including the Mortgage Transfers), the Account Pledge and the Consent and Agreements;

11.   Facility Agent approvals

approval by the Facility Agent of the terms and conditions of:

(a) the Leases;

(b) the Novation Agreements and the Supervision Agreements;

(c) the Refund Guarantees;

(d) the Time Charter Novation Agreements; and

(e) any amendments to the Original Time Charters pursuant to the Time Charter Novation Agreements;

12.   **Certified Copies**

copies, certified (in a certificate dated no earlier than five (5) Banking Days prior to the date of the Supplemental Agreement) as a true and complete copy by the lawyers representing each of the Borrowers or, as the case may be, the Lessee, of each of the Transaction Documents other than the Security Documents;

13.   **Legal opinions**

(a) a legal opinion of Norton Rose, English legal counsel to the Finance Parties in respect of the Security Documents governed by English law;

(b) a legal opinion of Cozen O'Connor, legal counsel to the Finance Parties on matters of Marshall Islands law in respect of the Security Parties incorporated or formed in the Marshall Islands;

(c) a legal opinion of Hassan Alkhater Law Office, legal counsel to the Finance Parties on matters of Qatari law in respect of QGTC; and

(d) a legal opinion of Kim & Chang, legal counsel to the Finance Parties on matters of Korean law in respect of the Builder and the Refund Guarantor;

14.   **Lease conditions precedent**

a certificate duly executed by the Lessor evidencing the satisfaction or waiver on terms satisfactory to the Lessor of all corresponding initial conditions precedent required to be satisfied by the Lessee under the Leases; and

15.   **Borrowers/Lessee inter-company arrangements**

a summary from the Borrowers of the provisions of the credit support and hedge arrangements between the Borrowers and the Lessee, and being in a form and on terms acceptable to and previously approved by the Facility Agent.

Part 2

Documents and evidence required as conditions precedent for each Advance (other than a Delivery Advance)

1   Drawdown Notice

the Drawdown Notice in respect of the relevant Advance duly executed;

2   Conditions precedent

evidence that the conditions precedent set out in Part 1 of Schedule 4 have been, or as the case may be, remain fully, satisfied;

3   Updated corporate authorisations/certificates of incumbency

evidence of the authority of the person(s) signing the Drawdown Notice, the Consent and Agreement and any notices and acknowledgements on behalf of the relevant Security Parties or, as the case may be, the Lessor or, as the case may be, the Builder or, as the case may be, the Time Charterer or, as the case may be, the Refund Guarantor;

4   Fees and commissions

payment of any fees and commissions due from the Borrowers to the Facility Agent pursuant to the terms of clause 5.1 or any other provision of the Security Documents;

5   Equity contribution

in respect of the First Advance under each Ship Tranche, evidence that the Lessor has paid the First Instalment under the relevant Shipbuilding Contract to the Builder pursuant to the payment by the Lessor of the Initial Instalment in respect of the relevant Shipbuilding Contract in respect of which a Deposit Payment is to be made or, as the case may be, has been made;

6   Class confirmation

a copy of the relevant stage certificate to be issued by the Builder under the relevant Shipbuilding Contract countersigned on behalf of the Classification Society, confirming that the relevant construction stage to which such certificate relates has been reached;

7   Commercial invoice and receipt

a commercial invoice from the Builder in relation to the Subsequent Instalment in respect of which a Deposit Payment is to be made or, as the case may be, has been made and which is to be financed or refinanced in whole or in part by such Advance and a receipt from such Builder addressed to the Lessor evidencing the payment of any previously paid Subsequent Instalment;

8   Refund Guarantee(s)

an original copy of any additional or supplemental Refund Guarantee;

9   Notice and acknowledgements

in respect of the First Advance under each Ship Tranche only, originals of (a) the Shipbuilding Contract Notices and Acknowledgements duly signed by the Lessor, the Lessee, the Replacement Purchaser and the Builder and (b) the Refund Guarantee Notices and Acknowledgements for each Refund Guarantee that has been issued to the Lessor duly signed by the Lessor, the Lessee, the Replacement Purchaser and the Refund Guarantor;

10   Quiet Enjoyment

in respect of the First Advance under each Ship Tranche only, duly signed original of the relevant Consent and Agreement;

11   Lease condition precedent

a certificate duly executed by the Lessor evidencing the satisfaction or waiver on terms satisfactory to the Lessor of all corresponding conditions precedent required to be satisfied by the Lessee under the Lease in respect of the payment of the applicable Subsequent Instalment; and

12   Lessor Proceeds Account

in respect of the First Advance under each Ship Tranche only, evidence that the relevant Lessor Proceeds Account has been opened with the Proceeds Account Bank and at least one Dollar ($1) has been deposited therein.

Part 3

Documents and evidence required as conditions precedent for each Delivery Advance

1 Drawdown Notice

the Drawdown Notice in respect of the relevant Delivery Advance duly executed;

2 Updated corporate authorisations/certificates of incumbency

evidence of the authority of the person(s) signing the Drawdown Notice, the relevant Mortgage (including the Mortgage Transfer) and (in respect of the first Delivery Advance only) the Account Pledge on behalf of the Borrowers, the Lessor and the Lessee;

3 Fees and commissions

payment of any fees and commissions due from the Borrowers to the Facility Agent pursuant to the terms of clause 5.1 or any other provision of the Security Documents;

4 Ship conditions

evidence that the Ship in relation to which the Advance is being made:

(a) Registration and Encumbrances

will on the Delivery Date be registered or provisionally registered in the name of the Lessor under the laws and flag of the Flag State and that such Ship will be free of Encumbrances (other than Permitted Encumbrances but excluding any Permitted Liens); and

(b) Insurance

will be insured in accordance with the provisions of the Security Documents and all requirements of the Security Documents in respect of such insurance have been complied with (including without limitation, confirmation from the protection and indemnity association or other insurer with which the Ship is, or is to be, entered for insurance or insured against protection and indemnity risks (including oil pollution risks) that any necessary declarations required by the association or insurer for the removal of any oil pollution exclusion have been made and that any such exclusion does not apply to the Ship);

5 Delivery

evidence that the Builder does not have any claims against the relevant Ship or the Lessor and is ready upon payment of the relevant Delivery Instalment to deliver the relevant Ship to the Lessor;

6 Security Documents

the relevant Mortgage (including the relevant Mortgage Transfer) for the relevant Ship duly executed;

7 Valuation

copies of the valuations for the Ship made in accordance with clause 8.2.2.

8   Commercial invoice in respect of the relevant Ship

a copy of the draft commercial invoice addressed by the Builder to the Lessor in respect of the relevant Ship and, if applicable, invoices in respect of any additional vessel costs described in paragraph (b) of the definition of "Vessel Costs";

9   Notices of assignment

copies of duly executed notices of assignment required by the terms of the Security Documents and in the forms prescribed by the Security Documents (other than the notices referred to in paragraph 9 of Part 2 of this Schedule 4);

11   Legal Opinion

in respect of the first Delivery Advance only, a legal opinion of Norton Rose, French legal counsel to the Finance Parties in respect of the Account Pledge; and

12   Accounts and Account Pledges

in respect of the first Delivery Advance only:

(a) evidence that the Operating Account and the Collection Account have been opened with the Operating Account Bank and at least one Dollar ($1) has been deposited in the Operating Account and at least one thousand Dollars ($1,000) has been deposited in the Collection Account;

(b) the Account Pledge in respect of the Operating Account and the Collection Account duly executed;

(c) evidence that the Retention Account has been opened with the Operating Account Bank and at least one Dollar ($1) has been deposited therein; and

(d) the Retention Account Pledge in respect of the Retention Amount duly executed.

Part 4

Documents and evidence required as conditions precedent for each Delivery

1 Ship conditions

evidence that the Ship in relation to which the Delivery Advance is being made:

(a) Registration and Encumbrances

will immediately upon delivery be registered in the name of the relevant Borrower under the laws and flag of the Flag State and that such Ship is free of Encumbrances other than the Mortgage; and

(b) Classification

maintains the Classification free of all requirements and recommendations of the Classification Society;

2   Protocols of Delivery and Acceptance

the relevant Shipbuilding Contract Protocol of Delivery and Acceptance, the relevant Lease Protocol of Delivery and Acceptance and the relevant Time Charter Protocol of Delivery and Acceptance duly executed by the relevant parties;

3   Mortgage registration

evidence that immediately upon delivery of the Ship the relevant Mortgage (including the relevant Mortgage Transfer) will be registered against such Ship under the laws and flag of the Flag State;

4   Insurances

the Agent shall have received the following:

(a)   evidence that the Insurances have been effected in accordance with clause 8.5;

(b)   a letter of undertaking in a form acceptable to the Facility Agent addressed to the Security Trustee by the Approved Brokers or agreement of the Approved Brokers to issue a letter of undertaking in a form agreed by the Security Trustee; and

(c)   an opinion from such insurance consultants to the Facility Agent as the Facility Agent may require on the insurances effected or to be effected in respect of the relevant Ship upon and following the relevant Delivery Date or agreement of the insurance consultants to issue an opinion in a form agreed by the Security Trustee;

5   Bahamas opinion

an opinion in respect of the relevant Mortgage (including the relevant Mortgage Transfer) of [Higgs & Johnson], special legal advisers on matters of Bahamas law to the Finance Parties;

6   DOC and SMC

a certified true copy of the DOC of the Operator of the relevant Ship and either (a) a certified true copy of the SMC for the relevant Ship or (b) evidence satisfactory to the Facility Agent that the Operator for the relevant Ship has applied to the relevant Regulatory Agency for an SMC for such Ship to be issued pursuant to the ISM Code within any time-limit required or recommended by such Regulatory Agency;

7   ISPS Code

evidence that the Lessee and the relevant Ship are in compliance with the ISPS Code and regulations issued by any relevant Regulatory Agency in respect of the ISPS Code;

8   Ship certificates

evidence that on or immediately following delivery of the Ship, the Facility Agent will receive copies of each of the following trading certificates:

(a)   Builder's certificate and/or Bill of Sale;

(b)   Certificate of registry; and

(c)   Classification certificate (hull & machinery); and

9   Lease Conditions Precedent

a certificate duly executed by the Lessor evidencing the satisfaction or waiver on terms satisfactory to the Lessor of all corresponding conditions precedent required to be satisfied by the Lessee under the Lease in respect of the payment of the relevant Delivery Instalment and the delivery of the relevant Ship under the Lease.

Form of Substitution Certificate

(referred to in clause 15.3)

SUBSTITUTION CERTIFICATE

Lenders are advised not to employ Substitution Certificates or otherwise to assign or transfer interests in the Loan Agreement without further ensuring that the transaction complies with all applicable laws and regulations, including the Financial Services Act 1986 and regulations made thereunder and similar statutes which may be in force in other jurisdictions

To: Calyon, as facility agent on its own behalf and on behalf of the Borrowers, the Security Trustee and the Lenders defined in the Loan Agreement referred to below.

[Date]

Attention: •

This certificate ("**Substitution Certificate**") relates to a loan agreement dated • December 2004 (the "**Loan Agreement**") and made between (1) Al Marrouna Inc., Al Areesh Inc., and Al Daayen Inc. (the "**Borrowers**"), (2) The Export-Import Bank of Korea and the banks and financial institutions defined therein as Commercial Lenders (together the "**Lenders**"), (3) Calyon as Arranger (4) Calyon as Facility Agent and (5) Calyon as Security Trustee; for a loan of up to $468,108,023. Terms defined in the Loan Agreement shall, unless otherwise defined herein, have the same meanings herein as therein.

In this Certificate:

the "**Existing Lender**" means [**full name**] of [**lending office**]; and

the "**New Lender**" means [**full name**] of [**lending office**].

1 The Existing Lender with full title guarantee assigns to the New Lender absolutely all rights and interests (present, future or contingent) which the Existing Lender has as a Lender under or by virtue of the Loan Agreement, the Agency Agreement and all the Security Documents in relation to [   ] per cent. ([ ]%) of the Contribution of the Existing Lender (or its predecessors in title) details of which are set out below:

Date of Advances	Amount of Advances or Ship Tranche	Existing Lender's Contribution to Advances or Ship Tranches	Maturity Date

2 By virtue of this Substitution Certificate and clause 15 of the Loan Agreement, the Existing Lender is discharged [entirely from its Available Commitment which amounts to $[   ]] [from [   ] per cent. ([   ]%) of its Available Commitment, which percentage represents $[   ]].

3 The New Lender hereby requests the Borrowers, the Facility Agent, the Security Trustee and the Lenders to accept the executed copies of this Substitution Certificate as being delivered pursuant to and for the purposes of clause 15.3 of the Loan Agreement so as to take effect in accordance with the terms thereof on [date of transfer].

4 The New Lender:

   (a) confirms that it has received a copy of the Loan Agreement, the Agency Agreement and the other Security Documents together with such other documents and information as it has required in connection with the transaction contemplated thereby;

       (i) confirms that it has not relied and will not hereafter rely on the Existing Lender or the Facility Agent to check or enquire on its behalf into the legality, validity, effectiveness, adequacy, accuracy or completeness of the Loan Agreement, the Agency Agreement, any of the Security Documents or any such documents or information;

       (ii) agrees that it has not relied and will not rely on the Existing Lender, the Facility Agent, the Security Trustee or the Lenders to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrowers, or any other Security Party (save as otherwise expressly provided therein);

       (iii) warrants that it has power and authority to become a party to the Loan Agreement and the Agency Agreement and has taken all necessary action to authorise execution of this Substitution Certificate and to obtain all necessary approvals and consents to the assumption of its obligations under the Loan Agreement, the Agency Agreement and the Security Documents;

       (iv) acknowledges and accepts the provisions of paragraph 4(iii) above; and

       (v) if not already a Lender, appoints the Facility Agent and the Security Trustee to act, respectively, as its agent and security trustee as provided in the Loan Agreement and the Security Documents and agrees to be bound by the terms of the Loan Agreement.

5 The Existing Lender:

   (a) warrants to the New Lender that it has full power to enter into this Substitution Certificate and has taken all corporate action necessary to authorise it to do so;

       (i) warrants to the New Lender that this Substitution Certificate is binding on the Existing Lender under the laws of England, the country in which the Existing Lender is incorporated and the country in which its lending office is located; and

       (ii) agrees that it will, at its own expense, execute any documents which the New Lender reasonably requests for perfecting in any relevant jurisdiction the New Lender's title under this Substitution Certificate or for a similar purpose.

6 The New Lender hereby undertakes with the Existing Lender and each of the other parties to the Loan Agreement and the other Security Documents that it will perform in accordance with its terms all those obligations which by the terms of the Loan Agreement, the Agency Agreement and the other Security Documents will be assumed by it after delivery of the executed copies of this Substitution Certificate to the Facility Agent and satisfaction of the conditions (if any) subject to which this Substitution Certificate is expressed to take effect.

7 By execution of this Substitution Certificate on their behalf by the Facility Agent and in reliance upon the representations and warranties of the New Lender, the Borrowers and the Finance Parties accept the New Lender as a party to the Loan Agreement and the Security Documents with respect to all those rights and/or obligations which by the terms of the Loan Agreement and the Security Documents will be assumed by the New Lender (including those about pro-rata sharing and the exclusion of liability on the part of, and the indemnification of, the Facility Agent as provided by the Loan Agreement and the Agency Agreement) after delivery of the executed copies of this Substitution Certificate to the Facility Agent and satisfaction of the conditions (if any) subject to which this Substitution Certificate is expressed to take effect.

8 None of the Existing Lender or the other Finance Parties:

(a) makes any representation or warranty nor assumes any responsibility with respect to the legality, validity, effectiveness, adequacy or enforceability of the Loan Agreement or any of the Security Documents or any document relating thereto; or

(b) assumes any responsibility for the financial condition of the Borrowers or any other Security Party or any party to any such other document or for the performance and observance by the Borrowers or any other Security Party or any party to any such other document (save as otherwise expressly provided therein) and any and all such conditions and warranties, whether express or implied by law or otherwise, are hereby excluded (except as aforesaid).

9 The Existing Lender and the New Lender each undertake that they will on demand fully indemnify the Facility Agent in respect of any claim, proceeding, liability or expense which relates to or results from this Substitution Certificate or any matter concerned with or arising out of it unless caused by the Facility Agent's gross negligence or wilful misconduct, as the case may be.

10 The Existing Lender hereby declares that its rights as a beneficiary of the securities created pursuant to those of the Security Documents governed by French law are expressly reserved in accordance with Article 1278 of the French Civil Code (*Code Civil*) and such reservation is hereby expressly acknowledged and accepted by the New Lender.

In addition, the Existing Lender and the New Lender hereby undertake to notify the Borrowers of such reservation of rights and to obtain the acknowledgement thereof from the Borrowers.

11 The agreements and undertakings of the New Lender in this Substitution Certificate are given to and for the benefit of and made with each of the other parties to the Loan Agreement and the Security Documents.

12 This Substitution Certificate is governed by, and shall be construed in accordance with, English law.

Existing Lender   New Lender

By: By:

Dated: Dated:

Agent

Agreed for and on behalf of itself as Facility Agent, the Security Trustee
the Borrower, the Arranger and the Lenders

CALYON

By:

Dated:

Note: The execution of this Substitution Certificate alone may not transfer a proportionate share of the Existing Lender's interest in the security constituted by the Security Documents in the Existing Lender's or New Lender's jurisdiction. It is the responsibility of the New Lender to ascertain whether any other documents are required to perfect a transfer of such a share in the Existing Lender's interest in such security in any such jurisdiction and, if so, to seek appropriate advice and arrange for execution of the same.

The Schedule

Outstanding Contribution: $•
Commitment: $•
Portion Transferred: •%

Administrative Details of Transferee

Name of New Lender:
Lending Office:
Contact Person
(Loan Administration Department):

Telephone:
Telefax No:

Contact Person
(Credit Administration Department):
Telephone:
Telefax No:

Account for payments:

Repayment Schedules

Part A

(**Commercial Lenders Tranche**)

Repayment Date	Ship Tranche (Hull N°2238) ($)	Ship Tranche (Hull N°2239) ($)	Ship Tranche (Hull N°2240) ($)
1	0	0	0
2	0	0	0
3	0	0	0
4	0	0	0
5	0	0	0
6	0	0	0
7	0	0	0
8	0	0	0
9	0	0	0
10	0	0	0
11	0	0	0
12	0	0	0
13	0	0	0
14	0	0	0
15	0	0	0
16	0	0	0
17	0	0	0
18	0	0	0
19	0	0	0
20	0	0	0
21	0	0	0
22	0	0	0
23	0	0	0
24	0	0	0
25	0	0	0
26	0	0	0
27	0	0	0
28	0	0	0
29	0	0	0
30	0	0	0
31	0	0	0
32	0	0	0
33	0	0	0
34	0	0	0
35	0	0	0
36	0	0	0
37	0	0	0
38	0	0	0
39	0	0	0
40	0	0	0
41	0	0	0
42	0	0	0

43	0	0	0
44	0	0	0
45	0	0	0
46	0	0	0
47	0	0	0
final maturity date	56,052,671	56,172,079	56,294,138

Part B

(KEXIM Tranche)

Tranche A Vessel 2238

	Drawdown	Repayment	Loan Outstanding
31-Oct-06	$99,649,193		$99,649,193
31-Jan-07		$2,076,025	$97,573,168
30-Apr-07		$2,076,025	$95,497,143
31-Jul-07		$2,076,025	$93,421,118
31-Oct-07		$2,076,025	$91,345,094
31-Jan-08		$2,076,025	$89,269,069
30-Apr-08		$2,076,025	$87,193,044
31-Jul-08		$2,076,025	$85,117,019
31-Oct-08		$2,076,025	$83,040,994
31-Jan-09		$2,076,025	$80,964,969
30-Apr-09		$2,076,025	$78,888,944
31-Jul-09		$2,076,025	$76,812,920
31-Oct-09		$2,076,025	$74,736,895
31-Jan-10		$2,076,025	$72,660,870
30-Apr-10		$2,076,025	$70,584,845
31-Jul-10		$2,076,025	$68,508,820
31-Oct-10		$2,076,025	$66,432,795
31-Jan-11		$2,076,025	$64,356,770
30-Apr-11		$2,076,025	$62,280,746
31-Jul-11		$2,076,025	$60,204,721
31-Oct-11		$2,076,025	$58,128,696
31-Jan-12		$2,076,025	$56,052,671
30-Apr-12		$2,076,025	$53,976,646
31-Jul-12		$2,076,025	$51,900,621
31-Oct-12		$2,076,025	$49,824,596
31-Jan-13		$2,076,025	$47,748,572
30-Apr-13		$2,076,025	$45,672,547
31-Jul-13		$2,076,025	$43,596,522
31-Oct-13		$2,076,025	$41,520,497
31-Jan-14		$2,076,025	$39,444,472
30-Apr-14		$2,076,025	$37,368,447
31-Jul-14		$2,076,025	$35,292,423
31-Oct-14		$2,076,025	$33,216,398
31-Jan-15		$2,076,025	$31,140,373
30-Apr-15		$2,076,025	$29,064,348
31-Jul-15		$2,076,025	$26,988,323
31-Oct-15		$2,076,025	$24,912,298
31-Jan-16		$2,076,025	$22,836,273
30-Apr-16		$2,076,025	$20,760,249
31-Jul-16		$2,076,025	$18,684,224
31-Oct-16		$2,076,025	$16,608,199
31-Jan-17		$2,076,025	$14,532,174
30-Apr-17		$2,076,025	$12,456,149
31-Jul-17		$2,076,025	$10,380,124
31-Oct-17		$2,076,025	$8,304,099
31-Jan-18		$2,076,025	$6,228,075

30-Apr-18	$2,076,025	$4,152,050
31-Jul-18	$2,076,025	$2,076,025
31-Oct-18	$2,076,025	$0



Tranche B Vessel 2239

	Drawdown	Repayment	Loan Outstanding
10-Jan-07	$99,861,474		$99,861,474
10-Apr-07		$2,080,447	$97,781,027
10-Jul-07		$2,080,447	$95,700,579
10-Oct-07		$2,080,447	$93,620,132
10-Jan-08		$2,080,447	$91,539,685
10-Apr-08		$2,080,447	$89,459,237
10-Jul-08		$2,080,447	$87,378,790
10-Oct-08		$2,080,447	$85,298,342
10-Jan-09		$2,080,447	$83,217,895
10-Apr-09		$2,080,447	$81,137,448
10-Jul-09		$2,080,447	$79,057,000
10-Oct-09		$2,080,447	$76,976,553
10-Jan-10		$2,080,447	$74,896,106
10-Apr-10		$2,080,447	$72,815,658
10-Jul-10		$2,080,447	$70,735,211
10-Oct-10		$2,080,447	$68,654,763
10-Jan-11		$2,080,447	$66,574,316
10-Apr-11		$2,080,447	$64,493,869
10-Jul-11		$2,080,447	$62,413,421
10-Oct-11		$2,080,447	$60,332,974
10-Jan-12		$2,080,447	$58,252,527
10-Apr-12		$2,080,447	$56,172,079
10-Jul-12		$2,080,447	$54,091,632
10-Oct-12		$2,080,447	$52,011,184
10-Jan-13		$2,080,447	$49,930,737
10-Apr-13		$2,080,447	$47,850,290
10-Jul-13		$2,080,447	$45,769,842
10-Oct-13		$2,080,447	$43,689,395
10-Jan-14		$2,080,447	$41,608,948
10-Apr-14		$2,080,447	$39,528,500
10-Jul-14		$2,080,447	$37,448,053
10-Oct-14		$2,080,447	$35,367,605
10-Jan-15		$2,080,447	$33,287,158
10-Apr-15		$2,080,447	$31,206,711
10-Jul-15		$2,080,447	$29,126,263
10-Oct-15		$2,080,447	$27,045,816
10-Jan-16		$2,080,447	$24,965,369
10-Apr-16		$2,080,447	$22,884,921
10-Jul-16		$2,080,447	$20,804,474
10-Oct-16		$2,080,447	$18,724,026
10-Jan-17		$2,080,447	$16,643,579
10-Apr-17		$2,080,447	$14,563,132
10-Jul-17		$2,080,447	$12,482,684
10-Oct-17		$2,080,447	$10,402,237
10-Jan-18		$2,080,447	$8,321,790
10-Apr-18		$2,080,447	$6,241,342
10-Jul-18		$2,080,447	$4,160,895
10-Oct-18		$2,080,447	$2,080,447
10-Jan-19		$2,080,447	$0

Tranche C Vessel 2240

	Drawdown	Repayment	Loan Outstanding
30-Apr-07	$100,078,468		$100,078,468
30-Jul-07		$2,084,968	$97,993,500
30-Oct-07		$2,084,968	$95,908,532
30-Jan-08		$2,084,968	$93,823,564
30-Apr-08		$2,084,968	$91,738,596
30-Jul-08		$2,084,968	$89,653,628
30-Oct-08		$2,084,968	$87,568,660
30-Jan-09		$2,084,968	$85,483,691
30-Apr-09		$2,084,968	$83,398,723
30-Jul-09		$2,084,968	$81,313,755
30-Oct-09		$2,084,968	$79,228,787
30-Jan-10		$2,084,968	$77,143,819
30-Apr-10		$2,084,968	$75,058,851
30-Jul-10		$2,084,968	$72,973,883
30-Oct-10		$2,084,968	$70,888,915
30-Jan-11		$2,084,968	$68,803,947
30-Apr-11		$2,084,968	$66,718,979
30-Jul-11		$2,084,968	$64,634,011
30-Oct-11		$2,084,968	$62,549,043
30-Jan-12		$2,084,968	$60,464,074
30-Apr-12		$2,084,968	$58,379,106
30-Jul-12		$2,084,968	$56,294,138
30-Oct-12		$2,084,968	$54,209,170
30-Jan-13		$2,084,968	$52,124,202
30-Apr-13		$2,084,968	$50,039,234
30-Jul-13		$2,084,968	$47,954,266
30-Oct-13		$2,084,968	$45,869,298
30-Jan-14		$2,084,968	$43,784,330
30-Apr-14		$2,084,968	$41,699,362
30-Jul-14		$2,084,968	$39,614,394
30-Oct-14		$2,084,968	$37,529,426
30-Jan-15		$2,084,968	$35,444,457
30-Apr-15		$2,084,968	$33,359,489
30-Jul-15		$2,084,968	$31,274,521
30-Oct-15		$2,084,968	$29,189,553
30-Jan-16		$2,084,968	$27,104,585
30-Apr-16		$2,084,968	$25,019,617
30-Jul-16		$2,084,968	$22,934,649
30-Oct-16		$2,084,968	$20,849,681
30-Jan-17		$2,084,968	$18,764,713
30-Apr-17		$2,084,968	$16,679,745
30-Jul-17		$2,084,968	$14,594,777
30-Oct-17		$2,084,968	$12,509,809
30-Jan-18		$2,084,968	$10,424,840
30-Apr-18		$2,084,968	$8,339,872
30-Jul-18		$2,084,968	$6,254,904
30-Oct-18		$2,084,968	$4,169,936
30-Jan-19		$2,084,968	$2,084,968

30-Apr-19 $2,084,968 $0

Schedule 7

Indicative Schedule of Advances

Instalment	Hull 2238 Commercial	Hull 2238 KEXIM	Hull 2238 Total	Hull 2239 Commercial	Hull 2239 KEXIM	Hull 2239 Total	Hull 2240 Commercial	Hull 2240 KEXIM	Hull 2240 Total
Second - Steel Cutting	$14,013,167.75	$24,912,298.25	$38,925,466.00	$14,043,019.75	$24,965,368.50	$39,008,388.25	$14,073,534.50	$25,019,617.00	$39,093,151.50
Third - Keel Laying	$14,013,167.75	$24,912,298.25	$38,925,466.00	$14,043,019.75	$24,965,368.50	$39,008,388.25	$14,073,534.50	$25,019,617.00	$39,093,151.50
Fourth - Launching	$14,013,167.75	$24,912,298.25	$38,925,466.00	$14,043,019.75	$24,965,368.50	$39,008,388.25	$14,073,534.50	$25,019,617.00	$39,093,151.50
Delivery	$14,013,167.75	$24,912,298.25	$38,925,466.00	$14,043,019.75	$24,965,368.50	$39,008,388.25	$14,073,534.50	$25,019,617.00	$39,093,151.50
TOTAL	**$56,052,671.00**	**$99,649,193.00**	**$155,701,864.00**	**$56,172,079.00**	**$99,861,474.00**	**$156,033,553.00**	**$56,294,138.00**	**$100,078,468.00**	**$156,372,606.00**
									$468,108,023.00

Borrowers

SIGNED by	)	
for and on behalf of	)	
AL MARROUNA INC.	)	
pursuant to a Power of Attorney	)	…………………….
	)	Attorney in-fact

SIGNED by	)	
for and on behalf of	)	
AL AREESH INC.	)	
pursuant to a Power of Attorney	)	…………………….
	)	Attorney in-fact

SIGNED by	)	
for and on behalf of	)	
AL DAAYEN INC.	)	
pursuant to a Power of Attorney	)	…………………….
	)	Attorney in-fact

Facility Agent

SIGNED by	)	
for and on behalf of	)	
CALYON	)	…………………….
as Facility Agent pursuant to a	)	Attorney-in-fact
Power of Attorney	)	

Security Trustee

SIGNED by	)	
for and on behalf of	)	
CALYON	)	…………………….
as Security Trustee pursuant to a	)	Attorney-in-fact
Power of Attorney	)	

Arranger

SIGNED by)
for and on behalf of)
CALYON) …………………………….
as Arranger pursuant to a) Attorney-in-fact
Power of Attorney)

KEXIM

SIGNED by   )
for and on behalf of   )   …………………………….
THE EXPORT-IMPORT BANK OF KOREA   )

The Commercial Lenders

SIGNED by   )
for and on behalf of   )
CALYON   )   …………………………….
as a Commercial Lender pursuant to a   )   Attorney-in-fact
Power of Attorney   )

SIGNED by   )
for and on behalf of   )
DnB NOR BANK ASA   )   …………………………….
as a Commercial Lender pursuant to a   )   Attorney-in-fact
Power of Attorney   )

SIGNED by   )
for and on behalf of   )
THE ROYAL BANK OF SCOTLAND PLC   )   …………………………….
as a Commercial Lender pursuant to a   )   Attorney-in-fact
Power of Attorney   )

SIGNED by   )
for and on behalf of   )
ING BANK N.V.   )   …………………………….
as a Commercial Lender pursuant to a   )   Attorney-in-fact
Power of Attorney   )

SIGNED by   )
for and on behalf of   )
NORDEA BANK NORGE ASA   )
GRAND CAYMAN BRANCH   )   …………………………….
as a Commercial Lender pursuant to a   )   Attorney-in-fact
Power of Attorney   )

Date   2006

AL MARROUNA INC. (formerly DSME HULL NO. 2238 INC.),
AL AREESH INC. (formerly DSME HULL NO. 2239 INC.)
and AL DAAYEN INC. (formerly DSME HULL NO. 2240 INC.
as joint and several Borrowers (1)

CALYON
as Arranger (2)

CALYON
as Facility Agent (3)

CALYON
as Security Trustee (4)

THE EXPORT-IMPORT BANK OF KOREA
as loan provider (5)

THE BANKS AND FINANCIAL INSTITUTIONS
whose names and addresses are set out in
Schedule 1 as Commercial Lenders (6)

TEEKAY NAKILAT (II) LIMITED
as Lessee (7)

TEEKAY NAKILAT CORPORATION (8)
as Shareholder

QATAR GAS TRANSPORT COMPANY
LIMITED (NAKILAT) (9)
as guarantor

and

TEEKAY SHIPPING CORPORATION (10)
as Original Guarantor

SECOND SUPPLEMENTAL AGREEMENT
relating to a US$468,108,023 loan to
finance three LNG tankers to be time chartered to Ras Laffan Liquefied Natural
Gas Company Limited II

Contents

THIS SECOND SUPPLEMENTAL AGREEMENT is dated   August 2006 and made **BETWEEN**:

    (1) **AL MARROUNA INC.** (formerly DSME HULL NO. 2238 INC.), **AL AREESH INC.** (formerly DSME HULL NO. 2239 INC.) and **AL DAAYEN INC.** (formerly DSME HULL NO. 2240 INC.) as joint and several Borrowers;

    (2) **CALYON** as Arranger;

    (3) **CALYON** as Facility Agent;

    (4) **CALYON** as Security Trustee;

    (5) **THE EXPORT-IMPORT BANK OF KOREA** as KEXIM;

    (6) **THE BANKS AND FINANCIAL INSTITUTIONS** whose names and addresses are set out in Schedule 1 (the "**Commercial Lenders**" and, together with KEXIM, the "**Lenders**");

    (7) **TEEKAY NAKILAT (II) LIMITED** as Lessee;

    (8) **TEEKAY NAKILAT CORPORATION** as Shareholder;

    (9) **QATAR GAS TRANSPORT COMPANY LIMITED (NAKILAT)** as QGTC; and

    (10) **TEEKAY SHIPPING CORPORATION** (the "**Original Guarantor**").

WHEREAS:

    (A) this Agreement is supplemental to a loan agreement dated 15 December 2004, as amended and restated pursuant to a supplemental agreement dated 15 December 2005 (as so amended and restated, the "**Original Loan Agreement**") made between (1) the Borrowers, (2) the Arranger, (3) the Facility Agent, (4) the Security Trustee, (5) KEXIM and (6) the Commercial Lenders, pursuant to which the Lenders agreed to make available to the Borrowers jointly and severally a loan of up to an aggregate amount of four hundred and sixty eight million, one hundred and eight thousand and twenty three Dollars ($468,108,023) upon the terms and conditions therein set out, to be used for the purposes of financing part of the cost of the purchase of the Ships;

    (B) by a corporate guarantee dated 15 December 2004, as amended by a supplemental letter dated 15 December 2005 and a waiver letter dated 20 January 2006 (as so amended, the "**Original Guarantee**") made between the Original Guarantor and (2) the Security Trustee, the Original Guarantor agreed to guarantee the obligations of the Borrowers to the Lenders under the Original Loan Agreement and the other Security Documents; and

    (C) the Borrowers have requested, (1) that the Commercial Lenders consent to an amendment to the Original Loan Agreement to reflect a proposed change to the interest margin payable to the Commercial Lenders and (2) as contemplated by clause 17.9 of the Original Loan Agreement, the Lenders agree to the provision of a new guarantee by Teekay LNG Partners L.P. (the "**New Guarantor**") and this Agreement sets out the terms and conditions upon which the Finance Parties shall, at the request of the Borrowers, agree to such changes.

NOW IT IS HEREBY AGREED as follows:

1 Definitions

1.1 Defined expression

Words and expressions defined in the Loan Agreement (as defined below) shall unless the context otherwise requires or unless otherwise defined herein, have the same meanings when used in this Agreement.

1.2 Definitions

In this Agreement unless the context otherwise requires:

"**Effective Date**" means the date on which the Effective Date Notice is executed and dated by the Facility Agent;

"**Effective Date Notice**" means a notice in the form set out in Schedule 4;

"**Loan Agreement**" means the Original Loan Agreement as amended by this Agreement;

"**New Guarantee**" means the guarantee executed or to be executed by the New Guarantor in favour of the Security Trustee in respect of the obligations of the Borrowers to the Finance Parties under the Loan Agreement and the Security Documents in the form set out in Schedule 5;

"**Relevant Documents**" means this Agreement and the New Guarantee together with all notices, consents, certificates and other documents and agreements issued or, as the case may be, to be issued pursuant to the matters referred to in Recital (C) in the form approved by the Finance Parties; and

"**Relevant Parties**" means the Borrowers, the Lessee, the Shareholder, QGTC and (except in respect of clause 4.1.1) the Original Guarantor.

1.3 Loan Agreement

References in any of the Security Documents (other than the Loan Agreement) which remain in effect following the Effective Date to the Original Loan Agreement shall, with effect from the Effective Date and unless the context otherwise requires, be references to the Original Loan Agreement as amended by this Agreement and shall also be deemed to include this Agreement and the obligations of the Borrowers hereunder and words such as "therein", "thereof", "thereunder", "thereafter", "thereby" and "thereto", where they appear in such documents, shall be construed accordingly.

1.4 New Guarantee

References in any of the Security Documents which remain in effect following the Effective Date to the "Teekay Guarantee" shall, with effect from the Effective Date and unless the context otherwise requires, be references to the New Guarantee and words such as "herein", "hereof", "hereafter", "hereunder", "hereby", and "hereto", where they appear in such Documents, shall be construed accordingly.

1.5 Headings

Clause headings and the table of contents are inserted for convenience of reference only and shall be ignored in the interpretation of this Agreement.

1.6 Construction of certain terms

Clause 1.4 of the Original Loan Agreement shall apply to this Agreement (mutatis mutandis) as if set out herein and as if references therein to "this Agreement" were references to this Agreement and references therein to "clauses" and "Schedules" were references to clauses of, and Schedules to, this Agreement.

1.7 Contracts (Rights of Third Parties Act) 1999

No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

2 Consent of the Finance Parties

Each of the Finance Parties, relying upon the representations and warranties on the part of the Relevant Parties contained in clause 4, agrees with the Relevant Parties, subject to the terms and conditions of this Agreement and in particular, but without prejudice to the generality of the foregoing, fulfilment of the conditions contained in clause 5 and Schedule 2, (a) to the amendment of the Original Loan Agreement on the terms set out in clause 3 and Schedule 3, (b) to the replacement of the Original Guarantee with the New Guarantee and (c) to the release and discharge of all liabilities and obligations of the Original Guarantor under the Original Guarantee.

3 Amendments to Original Loan Agreement

3.1 Loan Agreement

The Original Loan Agreement shall, with effect on and from the Effective Date, be (and it is hereby) amended in accordance with the provisions set out in Schedule 3 (and the Loan Agreement (as so amended) will continue to be binding upon the Finance Parties and the Borrowers upon such terms as so amended).

3.2 Continued force and effect

Save as amended by this Agreement, the provisions of the Original Loan Agreement shall continue in full force and effect and the Original Loan Agreement and this Agreement shall be read and construed as one instrument.

3.3 Effective Date

If the Effective Date does not occur on or prior to 31 September 2006, then this Agreement and the rights and obligations of each of the parties hereunder shall cease to have any force or effect and the Original Loan Agreement shall continue in full force and effect in its original forms unamended and not restated pursuant to this Agreement.

It is further acknowledged by all parties hereunder that prior to the Effective Date, the provisions of the Original Loan Agreement shall continue in full force and effect unaffected by the provisions of this Agreement.

4 Representations and warranties

4.1 Primary representations and warranties

Each of the Relevant Parties represents and warrants to each of the Finance Parties that:

4.1.1 Existing representations and warranties

the representations and warranties set out in clause 7 of the Original Loan Agreement and clause 4 of the QGTC Guarantee were true and correct on the date of the Original Loan Agreement and the QGTC Guarantee respectively and such representations and warranties are true and correct, including to the extent that they may have been or shall be amended by this Agreement, as if made at the date of this Agreement with reference to the facts and circumstances existing at such date;

4.1.2 Corporate power

each of the Relevant Parties has power to execute, deliver and perform its obligations under the Relevant Documents to which it is or is to be a party, and all necessary corporate, shareholder and other action has been taken by each of the Relevant Parties to authorise the execution, delivery and performance of the Relevant Documents to which it is or is to be a party;

4.1.3 Binding obligations

the Relevant Documents to which it is or is to be a party constitute or will, when executed, constitute valid and legally binding obligations of each of the Relevant Parties enforceable in accordance with their respective terms save as such enforcement may be restricted by laws affecting rights of creditors generally;

4.1.4 No conflict with other obligations

the execution, delivery and performance of the Relevant Documents to which it is or is to be a party by each of the Relevant Parties will not (a) contravene any existing law, statute, rule or regulation or any judgment, decree or permit to which any of the Relevant Parties is subject, (b) conflict with, or result in any breach of any of the terms of, or constitute a default under, any agreement or other instrument to which any of the Relevant Parties is a party or is subject or by which it or any of its property is bound or (c) contravene or conflict with any provision of the memorandum and articles of association or other constitutional documents of any of the Relevant Parties or (d) result in the creation or imposition of or oblige any of the Relevant Parties to create any Encumbrance (other than a Permitted Encumbrance) on any of the undertaking, assets, rights or revenues of any of the Relevant Parties;

4.1.5 No filings required

it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of any of the Relevant Documents that they or any other instrument be notarised, filed, recorded, registered or enrolled in any court, public office or elsewhere in any Relevant Jurisdiction or that any stamp, registration or similar tax or charge be paid in any Relevant Jurisdiction on or in relation to the Relevant Documents and each of the Relevant Documents is in proper form for its enforcement in the courts of each Relevant Jurisdiction;

4.1.6 Pari Passu

the obligations of such Relevant Parties under the Relevant Documents to which it is a party are direct, general and unconditional obligations of such Relevant Party and rank at least pari passu with all other present and future unsecured and unsubordinated Indebtedness of such Relevant Party;

4.1.7 Choice of law

the choice of English law to govern the Relevant Documents and the submissions by the Relevant Parties to the non-exclusive jurisdiction of the English courts are valid and binding; and

4.1.8 Consents obtained

every consent, authorisation, licence or approval of, or registration or declaration to, governmental or public bodies or authorities or courts required by any of the Relevant Parties in connection with the execution, delivery, validity, enforceability or admissibility in evidence of the Relevant Documents to which it is or will become a party or the performance by any of the Relevant Parties of their respective obligations under such documents has been obtained or made and is in full force and effect and there has been no default in the observance of any conditions or restrictions (if any) imposed in, or in connection with, any of the same.

4.2 Repetition of representations and warranties

Each of the representations and warranties contained in clause 4.1 of this Agreement, clause 7 of the Loan Agreement and clause 4 of the QGTC Guarantee shall be deemed to be repeated by the Borrowers and QGTC respectively on the Effective Date as if made with reference to the facts and circumstances existing on such day.

4.3 Legal qualifications

As regards the representations and warranties set out in clauses 4.1.2 to 4.1.8 to the extent that the subject matter of those representations and warranties is within the scope of any legal opinion provided to the Finance Parties, such representations and warranties shall be qualified by reference to any qualification, reservation or exception as to matters of law contained in such legal opinions but excluding any assumptions or references to matters of fact.

5 Conditions

5.1 Documents and evidence

The consent of the Finance Parties referred to in clause 2 shall be subject to the receipt by the Facility Agent or its duly authorised representative of the documents and evidence specified in Schedule 2 in form and substance satisfactory to the Facility Agent.

5.2 General conditions precedent

The consent of the Finance Parties referred to in clause 2 shall be further subject to:

5.2.1 the representations and warranties in clause 4 being true and correct on the Effective Date as if each was made with respect to the facts and circumstances existing at such time; and

5.2.2 no Default having occurred and be continuing at the time of the Effective Date.

5.3 Waiver of conditions precedent

The conditions specified in this clause 5 are inserted solely for the benefit of the Finance Parties and may be waived on their behalf by the Facility Agent acting on the instructions of the Majority Lenders in whole or in part with or without conditions.

6 Relevant Parties' confirmations

6.1 QGTC Guarantee

QGTC hereby confirms its consent to the amendments to the Original Loan Agreement contained in this Agreement and agrees that:

6.1.1 the QGTC Guarantee, and the obligations of QGTC thereunder, shall remain and continue in full force and effect notwithstanding the said amendments to the Original Loan Agreement contained in this Agreement; and

6.1.2 with effect from the Effective Date references in the QGTC Guarantee to the "Agreement" shall henceforth be reference to the Original Loan Agreement as amended by this Agreement and as from time to time hereafter amended and shall also be deemed to include this Agreement and the obligations of the Borrowers hereunder.

6.2 Security Documents

Each of the Relevant Parties hereby confirms its consent to the amendments to the Original Loan Agreement contained in this Agreement and agrees that:

6.2.1 the Security Documents to which it is a party and its obligations thereunder (to the extent not already released or which otherwise remain in existence following the Effective Date), shall remain and continue in full force and effect notwithstanding the said amendments to the Original Loan Agreement contained in this Agreement;

6.2.2 with effect from the Effective Date references in any of the Security Documents to the Original Loan Agreement shall henceforth be reference to the Original Loan Agreement as amended by this Agreement and as from time to time hereafter amended and shall also be deemed to include this Agreement and the obligations of the Borrowers hereunder; and

6.2.3 with effect from the Effective Date, the Original Guarantor shall cease to be a "Security Party" for the purposes of the Loan Agreement.

6.3 Commercial Tranche Margin

Each of the Relevant Parties hereby (a) confirms its consent to the amendment to the Commercial Tranche Margin in accordance with the provisions set out in clause 3.1 and Schedule 3 paragraph 1 and (b) confirms that such amendments shall be deemed to take effect from 25 July 2006 in accordance with the provisions of a side letter dated 25 July 2006 made between the Borrowers and the Commercial Lenders.

7 Expenses

7.1 Expenses

The Borrowers agree to pay to the Facility Agent on a full indemnity basis on demand all expenses (including legal, consular and registration expenses) incurred by the Facility Agent and any of the other Finance Parties:

7.1.1 in connection with the negotiation, preparation, execution and, where relevant, registration of this Agreement and of any amendment or extension of or the granting of any waiver or consent under any of the Relevant Documents;

7.1.2 in contemplation of, or otherwise in connection with, the enforcement of, or preservation of any rights under any of the Relevant Documents or otherwise in respect of the moneys owing and obligations incurred under any of the Relevant Documents,

together with interest at the rate referred to in clause 3.3 of the Loan Agreement from the date on which such expenses were incurred to the date of payment (as well after as before judgment).

7.2 Value Added Tax

All expenses payable pursuant to this clause 7 shall be paid together with value added tax or any similar tax (if any) properly chargeable thereon. Any value added tax chargeable in respect of any services supplied by the Facility Agent under this Agreement shall, on delivery of the value added tax invoice, be paid in addition to any sum agreed to be paid hereunder.

7.3 Stamp and other duties

The Borrowers agree to pay to the Facility Agent on demand all stamp, documentary, registration or other like duties or taxes (including any duties or taxes payable by the Facility Agent and any of the other Finance Parties) imposed on or in connection with this Agreement, the other Relevant Documents and shall indemnify the Facility Agent and the any of the other Finance Parties against any liability arising by reason of any delay or omission by the Borrowers to pay such duties or taxes.

8 Miscellaneous and notices

8.1 Notices

The provisions of clause 17.1 of the Loan Agreement and clause 7.1 of the QGTC Guarantee shall extend and apply to the giving or making of notices or demands hereunder as if the same were expressly stated herein.

8.2 Counterparts

This Agreement may be executed in any number of counterparts and by the different parties on separate counterparts and, provided each of the parties shall so execute this Agreement, each of the executed counterparts, when duly exchanged or delivered, shall be deemed to be an original but, taken together, they shall constitute one instrument.

8.3 Partial invalidity

If, at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision in any other respect or under the law of any other jurisdiction will be affected or impaired in any way.

9 Applicable law

9.1 Law

This Agreement is governed by and shall be construed in accordance with English law.

9.2 Submission to jurisdiction

Each of the Relevant Parties agrees, for the benefit of the Facility Agent and the other Finance Parties or any of them, that any legal action or proceedings arising out of or in connection with this Agreement against any of the Relevant Parties or any of their assets may be brought in the English courts. Each of the Relevant Parties irrevocably and unconditionally submits to the jurisdiction of such courts and each Relevant Party (apart from the Lessee) irrevocably designates, appoints and empowers Teekay Shipping (UK) Limited at present of 2nd Floor, 86 Jermyn Street, London SW1Y 6JD to receive for it and on its behalf, service of process issued out of the English courts in any such legal action or proceedings. The submission to such jurisdiction shall not (and shall not be construed so as to restrict the right of the Facility Agent and the other Finance Parties or any of them to take proceedings against any of the Relevant Parties in the courts of any other competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not. The parties further agree that only the Courts of England and not those of any other state shall have jurisdiction to determine any claim which any of the Relevant Parties may have against the Facility Agent and the other Finance Parties or any of them arising out of or in connection with this Agreement.

IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.

Schedule 1

The Lenders

Name	Address and fax number
The Export-Import Bank of Korea	**Lending Office** The Export – Import Bank Of Korea 16-1, Yoido-dong, Youngdeungpo-gu Seoul, 150-996 Korea **Address for Notices** The Export – Import Bank Of Korea Ship Financing Department 16-1, Yoido-dong, Youngdeungpo-gu Seoul, 150-996 Korea Fax: + 822 3779 6745 Attn: Ship Financing Department
Calyon	**Lending Office** Calyon 9 Quai du Président Paul Doumer, 92920 Paris La Defense Cedex France **Address for Notices** Address: Calyon 9 Quai du Président Paul Doumer, 92920 Paris La Défense Cedex France Fax: +33 (0) 1 41 89 29 87 Attn: Shipping Department

	Copy to: Calyon, London Shipping Department 122 Leadenhall Street London EC3V 4QH Fax: +44 20 7214 6689 Attn: Head of Shipping
DnB NOR Bank ASA	**Lending Office** DNB Nor Bank ASA 0021 Oslo Norway **Address for Notices (Credit Issues)** DNB Nor Bank ASA 5020 Bergen Norway Fax: +47 55 21 19 24 Attn: Erik Gundersen Papp **Address for Notices (Operational Issues)** DNB Nor Bank ASA 0021 Oslo Norway Fax: +47 22 48 28 94 Attn: Credit Administration
The Royal Bank of Scotland plc	**Lending Office** Address: The Royal Bank of Scotland plc Shipping Business Centre 5-10 Great Tower Street London EC3P 3HX United Kingdom

	Address for Notices Address: The Royal Bank of Scotland plc Shipping Business Centre 5-10 Great Tower Street London EC3P 3HX United Kingdom Fax: +44 207 615 0112 Attn: Colin Manchester
ING Bank N.V.	**Lending Office** Address: ING Bank N.V. 60 London Wall London EC2M 5TQ United Kingdom **Address for Notices** Address: ING Bank N.V. 60 London Wall London EC2M 5TQ United Kingdom Fax: +44 207 767 7252 Attn: Hugh Baker
Nordea Bank Norge ASA Grand Cayman Branch	**Lending Office** Nordea Bank Norge ASA Grand Cayman Branch 437 Madison Ave New York, NY 10022 **Address for Notices (Credit Issues)** Nordea Bank Norge ASA Grand Cayman Branch 437 Madison Ave New York, NY 10022 Fax: + 1 212 421 4420 Attn: Hans Christian Kjelsrud **Address for Notices (Operational Issues)** Nordea Bank Norge ASA Grand Cayman Branch 437 Madison Ave New York, NY 10022 Fax: + 1 212 750 9188 Attn: Jacqueline Ng

Schedule 2
Documents and evidence required as conditions precedent

(referred to in clause 5.1)

1. **Relevant Parties' and New Guarantor's constitutional documents**

copies, certified by the secretary, a director, an officer, a sole member or a general partner, as the case may be, of each of the Relevant Parties and the New Guarantor as true, complete and up to date copies of all documents which contain or establish or relate to the constitution or formation each of the Relevant Parties and the New Guarantor or, in respect of the Relevant Parties only, confirmation from such parties that their respective constitutional documents have not changed since 15 December 2005;

2. **Relevant Parties' and New Guarantor's corporate authorisations**

copies of resolutions of the directors, sole member or partners, as the case may be and, in respect of the Borrowers only, the shareholders of each of the Relevant Parties and the New Guarantor approving each of the Relevant Documents to which such Relevant Parties or, as the case may be, the New Guarantor are party and authorising the signature, delivery and performance of such Relevant Parties' and the New Guarantor's obligations thereunder, certified (in a certificate dated no earlier than five (5) Banking Days prior to the date of this Agreement) by the secretary, a director, a sole member or a general partner, as the case may be, of such Relevant Party and the New Guarantor as:

(a)   being true and correct;

 (b)   being duly passed at meeting of the directors, sole member or partners, as the case may be of such Relevant Party or, as the case may be, the New Guarantor duly convened and held;

(c)   not having been amended, modified or revoked; and

(d)   being in full force and effect

together with originals or certified copies of any powers of attorney issued by such Relevant Parties and the New Guarantor pursuant to such resolutions;

3. **Relevant Parties' and New Guarantor's incumbency certificate**

an original certificate signed by a duly authorised signatory of each of the Relevant Parties and the New Guarantor no earlier than five (5) Banking Days prior to the date of this Agreement certifying the names of the officers and directors of the relevant Relevant Party or, as the case may be, the New Guarantor;

4. **Relevant Parties' and the New Guarantor's process agent**

with the exception of the Lessee, a copy, certified as a true copy by a duly authorised signatory of each of the Relevant Parties and the New Guarantor or other person acceptable to the Facility Agent of a letter from each of the Relevant Parties' and the

New Guarantor's agent for receipt of service of proceedings referred to in clause 18.3 of the Loan Agreement accepting its appointment under the Loan Agreement and each of the other Relevant Documents (including this Agreement) in which it is or is to be appointed as the Relevant Parties' and the New Guarantor's agent and confirming that its appointment has become effective;

5. **Original Guarantee**

the Original Guarantee duly discharged and returned to the Original Guarantor;

6. **New Guarantee**

original executed copy of the New Guarantee; and

7. **Legal opinion**

a legal opinion of Cozen O'Connor, legal counsel to the Finance Parties on matters of Marshall Islands law in respect of the New Guarantor.

Amendments to Original Loan Agreement

1 The definition of "Commercial Tranche Margin" in clause 1.2 of the Original Loan Agreement shall be amended to reads as follows:

""**Commercial Tranche Margin**" means zero point six seven five per cent. (0.675%) per annum;".

2 The definition of "Intra-Group Transactions" in clause 1.2 of the Original Loan Agreement shall be deleted and replaced with the following new definition:

""**Intra-Group Transactions**" means (i) transactions and dealings between two or more Security Parties who are members of the Teekay Guarantor Group and (ii) prior to the Shareholding Transfer Date, loans to each Borrower made by Teekay Shipping Corporation, whether directly or through a Subsidiary or Subsidiaries;".

3 In clause 1.2 of the Original Loan Agreement, the following new definition shall be added:

""**Shareholding Transfer Date**" means the date on which the direct or indirect shareholding interest of Teekay Shipping Corporation in each Borrower is transferred to the Teekay Guarantor;".

4 The definition of "Subsidiary" in clause 1.2 of the Original Loan Agreement shall be amended to read as follows:

""**Subsidiary**" of a person means any company or entity directly or indirectly controlled by such person, and for this purpose "**control**" means either the ownership of more than fifty per cent. (50%) of the voting share capital (or equivalent rights of ownership) of such company or entity or the power to direct its policies and management, whether by contract or otherwise;".

5 The definition of "Teekay Guarantor" in clause 1.2 of the Original Loan Agreement shall be deleted and replaced with the following new definition:

""**Teekay Guarantor**" means Teekay LNG Partners L.P. of Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960;".

6 Clause 10.1.22 of the Original Loan Agreement shall be deleted and replaced with the following new definition:

""**Change of Control**: means there is a change in control of any Security Party other than QGTC (whether or not by reference to a change in the majority ownership of shares in such Security Party or by reference to a change in the composition of the board of directors or equivalent management body of such Security Party) without the prior written consent of the Facility Agent (acting on the instructions of the Majority Lenders), provided that

(a) so long as the Teekay Guarantor or, prior to the Shareholding Transfer Date, Teekay Shipping Corporation continues to have:

(i) legally or beneficially and either directly or indirectly more than fifty per cent. (50%) of the entire issued share capital of a Security Party other than QGTC; or

(ii) the right or ability to control, either directly or indirectly, the affairs, or the composition of the board of directors (or equivalent of it), of such Security Party other than QGTC,

there shall not be any change in control in such Security Party; and

(b) on and from the Shareholding Transfer Date, so long as Teekay Shipping Corporation or a Subsidiary of Teekay Shipping Corporation remains the general partner of the Teekay Guarantor, a change in control in relation to the Teekay Guarantor shall not occur by reason of any changes from time to time in the ownership of partner interests in the Teekay Guarantor; or; ".

7 Clause 17.9 of the Original Loan Agreement shall be deleted in its entirety and replaced with the following new clause:

"**17.9The Teekay Guarantor**

The parties to this Agreement acknowledge that the Teekay Guarantor is to acquire the whole shareholding interest of Teekay Shipping Corporation in the Borrowers on or about the Delivery Date.".

8 Clause 18.3 of the Original Loan Agreement shall be amended by deleting reference to "49 St. James's Street, London SW1A 1JT" and replacing it with reference to "2nd Floor, 86 Jermyn Street, London SW1Y 6JD".

Schedule 4

Form of Effective Date Notice

We refer to the second supplemental agreement dated [·] 2006 (the "**SecondSupplemental Agreement**") between (1) AL MARROUNA INC. (formerly DSME Hull No. 2238 Inc.), AL AREESH INC. (formerly DSME Hull No. 2239 Inc.) and AL DAAYEN INC. (formerly DSME Hull No. 2240 Inc.) as joint and several borrowers (the "**Borrowers**"), (2) Calyon as arranger (the "**Arranger**"), (3) Calyon as facility agent (the "**Facility Agen**t"), (4) Calyon as security trustee (the "**Security Trustee**"), (5) The Export-Import Bank of Korea ("**KEXIM**"), (6) certain banks and financial institutions whose names and addresses are set out in Schedule 1 of the Second Supplemental Agreement (the "**Commercial Lenders**"), (7) Teekay Nakilat (II) Limited as lessee, (8) Teekay Nakilat Corporation as shareholder, (9) Qatar Gas Transport Company Limited (Nakilat) as guarantor and (10) Teekay Shipping Corporation as original guarantor in respect of a loan agreement dated 15 December 2004 (as amended and restated from time to time) made between (1) the Borrowers, (2) the Arranger, (3) the Facility Agent, (4) the Security Trustee, (5) KEXIM and (6) the Commercial Lenders in respect of a loan of up to an aggregate amount of four hundred and sixty eight million, one hundred and eight thousand and twenty three Dollars ($468,108,023) made available by the KEXIM and the Commercial Lenders to the Borrowers jointly and severally for the purposes of financing part of the cost of the purchase of three LNG tankers.

We hereby give you notice that we have received the documents and evidence specified in clause 5 of, and Schedule 2 to, the Second Supplemental Agreement in a form and substance satisfactory to us and confirm that for the purposes of the Second Supplemental Agreement the Effective Date is [·] 2006.

This notice shall be governed by and construed in accordance with the laws of England.

……………………………………………………..
for and on behalf of
CALYON
as Facility Agent

Schedule 5
Form of New Guarantee

Execution Page

<u>**Borrowers**</u>

SIGNED by	)
for and on behalf of	)
AL MARROUNA INC.	)
pursuant to a Power of Attorney	) …………………………….
	) Attorney in-fact

SIGNED by	)
for and on behalf of	)
AL AREESH INC.	)
pursuant to a Power of Attorney	) …………………………….
	) Attorney in-fact

SIGNED by	)
for and on behalf of	)
AL DAAYEN INC.	)
pursuant to a Power of Attorney	) …………………………….
	) Attorney in-fact

<u>**Facility Agent**</u>

SIGNED by	)
for and on behalf of	)
CALYON	) …………………………….
as Facility Agent pursuant to a	) Attorney-in-fact
Power of Attorney	)

<u>**Security Trustee**</u>

SIGNED by	)
for and on behalf of	)
CALYON	) …………………………….
as Security Trustee pursuant to a	) Attorney-in-fact
Power of Attorney	)

Arranger

SIGNED by)
for and on behalf of)
CALYON) ……………………….
as Arranger pursuant to a) Attorney-in-fact
Power of Attorney)

KEXIM

SIGNED by)
for and on behalf of) ……………………….
THE EXPORT-IMPORT BANK OF KOREA) Attorney-in-fact
pursuant to a Power of Attorney)

The Commercial Lenders

SIGNED by)
for and on behalf of)
CALYON) ……………………….
as a Commercial Lender pursuant to a) Attorney-in-fact
Power of Attorney)

SIGNED by)
for and on behalf of)
DnB NOR BANK ASA) ……………………….
as a Commercial Lender pursuant to a) Attorney-in-fact
Power of Attorney)

SIGNED by)
for and on behalf of)
THE ROYAL BANK OF SCOTLAND PLC) ……………………….
as a Commercial Lender pursuant to a) Attorney-in-fact
Power of Attorney)

SIGNED by)
for and on behalf of)
ING BANK N.V.) ……………………….
as a Commercial Lender pursuant to a) Attorney-in-fact
Power of Attorney)

SIGNED by)
for and on behalf of)
NORDEA BANK NORGE ASA)
GRAND CAYMAN BRANCH)   ……………………….
as a Commercial Lender pursuant to a)   Attorney-in-fact
Power of Attorney)

Lessee

SIGNED by)
for and on behalf of)   ……………………….
TEEKAY NAKILAT (II) LIMITED)   Attorney-in-fact
as Lessee pursuant to
a Power of Attorney

Shareholder

SIGNED by)
for and on behalf of)   ……………………….
TEEKAY NAKILAT CORPORATION)   Attorney-in-fact
as Shareholder pursuant to
a Power of Attorney

QGTC

SIGNED by)
for and on behalf of)   ……………………….
QATAR GAS TRANSPORT COMPANY LIMITED)   Attorney-in-fact
(NAKILAT)
as guarantor pursuant to
a Power of Attorney

Original Guarantor

SIGNED by)
for and on behalf of)   ……………………….
TEEKAY SHIPPING CORPORATION)   Attorney-in-fact
as Original Guarantor pursuant to
a Power of Attorney